Exhibit 2.1

DATED                             4 FEBRUARY                             2003

CONFORMED COPY

(1)	AEA TECHNOLOGY PLC

(2)	ANSYS, INC.

A G R E E M E N T

For the sale and purchase

of the CFX Companies

and the French Assets

EVERSHEDS

Cloth Hall Court

Infirmary Street

Leeds LS1 2JB

Tel: 0113 243 0391

Fax: 0113 245 6188

CONTENTS

Clause		Page
1	DEFINITIONS	1

2	SALE AND PURCHASE	15

3	CONSIDERATION	16

4	ADJUSTMENT TO CONSIDERATION	16

5	CONDITIONS	16

6	PRE-COMPLETION	17

7	RESCISSION	20

8	COMPLETION	21

9	GUARANTEES	23

10	WARRANTIES	23

11	WITHHOLDINGS, ETC	25

12	COVENANTS	26

13	INDEMNITIES	30

14	CONTRACTS	41

15	GENERAL	42

16	ANNOUNCEMENTS	43

17	COSTS	43

18	NOTICES	43

19	GOVERNING LAW AND JURISDICTION	44

SCHEDULES

1	Details of each CFX Company

2	PART A—The Properties

3	Business Intellectual Property Rights

	PART 1: CFX INTELLECTUAL PROPERTY RIGHTS

	PART 2: LICENSED INTELLECTUAL PROPERTY RIGHTS

	PART 3: PATENTS

	PART 4A: REGISTERED TRADEMARKS

	PART 4B: UNREGISTERED TRADEMARKS

	PART 5: DOMAIN NAMES

4	Non-Taxation Warranties

5	Completion Arrangements

6	Limitation of Liability

7	Tax Deed

	PART 1—INTERPRETATION

	1 Interpretation

	PART 2—TAX COVENANT

	2 Covenant

	3 Quantification

	4 Exclusions

	5 Due Date for Payment

	6 Time Limitations

	7 Claims Procedure

	8 Degrouping

	9 Mitigation of Liability

	10 Savings, Repayments And Overprovisions

	11 Purchaser’s Covenant/Undertaking

Clause		Page

12 Tax Returns

13 Surrender of Tax Losses

14 Sale of Stock of Us Companies

16 General

8	Tax Representations and Warranties for AEA Technology Engineering Software Ltd And 2011767 Ontario Inc.

9	Tax Representations and Warranties in respect of the CFX India Branch Office

10	Tax Representation and Warranties for CFX Asia Pacific KK

11	Tax Representations and Warranties for CFX US

12	Tax Representations and Warranties for AEA Technology Engineering Software Limited (UK)

13	Tax Representations and Warranties for CFX Germany

14	Completion Balance Sheet

15	Employees

16	Records Agreement

1 TRANSFER OF RIGHTS AND OBLIGATIONS

2 NOTICES

3 INDEMNITY

4 GUARANTEE

17	Asset Purchase Agreement

18	Return of Cash

19	Part 1—German Share Transfer Agreement

20	Guarantee and Retention Fund Instruction Letter

21	Employee Details

THIS AGREEMENT is made on 4 February, 2003

BETWEEN

(1)	AEA TECHNOLOGY PLC (registered number 3095862) whose registered office is at 329 Harwell, Didcot, Oxfordshire OX11 0QJ (the “Vendor”); and

(2)	ANSYS, INC. whose principal place of business is at 275 Technology Drive, Canonsburg, PA 15317, USA (together with its subsidiaries, the “Purchaser”).

OPERATIVE CLAUSES

1.	DEFINITIONS

In this Agreement:

1.1	the following expressions have the following meanings unless inconsistent with the context:

“Accounts”

the aggregated financial statements of the CFX Business, prepared under US GAAP, including the audited balance sheet, income statement, statement of cash flows for the financial period 1 April 2001 to 31 March 2002 and the reviewed but not audited balance sheet, income statement and statement of cash flows for the financial period 1 April 2002 to 30 September 2002

“Additional Adjustments”

the adjustments to the Consideration provided for in clause 4.1 calculated in accordance with Schedule 21 constituting, in the aggregate, an increase in the Consideration of no greater than $3.0 million

“AEAT France”	AEA Technology France Sarl, a wholly owned subsidiary of the Vendor incorporated under the laws of France

“AEAT US”	AEA Technology Inc, a corporation incorporated under the laws of Delaware and having its main place of business at 241 Curry Hollow Road, Pittsburgh, Pennsylvania

“Allocation Report”	a report by Standard & Poors on the allocation of the Consideration between the CFX Companies and the French Assets

“Anniversary Date”	as defined in the Rules of the Pension Scheme at Completion Date

“Asset Purchase Agreement”	the agreement between the Purchaser and AEAT France for the purchase of certain assets relating to the CFX Business listed in Schedule 17

“Associated Company”	any company, not being a CFX Company, which at the relevant time is:

(a) a holding company of the Vendor; or

(b) a subsidiary or subsidiary undertaking of the Vendor; or

(c) a subsidiary or subsidiary undertaking (other than the Vendor itself) of any such holding company; or

(d) under the control of the Vendor;

SAVE THAT for the purposes of clauses 12.7, 13.9 and 14.1 only all references in this definition to “Vendor” shall be deemed to include the words “and/or the Purchaser” as appropriate

“Bank Guarantee”	the guarantee provided by National Westminster Bank plc over payment of $1,000,000 pursuant to clause 3.2

“Business Day”	any day (other than a Saturday or Sunday) on which banks are open in London

“Business Intellectual Property Rights”

all Intellectual Property Rights owned by, licensed to or otherwise utilised by any of the CFX Companies or, in respect of the CFX France Business, by AEAT France in or for the benefit of the CFX Business, subject to any right, title or interest of UKAEA in the UKAEA CS and IP Agreements, particulars of such rights being set out in Schedule 3

“CA 1985”	the Companies Act 1985 as amended

“Canadian Plan”	each material Employee Benefit Plan of any Employee or former employee, employed in Canada by AEA Technology Engineering Software Ltd and collectively known as the “Canadian Plans”

“Canadian Shares”	all of the issued and outstanding shares in the capital of CFX Canada

“Canadian Subsidiary”	AEA Technology Engineering Software Ltd (Canada), a company incorporated under the laws of Ontario with registered number 1210956 with its registered office at 554 Parkside Drive, Waterloo

“CFX Business”

the business of developing and supplying computational fluid dynamics software and associated services worldwide from locations in the UK, Canada, Germany, France, Japan, India and the United States but excluding the EASA Business

“CFX Canada”	2011767 Ontario Inc. (Canada), a corporation incorporated under the laws of Ontario

“CFX Company”	each of the companies detailed in Schedule 1 and “CFX Companies” shall be construed accordingly

“CFX France Business”	the business of AEAT France transferred to the Purchaser pursuant to the Asset Purchase Agreement

“CFX Germany”	AEA Technology GmbH, a corporation incorporated under the laws of Germany

“CFX India Branch Office”	the branch office of CFX UK situated at 16 Jaya Mahal Main Road, Bangalore, 560, India

“CFX Intellectual Property Rights”	all Business Intellectual Property Rights that are not Licensed Intellectual Property Rights

“CFX Japan”	CFX Asia Pacific KK, a corporation incorporated under the laws of Japan with registered number 0200-01-039181

“CFX UK”	AEA Technology Engineering Software Limited, a corporation incorporated under the laws of England and Wales with registration no. 03524833

“CFX US”	AEA Technology Engineering Software Inc (US), a corporation incorporated under the laws of Delaware and having its main place of business at 2000 Oxford Drive, Suite 110, Bethel Park, Pittsburgh

“Claim”	any claim which is or would (but for the provisions of Schedule 6) be capable of being made against the Vendor in respect of liability for breach of any of the Warranties

“Clearing Bank”	a member bank of the UK national cheque clearing system

“COBRA”

the continuation of health insurance coverage provisions of the Consolidated Omnibus Budget Reconciliation Act of 1986, set forth in Section 4980B of the Code, Section K, chapter 100 of the Code and ERISA sections 601 to 608

“Code”	the United States Internal Revenue Code of 1986 (as amended)

“Completion”	consummation of the sale and purchase contemplated herein in accordance with the provisions hereof

“Completion Balance Sheet”	the balance sheet of the CFX Business to be prepared following Completion in accordance with the provisions of Schedule 14

“Completion Date”	the date on which Completion actually occurs in accordance with clause 8.1

“Completion Earnings”	means an employee’s Pensionable Earnings calculated at Completion Date assuming that Completion Date qualifies as being an Anniversary Date

“Completion Payment”	the sum of $21,000,000 payable at Completion pursuant to clause 8.2

“Conditions”	the conditions precedent set out in clause 5 and Schedule 21

“Confidential Information”

all information of a confidential or proprietary nature (whether or not specifically labeled or identified as “confidential”), including Know-how, in any form or medium, that relates to the CFX Business or any customer or supplier of the CFX Business and shall include but not be limited to:

• business and marketing strategy and plans;

• budgets, management accounts, bank account details and other confidential financial data;

• business sales and marketing methods, confidential techniques and processes used for development of products and services;

•

details of products and services being developed, including research and development reports, confidential aspects of computer technology and systems, including source and object codes, confidential algorithms developed or used, information relating to proprietary computer hardware or software (including updates) not generally known to the public and details of IP solutions to accompany CFX Business’s products; patent applications in the course of preparation or consideration by the relevant authorities;

•

confidential methods and processes, information relating to the running of CFX Business which is not in the public domain, including details of salaries, bonuses, commissions and other employment terms;

•

the names, addresses and contact details of any customers or Prospective Customers including customer lists in whatever medium this information is stored and the requirements of those customers or the potential requirements of Prospective Customers for any products or services;

•

the terms on which CFX Companies do their business with advertisers, customers and suppliers, including any pricing policy and the terms of any partnership, joint venture or other form of commercial co-operation or agreement that any CFX Company enters into with any third party; the content of bids and tenders submitted by the Company to Prospective Customers;

•	software, technical information and product designs necessary for the development, maintenance or operation of any of websites and the source and object code of each website; and

any other information in respect of which any CFX Company is bound by an obligation of confidence owed to a third party, in particular the content of discussions or communications with any Prospective Customers or prospective business partners, save that any information in respect of Prospective Customers of the EASA Business shall not be deemed to be Confidential Information for the purpose of this definition

“Consideration”	$21,000,000 being the aggregate consideration payable for the Shares and the French Assets as stated in clause 3.1 and as adjusted in accordance with clause 4.1

“Consultants”

each consultant or self-employed contractor engaged by a CFX Company, or in respect of the CFX France Business, AEAT France and any other individual engaged by a CFX Company, or in respect of the CFX France Business, AEAT France, on a contract pursuant to which they are obliged to personally provide or perform services for a value of in excess of £10,000 per annum or in respect of software development or other work concerning the Business Intellectual Property to that CFX Company, or in respect of the CFX France Business, AEAT France

“Deferred Benefits”

are the deferred pension, death in service and death in deferment benefits and, where relevant, separate lump sum, in respect of the relevant Employee under the Pension Scheme as at the Completion Date

“Disclosure Bundle”	the agreed bundle of documents attached to and referenced in the Disclosure Letter, a copy of the index having been initialled by the Vendor and the Purchaser

“Disclosure Letter”	the letter having the same date as this Agreement from the Vendor to the Purchaser qualifying the Warranties

“EASA Business”

the development, production, marketing and sale of software for the provision of customised user interfaces to customers software applications together with associated devices and consultancy (this includes the development, production, marketing and sale of software products needed to interface with CFD software but does not include the development, production, marketing and sale of CFD software itself)

“EASA Reorganisation”	the transfer of the EASA Business from CFX UK and CFX US to the Vendor and AEA Engineering Services Inc pursuant to an agreement in the agreed form to be executed prior to Completion

“EC Treaty”	The Treaty of Rome 1957, as amended

“Employees”

the employees employed in, and officers engaged by each CFX Company or, in respect of the CFX France Business, AEAT France on the date of this Agreement (including, for the avoidance of doubt, Lars Kaltin)

“Employee Benefit”

any emolument (other than salary or base pay) or any other benefit granted or accruing under any contract of employment, contract for services or Employee Benefit Plan other than those deriving from the Pension Scheme including (without limitation) any plan, programme, arrangement, agreement, policy or understanding, whether written or unwritten, relating to any bonus, incentive or deferred compensation, severance, termination, retention, change of control, retirement income, savings, health and welfare, medical, disability insurance, stock option, stock appreciation, stock purchase, phantom stock or other equity-based, performance or other employee or retiree benefit or compensation that provides or may provide benefits or compensation in respect of any Service Provider, as well as any beneficiaries or dependants of any such Service Provider (each a “Participant,” collectively, the “Participants”) or under which any Participant is or may become eligible to participate or derive a benefit and that is or has been maintained or established by the Vendor, in respect of the CFX France Business, AEAT France or any CFX Company or to which the Vendor, AEAT France (in respect of the CFX France Business) or any CFX Company contributes or is or has been obliged or required to contribute

“Employee Benefit Plan”	any “employee benefit plan” as defined in section 3(3) of ERISA

“Encumbrance”

any mortgage charge, pledge, lien, assignment by way of security, option, restriction, claim, right of pre-emption, right of first refusal, third party right or interest, title retention, other encumbrance or security interest of any kind, or other arrangement conferring a priority of payment

“ERISA”	the Employee Retirement Income Security Act of 1974, as amended, and the regulations promulgated thereunder

“European Directive”	any directive issued by or on behalf of the European Commission

“French Assets”	the assets to be purchased pursuant to the Asset Purchase Agreement

“Gemini Property”	the premises described in paragraph 1 of Part A Schedule 2

“German Reorganisation”

the transfer of the Vendor’s n-Code business from CFX Germany into n-Code GmbH, a German law limited liability company registered at the commercial register of the local court in Munich under number HRB 145383 pursuant to an agreement to be executed a copy of which is at reference Q45 in the Disclosure Bundle Index

“German Shares”	all of the issued shares in the capital of CFX Germany to be transferred pursuant to the German Share Transfer Agreement

“German Share Transfer Agreement”	means the agreement in the form attached to Schedule 19, Part 1 to be notarised in accordance with German law

“Guarantee and Retention Fund Instruction Letter”	the Letter in the form of Schedule 20 from the Vendor and the Purchaser to the Vendor’s Solicitors and the Purchaser’s Solicitors relating to the Bank Guarantee and the Retention Fund

“Indian Reorganisation”

the (i) establishment of CFX India Branch Office; (ii) transfer of the CFX Business carried on by Vendor’s Indian Branch Office from the Vendor to CFX UK; (iii) CFX UK acquiring all permits, licences, registrations, approvals and certificates necessary for the CFX India Branch Office to carry on the CFX Business in India and (iv) the obtaining of the leasehold rights to the property at # 16, Jayamahal Main Road, Bangalore—560046 Karnataka by CFX UK from its owners pursuant to the execution of the lease deed in respect of the said leasehold property and the registration of the same with the registrar of assurances, Karnataka

“Intellectual Property Rights”	all worldwide right, title and interest in and to the following:

	(a)	Software;

(b)

technology, inventions, discoveries, designs and all improvements thereto (whether patentable or not) and all industrial designs, patents, patent applications and patent disclosures and utility models, together with all re-issuances, continuations, continuations-in-part, revisions, extensions and re-examinations thereof;

(c)

trade marks, service marks, famous names, trade names, logos, Internet domain names and corporate names and applications, registrations and renewals related thereto (or portions thereof) including moral rights and including goodwill associated therewith;

	(d)	copyrightable works, copyright works, and applications, registrations, and renewals related thereto and whether vested future or contingent;

	(e)	designs and design registrations and applications and renewals related thereto;

	(f)	database rights;

	(g)	Know-how; and

(h)

other intellectual property rights of a proprietary nature including, but not limited to derivative rights, industrial property, data, models, integrated circuit topographies and registered and unregistered mask works

“Intra Group Obligations”

any obligation to perform, including an obligation of any debt, trading and other inter company balances on inter company loan and trading accounts including any currency accounts, owed by the Vendor or any Associated Company to any CFX Company or, in relation to the CFX France Business, AEAT France or vice versa

“Japanese Shares”	all of the issued and outstanding shares in the capital of CFX Japan

“Know-how”

all written, machine readable or otherwise tangible technical information, trade secrets, know-how, improvements, algorithms, formulae, techniques and processes used solely in the CFX Business or relating to customers or suppliers of the CFX Business as at the date of this Agreement

“Licensed Intellectual Property Rights”

those Business Intellectual Property Rights licensed to a CFX Company by any person who is not a CFX Company, the Vendor or, in respect of the CFX France Business AEAT France, including but not limited to those set out in Part 2 of Schedule 3

“Non-UK Properties”	the premises described in paragraph 2 Part A Schedule 2

“Non-US Plan”

other than the Pension Scheme, each material Employee Benefit of any Employee or former employee (or Employee’s or former employee’s beneficiaries) employed outside the United States by the CFX Business and collectively known as the “Non-US Plans”

“Payment Amount”	an amount calculated as being 1.4% of the total Pensionable Earnings of such of the Employees in respect of whom Deferred Benefits are increased or are to be increased in accordance with clause 13.30

“Pension Indemnity Amount”	is in relation to each payment relating to any Pension Liability to or in respect of each Employee:

(a)

the total pension related benefits which calculated in any way by reference to any period of pensionable service prior to the Completion Date paid or payable in combination from the Pension Scheme and the Purchaser and any CFX Company or by any pension scheme or arrangement sponsored by the Purchaser or any CFX Company to or in respect of an Employee and calculated on the assumption (i) if Pensionable Earnings are set once a year on the Anniversary Date, that Pensionable Earnings shall have increased at the rate of 2 per cent per annum in excess of UK price inflation on a compound basis on each Anniversary Date (except 1 April 2003) during service with CFX UK after the Completion Date, and then multiplied by the Pre-Completion Earnings Multiplier or (ii) if Pensionable Earnings are set immediately on any increase to an Employee’s earnings, that Pensionable Earnings shall have increased at the rate of 2 per cent per annum in excess of UK price inflation on a compound basis during service with CFX UK after the Completion Date; less

	(b)	such Employee’s Deferred Benefits after the increase pursuant to clause 13.22 below) as are actually paid

“Pension Liability”

is a liability on the Purchaser to pay to or in respect of an Employee (who immediately prior to the Completion Date was an active member of the Pension Scheme) benefits payable on death in service, voluntary early retirement, ill-health early retirement or death in deferment arising from former participation in the Pension Scheme

“Pension Scheme”	the AEA Technology Pension Scheme

“Pensionable Earnings”	as defined in the Rules of the Pension Scheme at Completion Date

“Permitted Activities”

the research and development, consulting, support, marketing, sale and licensing of original process methods, process designs and hardware products, incorporating power fluidic, vortex and process intensification technologies, and related process control systems and software, consultancy services by the Vendor’s Canadian subsidiary Kinetric’s Inc which may use CFD software for the analysis of scientific and engineering problems but does not include the sale of CFD software (and for the avoidance of doubt the EASA Business)

“Pre-Completion Earnings Multiplier”	means the greater of:

	(a)	1 plus the increase in price inflation over the year from 1 April 2002 to 31 March 2003 plus 2%; and

	(b)	Completion Earnings divided by Pensionable Earnings as at Completion Date

“Properties”	the properties described in Schedule 2 and “Property” shall mean any one of them

“Prospective Customer”	any person with whom any CFX Company or, in respect of the CFX France Business, AEAT France is, at the Completion Date, in negotiations or is tendering for the supply of its goods and services

“Purchaser’s Solicitors”	Brobeck Hale and Dorr of Alder Castle, 10 Noble Street, London EC2V 7QJ or its successors in business

“Records Agreement”	the agreement to be entered into at Completion between UKAEA, the Vendor and the Purchaser in the form attached to Schedule 16

“Retention Fund”	shall have the meaning set out in Schedule 20

“Reorganisation”	together the German Reorganisation, the EASA Reorganisation and the Indian Reorganisation

“Senior Employee”	any employee of a CFX Company who receives an annual gross salary in excess of £45,000 or the equivalent in local currency

“Service Provider”	any Employee (or former employee), director (or former director) or Consultant (or former Consultant) of any CFX Company or, in respect of the CFX France Business, to AEAT France

“Settled Claim”

the amount payable in respect of a breach of obligations, indemnities or undertakings on the part of the Vendor in this Agreement (but excluding any claim under the Tax Deed), the Asset Purchase Agreement or agreements governing the Reorganisations, including:

(i) a Claim agreed by the Vendor and the Purchaser or otherwise determined in any relevant proceedings in respect of a Claim;

(ii) any amount due pursuant to clause 4.1; and

(iii)

any amount due on an indemnity basis pursuant to this Agreement, the Asset Purchase Agreement or the agreements governing the Reorganisations agreed by the Vendor and the Purchaser or otherwise determined in any relevant proceedings in respect of such indemnity

“Shares”	the Canadian Shares, the German Shares, the Japanese Shares, the UK Shares and the US Shares

“Software”

any form of computer program, including applications software, operating systems, databases, software libraries, web pages and other code, whether in source, object or machine code form and all related or ancillary documents including source code listings

“Tax” or “Taxation”	has the same meaning as in the Tax Deed

“Tax Deed”	the tax deed to be entered into at Completion between the Vendor and the Purchaser in the form attached to Schedule 7

“Tax Warranties”	has the same meaning as in the Tax Deed

“Taxes Act”	the Income and Corporation Taxes Act 1988

“Transferee Company”	has the meaning given to it in clause 6.1

“Transitional Services Agreement”	the agreement having the same date as this agreement between the Vendor and the Purchaser for the supply of administrative and business support services for the CFX Companies after Completion

“TUPE Regulations”	Transfer of Undertakings (Protection of Employment) Regulations 1981 (as amended)

“TUPE Transfer”	the transaction effected by (or documented by) the TUPE Transfer Agreement

“TUPE Transfer Agreement”	the agreement dated 17 July 2002 between the Vendor and CFX UK for the sale and purchase of the CFX Business in the UK (including its employees)

“UKAEA”	United Kingdom Atomic Energy Authority

“UKAEA CS and IP Agreements”	the computer software agreement and the intellectual property agreement each dated 31 March 1996 and made between UKAEA and the Vendor

“UKLA”	United Kingdom Listing Authority

“UK Shares”	all of the issued and outstanding shares in the capital of CFX UK

“Underlease”	an underlease in the form agreed between the parties in accordance with the provisions of Schedule 2

“US GAAP”	the United States generally accepted accounting principles

“US Plan”

each material Employee Benefit of any Employee or former employee (or Employee’s or former employee’s beneficiaries) employed in the United States by the CFX Business and collectively known as the “US Plans”

“US Shares”	all of the issued and outstanding shares of the capital stock of CFX US

“VATA”	the Value Added Tax Act 1994

“Vendor’s India Branch Office”

the branch office of the Vendor, established at Bangalore, India pursuant to the approval of the Reserve Bank of India granted via letter no. EC. CO..FID/ 10 1 06 02 (B 372) 1999 2000, dated June 26, 2000

“Vendor’s Solicitors”	Eversheds of Cloth Hall Court, Infirmary Street, Leeds LS1 2JB

“Warranties”	the representations and warranties set out or referred to in clause 10.1

“$” or “dollar”	the lawful currency of the United States unless indicated otherwise

“CA$”	the lawful currency of Canada;

1.2	references to any statute or statutory provision include, unless the context otherwise requires, a reference to the statute or statutory provision as modified or re-enacted and in force from time to time prior to Completion and any subordinate legislation made under the relevant statute or statutory provision in force prior to Completion;

1.3	references to persons will include bodies corporate, unincorporated associations and partnerships;

1.4	references to a document being “in the agreed terms” are to that document in the form agreed and for the purposes of identification initialled by or on behalf of the Vendor and the Purchaser;

1.5	references to clauses and Schedules are to clauses of and Schedules to this Agreement, and references to paragraphs are to paragraphs in the Schedule in which such references appear;

1.6	the Schedules form part of this Agreement and will have the same force and effect as if expressly set out in the body of this Agreement;

1.7	the headings in this Agreement will not affect its interpretation;

1.8	any phrase introduced by the term “include”, “including”, “in particular” or any similar expression will be construed as illustrative and will not limit the sense of the words preceding that term; and

1.9	reference to any English legal term or statute or statutory provision is deemed to include that term or statute or statutory provision which most nearly approximates it in another jurisdiction in which a CFX Company is incorporated or has a branch or otherwise operates in.

1.10	the expressions “holding company”, “subsidiary” and “subsidiary undertaking” having the meanings given to them by CA 1985 and “control” shall have the meaning given to it by section 840 of the Taxes Act.

2.	SALE AND PURCHASE

2.1	Subject to clauses 5 and 7 the Vendor shall sell or procure the sale of the Shares and the Purchaser shall purchase the Shares together with all rights attaching to them.

2.2	The Vendor shall procure that AEAT France enters into, the Asset Purchase Agreement for the sale to the Purchaser of the French Assets.

2.3	The Vendor covenants with the Purchaser as follows:

2.3.1	that it has the right to sell and transfer, or procure the sale and transfer (as appropriate) of, the full legal and beneficial interest in the Shares to the Purchaser on the terms set out in this Agreement;

2.3.2	that AEAT France has the right to sell and transfer the full legal and beneficial interest in the French Assets to the Purchaser on the terms set out in the Asset Purchase Agreement; and

2.3.3	that on or after Completion it will, at its own cost and expense, execute and do (or procure to be executed and done by any other necessary party) all such deeds, documents, acts and things as the Purchaser may from time to time require in order to vest any of the Shares or the French Assets in the Purchaser or its Transferee Company.

2.4	The Shares shall be sold free from all Encumbrances and other rights exercisable by third parties and the French Assets shall be sold free from all Encumbrances and other rights exercisable by third parties (other than as set out in the Asset Purchase Agreement).

2.5	The Purchaser shall not be obliged to complete the purchase of any of the Shares or the French Assets unless the purchase of all the Shares and the French Assets is completed simultaneously in accordance with this Agreement.

3.	CONSIDERATION

3.1	The Consideration will (subject to adjustment in accordance with Schedule 18, paragraphs 1 and 2 and Schedule 21) be $21,000,000 and will be allocated in accordance with the directions of the Allocation Report provided, however, that the amount of Consideration allocated to Canada shall not exceed Canadian $19.1 million. In the event that the Consideration allocated to Canada by Standard and Poors is in excess of Canadian $19.1 million, the amount in excess of this amount shall be apportioned pro-rata to the other Shares and French Assets.

3.2	If any of the amount secured by the Bank Guarantee is paid to the Purchaser in respect of any Claim, the Consideration will be reduced by the principal amount of such Claim paid.

4.	ADJUSTMENT TO CONSIDERATION

4.1	The Consideration shall be increased (subject to a maximum increase of $3.0 million) or decreased following Completion in accordance with the provisions of Schedule 18 and the Additional Adjustments. In addition the Consideration shall be decreased by an amount of $30,000 for each whole Business Day after midnight on 19 February 2003 until such time as the Vendor satisfies the Conditions or in the event the Vendor is unable to satisfy the Conditions for the period from 19 February up to 3 March 2003.

5.	CONDITIONS

5.1	This Agreement is conditional on the following:

5.1.1	the Vendor shall have delivered by Chris Reid a certificate dated the Completion Date stating that the CFX Business has been carried on in the ordinary course of business and consistent with past practice over the period 1 October 2002 to the Completion Date and confirming that none of the covenants have been broken;

5.1.2	11 of the 18 persons identified in Schedule 15, Part C shall remain employed by a CFX Company and shall not have tendered their notice to resign or resigned without due notice or have had their employment terminated by the relevant CFX Company;

5.1.3	the Vendor shall have procured the execution of the agreed documentation in connection with the EASA Reorganisation and the German Reorganisation.

5.2	The Vendor shall use its reasonable endeavours to finalise the procurement of all outstanding waivers/consents relating to the transfer of the CFX Business in the UK from the Vendor to CFX UK dated July 17 2002.

5.3	The Vendor will use its reasonable endeavours to procure that the Conditions are fulfilled within 28 days of the date of this Agreement.

5.4	Without prejudice to clause 7, if the Conditions have not been satisfied within 28 days of the date of this Agreement the Purchaser shall either complete or rescind or terminate this Agreement. The Vendor shall not be entitled to terminate or rescind this Agreement in any event.

5.5	In the event that the Purchaser rescinds or terminates this Agreement in accordance with clause 5.4 the provisions of Schedule 21 shall (to the extent applicable) apply.

5.6	Subject to clause 5.5 if the Vendor fails to fulfil all the conditions in clause 5.1 in accordance with the terms of this Agreement (and the Purchaser does not waive any such condition that is not met) none of the parties will have any rights against any other party under this Agreement.

5.7	The Vendor and the Purchaser shall negotiate in good faith and jointly agree as to whether or not to make an election under Section 338(h)(10) of the Code (the “Section 338(h)(10) Election”) with respect to the sale and purchase of CFX US within 10 days after receipt of the valuation to determine the allocation of the Consideration pursuant to clause 3.1 of the Agreement; provided, however, that the Vendor and the Purchaser further shall negotiate in good faith and jointly agree to an alternative resolution that will share equally between Vendor and Purchaser the expected economic benefit that will be derived by the party who will obtain such benefit directly as a result of the decision to make or not make (as the case may be) the Section 338(h)(10) Election. The Vendor and the Purchaser agree to co-operate fully and to provide such information as is reasonably requested in order to determine whether or not the Section 338(h)(10) Election should be made, and any economic benefit derived from the decision to make or not make the Section 338(h)(10) Election. Either the Vendor or the Purchaser may waive this condition by providing written notice to the other party at least 5 days prior to Completion, in which case it will be the sole decision of the non-waiving party as to whether or not to make the Section 338(h)(10) Election with respect to the purchase and sale of CFX US and such non-waiving party will not be required to share any economic benefit derived from the decision to make or not make (as the case may be) the Section 338(h)(10) Election. The waiving party agrees to co-operate fully with the non-waiving party in accordance with clause 14.6 of the Tax Deed. Such waiver will be treated as the condition being satisfied.

6.	PRE-COMPLETION

6.1

The Purchaser may by notice in writing prior to Completion request that any of the Shares or the French Assets be transferred to and acquired by one or more transferee companies on Completion as the Purchaser may request (a “Transferee Company”) directly from the Vendor in respect of any of the Shares, or AEAT France in respect of the French Assets, in satisfaction of the Vendor’s obligation to transfer or procure the transfer of such Shares or French Assets to the Purchaser pursuant to this

Agreement PROVIDED THAT such request shall not delay the transfer of any of the Shares or the French Assets. The Vendor may require such Transferee Company to agree to be bound to the same terms of this Agreement as the Purchaser in relation to the Shares and the French Assets transferred to such Transferee Company instead of (but not in addition to) the Purchaser provided that the Vendor shall have no increased liability as a result of such transfer and the Purchaser’s rights to rescind shall be waived to the extent that the Vendor’s ability to satisfy any condition is effected by any such transfer.

6.2	For so long after Completion as the Vendor or any Associated Company remains the registered holder of any of the Shares or the French Assets the Vendor shall or shall procure that they and any distributions, property and rights deriving from them are held in trust for the Purchaser and shall, subject to full indemnification by the Purchaser for any liability arising solely as a result of holding such Shares, deal with the Shares and the French Assets and any distributions, property and rights deriving from them as the Purchaser directs; in particular, the Vendor shall exercise and procure that any Associated Company that is a registered holder of any Shares shall exercise all voting rights as the Purchaser directs or shall execute an instrument of proxy or other document which enables the Purchaser or its representative to attend and vote at any meeting of any CFX Company.

6.3	The Vendor shall procure that the CFX Business will be continued in the ordinary course and, in particular, shall procure that without the written consent of James Cashman (or such other person as holds the title of Chief Executive Officer of the Purchaser) or otherwise on the written instruction of the Chief Executive Officer:

6.3.1	AEAT France shall not (and shall not agree to, conditionally or otherwise before Completion to) dispose of any of the French Assets;

6.3.2	no CFX Company shall (and shall not agree to, conditionally or otherwise, before Completion):

6.3.2.1	incur any expenditure exceeding £10,000 on capital account; or

6.3.2.2	dispose of or grant any option or right of pre-emption in respect of any part of its assets (for a value of in excess of £5,000); or

6.3.2.3	borrow any money (except borrowings from its bankers not exceeding £10,000) or make any payments out of or drawings on its bank account(s) (other than payments made in the ordinary course of business not in excess of £10,000); or

6.3.2.4	enter into any contract or commitment outside of the ordinary course of business or any material licences, sub licences or agreements as defined at paragraph 10.13 of Schedule 4; or

6.3.2.5	grant any lease or third party right in respect of any of the Properties or transfer or otherwise dispose of any of the Properties; or

6.3.2.6	make any loan; or

6.3.2.7	enter into any leasing, hire purchase or other agreement or arrangements for payment on deferred terms outside of the ordinary course of business; or

6.3.2.8	declare, make or pay any dividend or other distribution or make any inter-company payments other than to settle any Intra Group Obligations; or

6.3.2.9	enter into any Encumbrance (other than licences granted in the ordinary course of business); or

6.3.2.10	make any change in the terms and conditions of employment or engagement of any of its Employees, officers or consultants or employ or offer to employ any person; or

6.3.2.11	other than in the ordinary course of business, terminate the employment of any Employee (other than as agreed between the Vendor and the Purchaser); or

6.3.2.12	other than in accordance with the terms of this Agreement make, or announce to any person any proposal or intention to make, any change or addition to any Employee Benefit in respect of any Service Provider or any beneficiaries or dependants of such Service Provider (other than any change required by law and described in full in the Disclosure Letter) or grant or create any additional Employee Benefit or benefit under the Pension Scheme or, without limiting the foregoing, take any action or allow any action to be taken in relation to the Pension Scheme other than in the ordinary course of administering the Pension Scheme or omit to take any action necessary or prudent for the ordinary proper operation of the Pension Scheme; or permit any of its insurances to lapse or do any thing which would make any policy of insurance void or voidable; or

6.3.2.13	create, issue, purchase, redeem or grant rights over any class of share or loan capital (including, without limitation, the Shares); or

6.3.2.14	in any other way depart from the ordinary course of its day-to-day trading (other than to comply with the provisions of this clause 6.3); or

6.3.2.15	extend or modify or agree to extend or modify the agreement between CFX UK and Hyprotech UK Limited;

6.3.2.16	disclose or release to any third party any source code; or

6.3.2.17	enter into any site licences converting any lease licences to paid-up licences, or offering percentage price discounts above the average percentage discount.

Provided that the Vendor shall be entitled to procure relevant assignments, licences and other actions ancillary to finalising the Indian Re-organisation are carried out without such consent.

6.3.3	The Vendor shall or if appropriate it shall procure that the CFX management shall provide all information that the Purchaser may reasonably require to enable James Cashman (or such other person who holds the title of Chief Executive Officer of the Purchaser) to make an informed decision (based on the information reasonably available at the date such decision is made) as to whether or not to provide his written consent for any requests made in accordance with this clause 6.3 by the Vendor and to the extent that the Vendor is aware of them, the consequences of so providing or refusing to provide consent.

6.3.4	The Vendor and AEAT US shall not agree any material changes to the final form drafts of the employment contracts with Employees engaged in sales in North America (each as attached as a schedule to the Disclosure Letter).

6.3.5	The Vendor shall procure that AEAT France shall, in respect of the CFX France Business, be bound by sub-clauses 6.3.2.2, 6.3.2.4, 6.3.2.7, 6.3.2.9 to 6.3.2.11, 6.3.2.13, 6.3.2.15 and 6.3.2.16.

6.4	That the Vendor and Purchaser shall comply with the provisions of Schedule 2 Part B and shall, unless they agree otherwise in writing to the contrary, make an application to the Newcastle Upon Tyne County Court for a Consent Order excluding the provisions of sections 24 to 28 (inclusive) of the Landlord and Tenant Act 1964 (as amended by section 5 Law of Property Act 1969) in respect of the Underlease in respect of the Gemini Building.

6.5	Until Completion the Vendor shall procure that the Purchaser, its agents and representatives are given reasonable access to the Properties and to the books and records of the CFX Companies and, in relation to the CFX France Business, AEAT France and the Vendor shall, and shall procure that the CFX Companies and, in respect of the CFX France Business, AEAT France shall, provide such information regarding the businesses and affairs of the CFX Business as the Purchaser may reasonably require.

6.6	The Vendor will immediately notify the Purchaser in writing of any matter or thing which becomes known to the Vendor which constitutes (or would after the lapse of time constitute) a misrepresentation or a breach of any of the Warranties or the undertakings or other provisions set out in this Agreement.

6.7	The Vendor will immediately deposit the Certificate of Title described at paragraph 1.2 of Schedule 2, Part A at HM Land Registry and notify the Purchaser’s Solicitors in writing of the deposit number before Completion.

7.	RESCISSION

7.1

The Purchaser may by notice in writing to the Vendor at any time prior to Completion elect to terminate this Agreement if any fact, matter or event (whether existing or occurring on or before the date of this Agreement or arising or occurring afterwards) comes to the notice of the Purchaser at any time prior to Completion which:

7.1.1	constitutes a breach or breaches of any Warranty as given at the date of this Agreement; or

7.1.2	would, constitute a breach or breaches of any Warranty if the Warranties were repeated immediately before Completion by reference to the facts and circumstances then existing,

7.1.3	which, in each case (ignoring any limitations in Schedule 6) would entitle the Purchaser to bring a Claim against the Vendor either: (a) in respect of any infringement by any CFX Company of any third party patent right to the extent that such infringement directly relates to the CFX-5 software (as detailed in Schedule 3) or as a direct result of any CFX Company being materially restricted in its use of the CFX-5 software; or (b) for an amount in excess of $1,000,000.

8.	COMPLETION

8.1	Completion of the sale and purchase of the Shares and the French Assets will take place on a Business Day to be agreed between the Purchaser and the Vendor but in any event on no later date than 28 days from the date of this Agreement and in relation to the Gemini Property on the date on which the Underlease for the Gemini Property is completed in accordance with the provisions of Part B of Schedule 2 when:

8.1.1	the Vendor will deliver or procure delivery to the Purchaser:

8.1.1.1	those documents referred to in Schedule 5 in relation to the Shares and the French Assets;

8.1.1.2	the Tax Deed duly executed by the Vendor;

8.1.1.3	the Records Agreement duly executed by the Vendor;

8.1.1.4	subject to the provisions of Schedule 2 vacant possession of the Gemini Property together with documentation relating to the Property in accordance with the provisions of Schedule 2;

8.1.1.5	title documentation in respect of the Gemini Property in the possession of the Vendor; and

8.1.1.6	the list of Employees at the Completion Date as agreed between the Purchaser and the Vendor;

8.1.1.7	a declaration of approval in the form set out in Schedule 19, Part 2 in respect of the signature under the German Share Transfer Agreement on behalf of the Vendor;

8.1.1.8	the Transitional Services Agreement duly executed by the Vendor; and

8.1.1.9	the German Share Transfer Agreement executed on behalf of each of the parties thereto by a representative without power of representation and evidence reasonably satisfactory to the Purchaser that the German Share Transfer Agreement has been duly notarised in accordance with German Law;

8.1.2	the Purchaser will deliver to the Vendor:

8.1.2.1	the counterpart Tax Deed duly executed by the Purchaser;

8.1.2.2	the counterpart Records Agreement duly executed by the Purchaser;

8.1.2.3	a declaration of approval in the form set out in Schedule 19, Part 3 in respect of the signature under the German Share Transfer Agreement on behalf of the Purchaser;

8.1.2.4	the Transitional Services Agreement duly executed by the Purchaser; and

8.1.2.5	the Allocation Report.

8.2	Upon completion of all matters referred to in clause 8.1, the Purchaser will pay, either on its behalf or on behalf of a relevant Transferee Company, the Completion Payment in cash either by way of a wire transfer from a Clearing Bank or via the Purchaser’s Solicitor’s client account to the Vendor’s Solicitor’s bank account, NatWest, Park Row, Leeds, account number 00018988, sort code 60-60-05 or by such other method as may be agreed between the parties.

8.3	The Vendor and the Purchaser will execute the Guarantee and Retention Fund Instruction Letter and deliver a copy to each of the Purchaser’s Solicitors and the Vendor’s Solicitors.

8.4	The Vendor and the Purchaser shall deliver the original Bank Guarantee in the agreed form to the Purchaser’s Solicitors.

8.5	With effect from Completion the Vendor shall continue, and shall or shall procure that its Associated Companies continue, to supply to the CFX Business such administration and business support services required to be provided to the Purchaser in accordance with the terms of Transitional Services Agreement.

8.6	The provisions of Part B of Schedule 2 shall apply in respect of the Gemini Property.

8.7	The Purchaser will procure that within 14 days after Completion an application notarised in accordance with German law shall be made to the Commercial Register in Munich, Germany for the purposes of removing the name of any director of CFX Germany who resigns at Completion.

8.8

The Purchaser will procure that within 14 days after Completion a shareholders’ meeting shall resolve the change of the name of CFX Germany to CFX GmbH or CFX Ansys GmbH in any event a name which does not include any reference to AEA Technology. Such shareholders’ meeting shall be duly notarised and the

Purchaser further procures that immediately following the above shareholders’ meeting the change of name shall be filed with the competent Commercial Register.

9.	GUARANTEES

9.1	The Vendor will procure that on Completion each CFX Company is released from any guarantee, indemnity, counter-indemnity, letter of comfort or other obligation given by such CFX Company to any third party in respect of a liability of any person other than a CFX Company, particulars of which are contained in the Disclosure Letter.

9.2	The Purchaser undertakes to the Vendor that as soon as reasonably practicable following Completion the Purchaser will use all reasonable endeavours to obtain the release of the Vendor or any Associated Company from any guarantee, indemnity, counter-indemnity, letter of comfort or other obligation given by the Vendor or any Associated Company to any third party in respect of a liability of any CFX Company particulars of which are contained in the Disclosure Letter. Pending such release, the Purchaser undertakes to indemnify the Vendor or any Associated Company against all amounts paid by the Vendor or any Associated Company to any third party pursuant to any such obligation (and all costs properly incurred taking into account the context of the liability in connection with such obligation) arising after Completion except for any obligations relating to a US Tax Sharing agreement or similar contract by statute or regulation.

10.	WARRANTIES

10.1	The Vendor represents and warrants to the Purchaser that (subject as clearly and fairly disclosed in the Disclosure Letter) the statements in Schedules 4 and 8 to 13 inclusive are true at the date of this Agreement will be true at the Completion Date (save that the warranties at paragraphs 17.1.1, 17.1.4, 17.1.5, 17.1.9, 17.1.14, 15.2, 15.3 and 15.5 will not be repeated at Completion) by reference to the facts and circumstances existing at Completion and for this purpose only, where in a Warranty there is an express or implied reference to the “date of this Agreement” or an equivalent term, that reference is to be construed as a reference to the “date of Completion”.

10.2	In this Agreement, unless otherwise specified, where any Warranty refers to the knowledge, information, belief or awareness of the Vendor or similar qualification, the Vendor is deemed to have such knowledge, information, belief or awareness as the Vendor would have obtained had the Vendor made all enquiries that are reasonable in the circumstances of Charles Hippsley, James Cavanagh, Mike Farmer, Chris Reid, Kathy Estock, Guy Bryant, Campbell Hope, Suzanne Simcox, Georg Scheuerer, Brad Konno, Hari Doss, Ron Vassel, Michael Raw, Judith Jackson and Bob Westhaver and conducted such further enquiry or investigation into the subject matter of such Warranties as is reasonable in the circumstances.

10.3	In the event of a breach of the Warranties or any of them proving to be untrue or misleading in any respect, then the Vendor agrees, subject to the right of rescission detailed in clause 7.1 and the limitations set forth Schedule 6, to pay on demand in cash to the Purchaser the amount of any Settled Claim.

10.4	Without prejudice to any other remedy available to the Purchaser or its ability to claim damages on any basis which is available to it by reason of any of the Warranties being untrue or misleading or breached, the Vendor shall (subject to the limitations set forth in Schedule 6) pay to the Purchaser a sum by way of damages, as determined by order of a court of competent jurisdiction, whichever is the higher of:

10.4.1	an amount sufficient to put the CFX Business into the position that would have existed if the Warranties had been true or not misleading when given or repeated; or

10.4.2	an amount equal to the diminution thereby caused in the value of the assets of the CFX Companies and the French Assets at Completion; and

10.4.3	all reasonable costs and expenses incurred by the Purchaser or any of the CFX Companies as a result of such breach.

10.5	The Purchaser acknowledges that:

10.5.1	the Agreement, together with any other agreements contemplated hereby or executed contemporaneously with this Agreement, sets forth the entire agreement between the parties with respect to the subject matter covered by them and supersedes and replaces all prior communications, drafts, representations, warranties, stipulations, undertakings and agreements of whatsoever nature, whether oral or written, between the parties relating thereto;

10.5.2	it does not enter into this Agreement in reliance on any warranty, representation, undertaking, stipulation or agreement other than those contained in this Agreement;

10.5.3	except with respect to claims based on fraud, after Completion, the contractual rights of the parties under this Agreement shall be the exclusive remedy of the parties with respect to claims for monetary damages resulting from or relating to any misrepresentation, breach of Warranties or failure to perform any covenant or agreement contained in this Agreement; and

10.5.4	save as expressly provided in this Agreement, it has no right to rescind this Agreement either for breach of contract or for negligent or innocent misrepresentation,

provided that the provisions of this clause 10.5 will not exclude any liability which the Vendor would otherwise have to the Purchaser or any right which the Purchaser may have to rescind this Agreement in respect of any statements made fraudulently by the Vendor prior to the execution of this Agreement.

10.6	Any new facts or matters which occur after the execution of this Agreement and which are disclosed to the Purchaser in accordance with the provisions of clause 6.6 shall not qualify the Warranties given as at the date of this Agreement.

10.7	Each Warranty is to be construed independently and is not limited or restricted by any other Warranty or any other term of this Agreement.

10.8	Claims shall be subject to the provisions of Schedule 6.

10.9	The Vendor undertakes (in the event of any claim being made against it by the Purchaser in connection with this Agreement) not to make any claim against any Employee on whom or on whose statement it may have relied before agreeing to any term of this Agreement or authorising any statement in the Disclosure Letter.

10.10	The provisions of this agreement relating to the Bank Guarantee, and the provision of the Bank Guarantee, will not prejudice the right of the Purchaser to recover any amount from the Vendor to the extent not recovered under the Bank Guarantee.

10.11	The amount of the Bank Guarantee is not to be regarded as imposing a limit on the amount of any compensation or indemnity which may be claimed by the Purchaser under this Agreement.

10.12	The Vendor and the Purchaser will take all such steps and give all such other written instructions as are necessary or desirable to give effect to the provisions of the Guarantee and Retention Fund Instruction Letter and shall not give any instructions contrary to the Guarantee and Retention Fund Instruction Letter.

11.	WITHHOLDINGS, ETC

11.1	In respect of any payments made by the Purchaser under the Indemnity to the Vendor under clauses 9.2 or 12.7 or as a payment under paragraph 2.8 of Schedule 6 (but for the avoidance of doubt excluding the payment of the Consideration) or in respect of any payments made by the Vendor to the Purchaser pursuant to this Agreement or pursuant to the Tax Deed:

11.1.1	all sums payable by the Vendor to the Purchaser or by the Purchaser to the Vendor (as the case may be) shall be paid free and clear of all deductions, withholdings, set-offs or counterclaims whatsoever save only as may be required by law;

11.1.2	if any deductions or withholdings are required by law to be made from any sums, the Vendor shall be obliged to pay the Purchaser or the Purchaser shall be obliged to pay the Vendor such further amount as will, after the deduction or withholding has been made, leave the Purchaser or the Vendor (as the case may be) with the same amount as it would have been entitled to receive in the absence of such requirement to make a deduction or withholding; and

11.1.3	if any sum payable by the Vendor to the Purchaser or by the Purchaser to the Vendor under this Agreement (including this clause 11.1) or the Tax Deed shall be subject to a Liability to Taxation (as defined in the Tax Deed) in the hands of the Purchaser or the Vendor or would have been so subject but for the availability of a Relief (as defined in the Tax Deed), the Vendor shall pay to the Purchaser or the Purchaser shall pay to the Vendor such further sum equal to such Liability to Taxation.

12.	COVENANTS

12.1	The Vendor covenants and agrees with the Purchaser as follows:

12.1.1	if a certificate issued by the Minister of National Revenue pursuant to subsection 116(2) of the Income Tax Act (Canada) (the “ITA”) is delivered by the Vendor to the Purchaser at or prior to Completion with respect to the sale of the Canadian Shares and such certificate fixes a certificate limit (as defined in subsection 116(2) of the ITA) which is no less than the amount of the consideration paid by the Purchaser for the Canadian Shares (the “Proceeds of Disposition”) the Purchaser shall pay forthwith to the Vendor the full amount of the Proceeds of Disposition;

12.1.2	if a certificate issued by the Minister of National Revenue pursuant to subsection 116(2) of the ITA is delivered by the Vendor to the Purchaser at or prior to Completion with respect to the sale of the Canadian Shares and such certificate fixes a certificate limit (as defined in subsection 116(2) of the ITA) which is less than the Proceeds of Disposition, the Purchaser shall be entitled to withhold from the Proceeds of Disposition payable 25% of the amount, if any, by which the Proceeds of Disposition exceed the certificate limit;

12.1.3	if a certificate is not so delivered at or prior to Completion, the Purchaser shall be entitled to withhold 25% of the Proceeds of Disposition;

12.1.4	where the Purchaser has withheld any amount pursuant to clause 12.1.2 or 12.1.3 and the Vendor has not complied with the conditions of clause 12.1.5 or 12.1.6 by the Business Day which is before the date on which the Purchaser is required to remit the amount withheld to the Receiver General of Canada (referred to herein as the “Remittance Date”), the amount withheld shall be paid by the Purchaser to the Receiver General of Canada on account of the Vendor’s liability for tax pursuant to subsection 116(5) of the ITA and shall also be credited to the Purchaser as a payment to the Vendor on account of the purchase price for the Canadian Shares;

12.1.5	if the Vendor delivers to the Purchaser after Completion, but prior to the Remittance Date, a certificate issued by the Minister of National Revenue under either subsection 116(2) or 116(4) of the ITA with a certificate limit (which in the case of a certificate issued under subsection 116(4) means the amount recorded thereon as proceeds of disposition) which is no less than the Proceeds of Disposition, the Purchaser shall pay forthwith to the Vendor upon delivery to the Purchaser of such certificate any amount that the Purchaser has withheld pursuant to clause 12.1.2. or 12.1.3;

12.1.6

if the Vendor delivers to the Purchaser after Completion, but prior to the Remittance Date, a certificate issued by the Minister of National Revenue under either subsection 116(2) or 116(4) of the ITA and such certificate fixes a certificate limit (which in the case of a certificate issued under subsection 116(4) means the amount recorded thereon as proceeds of disposition) which is less than the Proceeds of Disposition, the Purchaser shall pay forthwith to the Vendor upon delivery to the Purchaser of such certificate the portion of the Proceeds of Disposition withheld equal to the amount of the excess, if any, of:

12.1.6.1	the amount of the Proceeds of Disposition that the Purchaser has withheld pursuant to clause 12.1.2 or 12.1.3; and

12.1.6.2	the amount equal to 25% of (A-B), where A is the Proceeds of Disposition and B is the amount of such certificate limit.

12.2	Following the execution of the Asset Purchase Agreement, the Purchaser’s Solicitors shall proceed with the translation of the Assets Purchase Agreement into French language by a sworn translator and with the tax registration requirements (including payment of any and all tax duties) and other filing requirements such as filing with the Registre du Commerce et des Sociétés and completion of the relevant French statutory publication. Thereafter, two executed original copies shall be remitted to the Vendor’s Solicitors. At and after Completion, at the Purchaser’s request, the Vendor shall cause AEAT France to execute and deliver such other instruments and take such other actions as are necessary to perfect the Asset Purchase Agreement and more effectively put the Purchaser in possession and control of all or any part of the French Assets.

12.3	For the purpose of assuring to the Purchaser the full benefit of and in consideration for the Purchaser agreeing to buy the Shares and the French Assets on the terms of this Agreement, the Vendor undertakes to the Purchaser that the Vendor and any Associated Company will not, without the prior written consent of the Purchaser:

12.3.1	for a period of three years immediately following Completion, interfere, or seek to interfere, with the continuance of supplies to any CFX Company, from any supplier who was supplying goods and/or services to that CFX Company or, in respect of the CFX France Business, AEAT France, if such interference causes or would cause that supplier to cease supplying or materially to reduce its supply or detrimentally affect the terms of such supply of goods and/or services to that CFX Company;

12.3.2	for a period of three years immediately following Completion, solicit or entice, or endeavour to solicit or entice, away from any CFX Company any person employed or engaged in a managerial, executive, supervisory, technical or sales capacity at Completion;

12.3.3	for a period of three years immediately following Completion other than as part of a general recruitment campaign employ or engage or offer to employ or engage any person employed or engaged by any CFX Company in a managerial, executive, supervisory, technical or sales capacity at Completion; and

12.3.4	for a period of three years immediately following Completion, be engaged in any business which develops, designs, licenses, sells, promotes, markets, finances or supplies goods and/or services which are competitive with any CFX Company or the CFX Business as conducted at Completion.

12.4	Nothing in clause 12.3 shall operate to prohibit the Vendor or any Associated Company:

12.4.1	from carrying on or being engaged, concerned or interested in the Permitted Activities; or

12.4.2	from passively holding or being beneficially interested in up to 3% of the securities of any company which is engaged in a business which is in competition with any part of the CFX Business (which business shall be called a “Relevant Business” for the purpose of clauses 12.4.3 and 12.5) and the shares of which are listed or dealt in on any recognised stock exchange as defined in the Financial Services and Markets Act 2000 (including the Alternative Investment Market); or

12.4.3	from acquiring or becoming interested in (whether by means of share purchase, asset purchase, merger or otherwise) a Relevant Business as part of an acquisition of a larger enterprise (the “Larger Enterprise”) provided that:

12.4.3.1	the relevant acquisition is not made principally with a view to acquiring the Relevant Business;

12.4.3.2	if the turnover derived from the Relevant Business is (by reference to the latest available audited accounts relating to it) in excess of $5 million per annum, then such turnover is not more than 10% of the aggregate consolidated turnover of the Larger Enterprise (including its subsidiaries and associated companies insofar as such subsidiary and associated companies are comprised in the acquisition or merger) such that, if the turnover derived from the Relevant Business as referred to above is not in excess of $5 million per annum then this clause 12.4.3.2 shall not be relevant; and

12.4.3.3	upon the Vendor or an Associated Company so acquiring or becoming so interested in a Relevant Business it shall as soon as reasonably practicable thereafter notify the Purchaser and will, if requested, and if contractually possible, enter into discussions in good faith with a view to selling the Relevant Business to the Purchaser if a price can be agreed upon between the Vendor and the Purchaser and if the Vendor is not prevented from doing so by law or regulatory requirements;

12.4.3.4	for a period of three years immediately following Completion, in connection with any Relevant Business, the Vendor and any Associated Company will not, without the prior written consent of the Purchaser solicit or entice away from any CFX Company the business (of the type carried on by any of the CFX Companies) of any current customer of the CFX Business or Prospective Customer; and

12.4.3.5	the Vendor or any Associated Company shall procure that the Larger Enterprise shall comply with clause 12.3 and shall if requested by the Purchaser, procure that the Larger Enterprise shall enter into like restrictions as those in clause 12.4, mutatis mutandis.

12.5	In the event that the whole, or substantially the whole of the business and/or assets of the Vendor are transferred to a Relevant Business, the Vendor shall procure that the entity into which it is transferred (the “Transferee”) shall in respect of the transferring business, if requested by the Purchaser, procure that the Transferee shall for a period of 3 years from the date of this Agreement not employ any of the Employees.

12.6	The Vendor for itself and on behalf of the Associated Companies acknowledges that they have Confidential Information in respect of each CFX Company. The Vendor accordingly agrees for itself and on behalf of the Associated Companies to enter into the restrictions contained in clauses 12.3 and 12.7.

12.7	The Vendor undertakes that it will not, and that it will procure that any Associated Company will not, at any time after Completion disclose to any person except to those authorised by the Purchaser in writing to know, any Confidential Information save:

12.7.1	as may be required by law or the regulations of the UKLA or ordered by a court of competent jurisdiction;

12.7.2	to the extent that such information is known (or becomes known) to the public otherwise than as a result of a breach of the provisions of this clause 12.7; or

12.7.3	to the extent that such information has been received by the Vendor from a third party other than as a result of a breach of a duty of confidence owed by such third party to the Purchaser;

12.7.4	to the extent the Confidential Information is used at the date hereof by the Vendor for bona fide purposes outside of the CFX Business.

12.8	Following Completion the Purchaser shall not and shall procure that no Associated Company of the Purchaser shall in any way use, or carry on business under, the name “AEA Technology”, “AEAT” or any colourable imitation thereof or any related logo, mark or name of the Vendor or any Associated Company. Notwithstanding the foregoing, the Purchaser will use reasonable efforts to procure that as soon as reasonably practicable following Completion all references to “AEA Technology” and any such logo, mark or name are removed from all letterheads, purchase orders, invoices and other stationery of each CFX Company. The Purchaser shall indemnify the Vendor and any Associated Company against all actions, proceedings, claims, loss, damages, liabilities and expenses (including, without limitation, reasonable legal and other professional fees and expenses) suffered or incurred as a result of any breach by the Purchaser of this clause 12.8.

12.9	Both parties agree that all Intra Group Obligations will be released (and not repaid) at Completion.

12.10	The parties shall observe and perform the requirements set out in Schedule 2 (Property Provisions).

12.11	Following Completion the Vendor shall not, and shall procure that no Associated Company shall, in any way use, or carry on business under, the name “CFX” or any colourable imitation thereof or any related logo, or mark and in particular (without limitation) the Vendor will procure that with effect from Completion all references to “CFX” and any such logo, mark or name are removed from all letterheads, purchase orders, invoices and other stationery. The Vendor shall indemnify the Purchaser and any CFX Company against all actions, proceedings, claims, loss, damages, liabilities and expenses properly incurred in the context of the liability (including, without limitation, legal and other professional fees and expenses but excluding in each case any VAT which is recoverable by the Purchaser) suffered or incurred as a result of any breach by the Vendor of this clause 12.11.

12.12	The parties agree that each of the undertakings set out in this clause 12 are separate and severable and enforceable accordingly and if any one or more of such undertakings or part of an undertaking is held to be against the public interest or unlawful or in any way an unreasonable restraint of trade, the remaining undertakings or remaining part of the undertakings will continue in full force and effect.

12.13	The parties acknowledge that each of the undertakings in this clause 12 goes no further than is necessary to protect the legitimate interests of the other and that in the event of failure to comply with these undertakings, damages may not be an adequate remedy and the parties will be entitled to seek other remedies.

12.14	Following Completion, in the event that the Vendor shall receive from any third party any sums arising from a contract entered into, or a licence issued by, any CFX Company or in respect of any French Asset in each case in respect of the period after Completion the Vendor shall on receipt of notice from any CFX Company promptly account to the Purchaser for such sums. The Vendor shall as soon as it is aware it holds any such sums without having received notification from any CFX Company notify the Purchaser and thereafter promptly account to the Purchaser for such sums.

13.	INDEMNITIES

For the avoidance of doubt the Purchaser shall not be entitled to claim against the Vendor under this clause 13 in respect of Tax, but the Purchaser shall be entitled to claim against the Vendor under the provisions of the Tax Deed and/or pursuant to the Tax Warranties in respect of Tax.

13.1

The Vendor holds CFX Germany, CFX UK and the Purchaser harmless against all claims, liabilities or expenses (properly incurred taking into account the context of the liability), losses, fines, penalties and awards (“Losses”) incurred by CFX Germany, CFX UK or the Purchaser in excess of the amount specified in the relevant limitation or exclusion clauses set out in any Contract (as defined in clause 13.2), to the extent that such Losses arise out of or in connection with any Specified Cause (as defined in clause 13.2).

13.2	For the purposes of clause 13.1:

13.2.1	“Contract” means any of the Vendor’s, CFX Germany’s or CFX UK’s standard software licensing contracts which is either (i) entered into by the Vendor, CFX Germany or CFX UK; or (ii) assigned to CFX Germany or CFX UK as a result of any internal re-organisation within the Vendor’s CFX business prior to the sale of shares as set forth in Section 2 of the Agreement;

13.2.2	“Specified Cause” means a decision of a court of competent jurisdiction (provided that CFX Germany, CFX UK or the Purchaser as the case may be shall have exhausted all such rights of appeal as they should in all circumstances reasonably exercise) that a clause in a Contract limiting or excluding liability fails to exclude or limit liability for either of the following reasons:

13.2.2.1	in the case of any Contract that is governed by the laws of Germany, because either (i) the relevant limitation or exclusion clause was not individually negotiated; or (2) the relevant limitation or exclusion clause attempted to exclude the parties’ liability for wilful misconduct; or

13.2.2.2	in the case of any Contract that is governed by the laws of England and Wales, because the relevant limitation or exclusion clause did not state expressly that neither party excluded liability for damages for fraud, or for personal injury or death caused by negligence.

13.3	No obligations in respect of the Properties identified as being at 2nd Floor, 165 Avenue Jean Jaurés, MAISON ALFORT, Paris 94700, France (the “Paris Property”) and at Suite 1260, 2nd Floor, Omega Drive, Pittsburgh, PA 15205, USA (the “Pittsburgh Property”) shall be transferred to the Purchaser by the terms of this Agreement and the Vendor shall indemnify the Purchaser in full against any actions, proceedings, costs, claims, demands, awards, fines, orders, expenses (properly incurred taking into account the context of the liability) and liability or alleged liability whatsoever (including, without limitation, reasonable legal and other professional fees and expenses but excluding in each case any VAT that is recoverable by the Purchaser) incurred by the Purchaser in relation to either the Paris Property or the Pittsburgh Property.

13.4	The Vendor holds CFX Canada, the Canadian Subsidiary and the Purchaser harmless against all costs, claims, liabilities or expenses (properly incurred taking into account the context of the liability), losses, fines, penalties and awards arising out of or in connection with the inability of the Purchaser or any CFX Company to enforce or rely upon either the limitations of liability or warranty clauses in shrink-wrap licences granted by CFX Canada to any third party (provided that this indemnity shall only apply to commercial shrink-wrap licences).

13.5	The Vendor holds CFX Germany, CFX UK and the Purchaser harmless against all costs, claims, liabilities or expenses (properly incurred taking into account the context of the liability), losses, fines, penalties and awards arising as a result of the German Reorganisation, the EASA Reorganisation and the Indian Reorganisation, including but not limited to any employment related claims/liabilities and all payments due from CFX Germany and CFX UK, Vendors Indian Branch office or CFX US in relation to any claims made in connection with the German Reorganisation, EASA Reorganisation and the Indian Reorganisation.

13.6	The Vendor shall indemnify and hold harmless the Purchaser against any cost, claims, liabilities or expenses (properly incurred taking into account the context of the liability), losses, fines, penalties and awards which the Purchaser or any CFX Company may incur in connection with any claim by Millenium Inorganic Chemicals or Aspen Inc., (the “Claimant”) or any company which is:

13.6.1	a holding company of the Claimant; or

13.6.2	a subsidiary or subsidiary undertaking of the Claimant;

13.6.3	a subsidiary or subsidiary undertaking (other than the Claimant itself) of any such holding company; or

13.6.4	under the control of the Claimant

13.6.5	as a result of the payment by Millenium Inorganic Chemicals of invoices raised by the Vendor on 21 March 2002 and Hyprotech Limited on 14 June 2002 to CFX UK (but for the avoidance of doubt this shall not include any indirect or consequential loss).

13.7	The Vendor shall indemnify and hold harmless the Purchaser against any cost, claims, liabilities or expenses (properly incurred taking into account the context of the liability), losses, fines, penalties and awards which the Purchaser or any CFX Company may incur in connection with the following:

13.7.1	failure to make any payments in respect of the termination of an employee’s employment which occurred prior to the Completion Date;

13.7.2	amounts found owing by a court, administrative tribunal or arbitrator to an Employee of the Canadian Subsidiary in respect of a termination of their employment without cause which occurs within one (1) year following the Completion Date, which amounts exceed the termination amounts provided for in a written contract of employment governing the terms of the Employee’s employment, which contract exists as at the Completion Date, provided the Vendor’s liability under this clause 13.7 shall not extend to any amounts in respect of bad faith, punitive, mental distress or aggravated damages;

13.7.3	amounts found owing to Employees or former employees of the Canadian Subsidiary pursuant to pay equity legislation and the pay equity plan which is being prepared for the Canadian Subsidiary as disclosed in Section 15.5 of the Disclosure Letter provided that the Vendor’s liability under this clause 13.7.3 shall only be in respect of the period prior to Completion.

13.8	The Vendor shall indemnify and hold harmless the Purchaser and the CFX Companies against all and any liabilities, costs or expenses (properly incurred taking into account the context of the liability but excluding any actuarial fees incurred by the Purchaser in connection with verifying the amount or discharge of such liability) which the Purchaser or any CFX Company may incur or be responsible for in relation to the Pension Scheme under or pursuant to or in connection with section 60 Pensions Act 1995 and/or section 75 Pensions Act 1995, as amended arising from any period of participation by any CFX Company in the Pension Scheme provided always in the event CFX UK recommences participation in the Pension Scheme after Completion this indemnity shall not apply in relation to any period of service arising after such recommencement of participation.

13.9	The Vendor and the Purchaser respectively undertakes to each other that they will not, and they will procure that no Associated Company will, assist, entice or encourage in any manner (including without limitation through written and oral means) any Service Provider to make any claim or claims to take any action whatsoever against the Purchaser or any CFX Company in relation to the rights which the Service Provider has or may have under or in connection with their contracts of employment or engagement and/or the TUPE Regulations and/or the Acquired Rights Directive, EC Directive 77/187/EEC (as amended) or otherwise in connection with their employment or engagement or the termination of their employment or engagement.

13.10	The Vendor shall indemnify and hold harmless the Purchaser and the CFX Companies against any and all costs, claims, liabilities or expenses (properly incurred taking into account the context of the liability including, without limitation, reasonable legal and other professional fees and expenses but excluding in each case any VAT that is recoverable by the Purchaser), losses, fines, penalties and awards in connection with any omissions by the Vendor relating to the TUPE Transfer.

13.11	If any contract of employment of a person who is not listed in Schedule 10 of the TUPE Transfer Agreement is deemed to have been effected between CFX UK and such person as a result of the TUPE Transfer, then:

13.11.1	CFX UK may, within 20 Business Days of becoming aware of the application of the TUPE Regulations to any such contract, terminate such contract; and

13.11.2	the Vendor will indemnify the Purchaser and each CFX Company in full against any actions, proceedings, costs, claims, demands, awards, fines, orders, expenses (properly incurred taking into account the context of the liability) and liability whatsoever (including, without limitation, reasonable legal and other professional fees and expenses) in relation to such person whether arising directly or indirectly out of or in connection with such termination or otherwise, and against any sums payable to or in relation to such person in respect of his employment by a CFX company after the TUPE Transfer to the date of such termination; and

13.11.3	when reasonably required do to so by the Purchaser the Vendor will assist, and will procure that AEAT France assists, the Purchaser and/or any CFX Company in taking and/or defending any proceedings by and/or against the Purchaser and/or any CFX Company in connection with the termination of such contract of employment.

13.12	The Vendor will indemnify the Purchaser in full against any action or claim arising out of the failure of the Vendor to inform and consult with regard to affected employees (as defined in the TUPE Regulations) in connection with the TUPE Transfer.

13.13	The Vendor shall indemnify and hold harmless the Purchaser and CFX UK against any and all costs, claims, liabilities or expenses (properly incurred taking into account the context of the liability including, without limitation, reasonable legal and other professional fees and expenses) in connection with any claim by an Employee in connection with a change to his or her place of work where such costs, claims, liabilities or expenses results from the Vendor’s failure to obtain prior to Completion consent from the landlord to the Underlease of the Gemini Property in accordance with the provisions of Schedule 2 Part B to the Underlease provided that the Purchaser will use reasonable endeavours to obtain the consent of Employees to the change in their place of work, however, the parties agree that the use of reasonable endeavours shall not require the Purchaser nor CFX UK to offer any financial incentive for an Employee to agree to such change.

13.14	The Vendor shall indemnify and hold harmless the Purchaser and each CFX Company against any and all costs, claims, liabilities or expenses (properly incurred taking into account the context of the liability including, without limitation, reasonable legal and other professional fees and expenses) in connection with any claim, made against the Purchaser or any CFX Company by or on behalf of Lars Kaltin, that Lars Kaltin is or has been employed or engaged by any CFX Company pursuant to a contract existing prior to Completion or arising howsoever from such employment or engagement or termination of such employment or engagement provided that, in the event of termination of Lars Kaltin’s employment or engagement by a CFX Company following Completion, the CFX Company so terminates within 7 days of becoming aware of such employment or engagement.

13.15	The Vendor will indemnify the Purchaser in respect of all costs properly and reasonably incurred by the Purchaser in having to vacate the Gemini Property within 6 months of Completion and acquire similar accommodation including but not limited to the costs of moving, legal and surveyors’ costs in acquiring new premises (but for the avoidance of doubt this shall not include any indirect or consequential loss) provided that the Purchaser is in compliance with the provisions of the Underlease for the Gemini Property and the provisions of Schedule 2 Part B.

13.16	In respect of any claim arising pursuant to this clause 13 other than in relation to any claim pursuant to clause 13.8 and clauses 13.17 to 13.27 inclusive (an “Indemnity Claim”) as soon as reasonably practicable after the Chief Executive Officer of the Purchaser becoming aware that matters have arisen which will or will probably give rise to an Indemnity Claim:

13.16.1	the Purchaser will, as soon as reasonably practicable, notify the Vendor in writing of the potential Indemnity Claim and of the matters which will probably give rise to such Indemnity Claim;

13.16.2	upon the Vendor first fully indemnifying the Purchaser to the satisfaction of the Purchaser against all losses, costs, liabilities, damages and reasonable expenses (including, without limitation, reasonable legal and other professional fees and expenses (but excluding in each case any VAT that is recoverable by the Purchaser) which may be incurred thereby) the Purchaser will take such action as the Vendor may reasonably require to avoid, resist, contest or compromise the potential Indemnity Claim unless, in the reasonable opinion of the Purchaser such action would have a detrimental effect on the goodwill of the Purchaser or the CFX Companies (or any of them) (provided that where an Indemnity Claim relates to an employee liability if in the Purchaser’s reasonable opinion such action by the Vendor would have a detrimental effect on the Purchaser’s relationship with its customers, suppliers or its employee relations, it will also be deemed to have a detrimental effect on the goodwill) of the Purchaser or the CFX Companies (or any of them);

13.16.3	without prejudice to clause 13.16.2 above, the Vendor shall be responsible for the day-to-day conduct of any dispute or court or tribunal proceedings which form the basis of an Indemnity Claim provided that the Vendor shall:

13.16.3.1	generally keep the Purchaser appraised of significant developments in such proceedings;

13.16.3.2	consult with the Purchaser, with a view to seeking agreement, on each significant step in the dispute or proceedings.

13.16.4	At all times prior to the settlement of any dispute or proceedings relating to the Indemnity Claim, each party will clearly and fairly disclose in writing to the other all information and documents known to it and in its possession relating to the potential Indemnity Claim and, if requested by the Vendor, the Purchaser will give the Vendor and its professional advisers reasonable access to the personnel of the Purchaser and any relevant CFX Company and to any premises, chattels, accounts, documents and records within the power, possession or control of the Purchaser and any relevant CFX Company, which, in each case, are relevant to the dispute or proceedings which form the basis of the Indemnity Claim, to enable the Vendor and its professional advisers to interview such personnel, and to examine such premises, chattels, accounts, documents and records and to take copies or photographs of them at its own expense, provided that, on the settlement of any dispute or proceedings which form the basis of the Indemnity Claim, the Vendor shall return all such copies and photographs and, at the request of the Purchaser, certify that neither it nor any of its advisers have retained any such copies or photographs. Nothing in this clause shall require the Purchaser to disclose to the Vendor correspondence between the Purchaser, any CFX Company and its professional advisers or documents which would be privileged from disclosure in legal proceedings.

13.16.5

If the Purchaser reasonably believes that, in order to avoid a matter which would otherwise have a detrimental effect on the goodwill of the Purchaser or the CFX Companies (or any of them) (provided that where an Indemnity Claim relates to an employee liability if in the Purchaser’s reasonable opinion such action by the Vendor would have a detrimental effect on the customers, suppliers or its employee relations, it will also be deemed to have a detrimental effect on the goodwill of the Purchaser or the CFX Companies (or any of them)), it is necessary to settle or compromise any dispute or proceedings underlying an Indemnity Claim then it shall be entitled to conclude such settlement or compromise without the prior consent of the Vendor provided that it shall first notify the Vendor of its intention to do so and provided that in respect of any employment claim the amount that the Purchaser may recover from the Vendor shall not exceed an amount that a court tribunal or ombudsman might reasonably be expected to award if liability was established as determined by a Queen’s Counsel with employment expertise (appointed and instructed jointly by the Vendor and the Purchaser whose fees shall be payable equally by the Vendor and the Purchaser) or, in respect of a dispute or proceedings in a jurisdiction other than England and Wales or lawyer of comparable seniority in such jurisdiction.

13.16.6	in respect of any Indemnity Claim relating to a dispute with, or proceedings in any court or tribunal by, a Service Provider, the Vendor shall become liable to make payment when that Service Provider establishes through the ruling decision of any court, tribunal or ombudsman that a liability exists, or (if earlier) when the purchaser exercises its right pursuant to clause 13.16.5 above.

13.16.7	in respect of any Indemnity Claim relating to a dispute with, or proceedings in any court or tribunal by any Service Provider and such dispute or proceedings affects or is relevant to more than one Service Provider then the Vendor shall become liable to make payment upon the earlier:

13.16.7.1	any one such Service Provider establishing through the ruling or decision of any court, tribunal or ombudsman that a liability exists; or

13.16.7.2	the Purchaser exercising its rights pursuant to clause 13.16.5 above; or

13.16.7.3	a Queen’s Counsel with employment expertise (appointed and instructed jointly by the Vendor and the Purchaser whose fees shall be payable equally by the Vendor and the Purchaser) or, in respect of a dispute or proceedings in a jurisdiction other than England and Wales, a lawyer of comparable seniority in such jurisdiction has advised that it is reasonably likely that any claim or prospective claim by any relevant Service Provider will succeed in establishing that such liability exists.

13.16.8

In the event that an Indemnity Claim becomes a Settled Claim, the Vendor shall make payment direct to the Purchaser (or as the Purchaser may direct) within ten working days of the Purchaser notifying the Vendor in writing that an Indemnity Claim has become a Settled Claim or of the Purchaser (or any of the CFX Companies) making the equivalent payment to or in respect of any Service Provider or third party in accordance with this clause 13.16.8.

13.17	Without prejudice to other provisions of this Agreement and subject to clauses 13.18 and 13.19 below, the Vendor shall indemnify and hold harmless the Purchaser (as trustee for the Employees) and the CFX Companies against all and any Pension Liability and all and any costs and expenses related thereto.

13.18	Under the indemnity set out in clause 13.17 above the Pension Liability shall not, in respect of each and every payment in relation to such Pension Liability shall not, in respect of any particular payment for or in respect of any particular Employee exceed the Pension Indemnity Amount for or in respect of that payment for or in respect of that Employee.

13.19	For the purposes of the indemnity set out in clause 13.17 above, the Vendor shall become liable to meet any Pension Liability in respect of each and every Employee only if:

13.19.1	any Employee establishes through the ruling or decision of any court, tribunal or ombudsman that a Pension Liability exists; or

13.19.2	a Queen’s Counsel with pensions expertise (appointed and instructed jointly by the Vendor and the Purchaser whose fees shall be payable by the Purchaser as to the first £5,000 and thereafter equally by the Vendor and the Purchaser) has advised that it is reasonably likely that any claim or prospective claim by an Employee will succeed in establishing that a Pension Liability exists.

13.20	In the event that the Vendor is or becomes liable (in accordance with clause 13.19 above) under the indemnity set out in clause 13.17 above:

13.20.1	the Vendor shall make payment direct to the Purchaser (or as the Purchaser may direct) within ten working days of the Purchaser notifying the Vendor in writing of the Purchaser (or any of the CFX Companies) making an equivalent payment or payments to or in respect of any of the Employees;

13.20.2	alternatively the Vendor’s liability under the indemnity set out in clause 13.17 may be capitalised by agreement between actuaries appointed by the Vendor and the Purchaser (the Vendor and the Purchaser each bearing the cost of their respective actuary) and, in the event that the Vendor pays such agreed capital amount within ten working days of such agreement being reached, the Vendor shall be released from all obligations under the indemnity in respect of the liability in respect of the Employee to whom the capital payment relates.

13.21	The Vendor, if requested to do so by the Purchaser, shall:

13.21.1

use reasonable endeavours (to include, without prejudice to the generality of the foregoing, the payment of any contributions reasonably required by the trustees of the Pension Scheme) to procure that as soon as reasonably practicable after the relevant request all necessary consents in relation to the payment of all benefits accrued in the Pension Scheme are provided should any of the Employees wish to draw pension or lump sum benefit from the Pension Scheme at any time in accordance with the rules of the Pension Scheme at any time and, without prejudice to the generality of the foregoing, in relation to the provision of any consent the Vendor will make representations to the trustees of the Pension Scheme on behalf of such Employees which are no less favourable than those that it would make on behalf of active member of the Pension Scheme;

13.21.2	following a request for payment and the provision of any necessary consent to such payment procure that the trustees of the Pension Scheme actually pay all benefits for and in respect of the Employees in accordance with the rules of the Pension Scheme as soon as reasonably practicable after the relevant request or the provision of any necessary consent, whichever is the later.

13.22	The Vendor shall procure that within the period of 40 working days immediately following the Completion Date the Deferred Benefits under the Pension Scheme for and in respect of each of the Employees who immediately prior to the Completion Date are active members of the Pension Scheme shall be increased (effective from the Completion Date) in accordance with the following table:

Age of Employee in whole years as at the Completion Date	Percentage increase to the relevant Employee’s Deferred Benefits under the Pension Scheme calculated as at the Completion Date
24	22%
25	23%
26	24%
27	25%
28	26%
29	27%
30 to 50	28%
51	26.2%
52	24.4%
53	22.6%
54	20.8%
55	19%
56	17.2%
57	15.4%
58	13.6%
59	11.8%
60	10%

13.23

The Vendor shall procure that the Deferred Benefits (as increased in accordance with clause 13.22 above) payable in accordance with the rules of the Pension Scheme to or in respect of Employees (who immediately prior to the Completion Date are active members of the Pension Scheme) on their retirement prior to their normal retirement ages are calculated using the same early retirement factors as are applied to active members of the Pension Scheme who retire prior to their normal retirement ages.

13.24	The Vendor will procure that the full amount of Deferred Benefits (as increased in accordance with clause 13.22 above) payable in accordance with the rules of the Pension Scheme are paid to or in respect of Employees (who immediately prior to the Completion Date are active members of the Pension Scheme) when and howsoever such benefits become payable.

13.25	The Vendor shall use reasonable endeavours to procure that each Employee’s statement of leaving service benefits under the Pension Scheme shall include specific reference to the increase provided in accordance with clause 13.22 above and the Vendor shall use its reasonable endeavours to procure that such statement shall not be issued unless and until the Purchaser has agreed on the form of such statement so far as it relates to such increase.

13.26	If the Purchaser or any CFX Company becomes aware that matters have arisen which will or are likely to give rise to a claim under the indemnity set out in clause 13.17 above and an Employee has indicated in writing that he or she intends taking legal action against the Purchaser or any CFX Company to establish a Pension Liability, has made application to a tribunal or ombudsman or has issued proceedings in respect of such matters (a “Pension Claim”), the Purchaser will (or procure that the relevant CFX Company will):

13.26.1	within a reasonable period after having become so aware, notify the Vendor in writing of the Pension Claim and of the matters within its actual knowledge which will or are likely to give rise to such Pension Claim;

13.26.2	not make any admission of liability, agreement or compromise with any person, body or authority in relation to the Pension Claim without the prior written consent of the Vendor (such consent not to be unreasonably withheld or delayed);

13.26.3	other than in respect of correspondence between the Purchaser (and any CFX Company) and its professional advisers, promptly disclose in writing to the Vendor all information and documents in relation to the Pension Claim or the matters which will or are likely to give rise to the Pension Claim;

13.26.4	if requested by the Vendor give the Vendor and its professional advisers reasonable access to:

13.26.4.1	the personnel of the Purchaser and/or the relevant CFX Companies in order to interview the personnel in relation to any Pension Claim;

13.26.4.2

other than in respect of correspondence between the Purchaser (and any CFX Company) and its professional advisers, any accounts, documents and records which are relevant to any Pension Claim and which are within the power, possession or control of the Purchaser and/or the relevant CFX Companies in order to, at the Vendor’s own expense, examine, photograph and take copies of such accounts, documents and records;

13.26.5	take such action (which in the reasonable opinion of the Purchaser does not have a detrimental effect on the Purchaser or any CFX Company) as the Vendor may reasonably request to resist, contest, defend, compromise or remedy the Pension Claim or the matters which will or are likely to give rise to such Pension Claim and in each case on the basis that the Vendor shall indemnify the Purchaser for all costs, claims, liabilities or expenses (including, without limitation, legal fees and other professional fees and expenses) losses, fines, penalties and awards incurred as a result of a request by the Vendor;

13.26.6	in connection with any actions or proceedings relating to the matter or Pension Claim use advisers jointly agreed by the Vendor and the Purchaser (such consent not to be unreasonably withheld or delayed).

13.27	The Vendor will:

13.27.1	other than in respect of correspondence between the Vendor and its professional advisers promptly disclose in writing to the Purchaser all information and documents relating to the Pension Claim or the matters which will or are likely to give rise to a Pension Claim;

13.27.2	if requested by the Purchaser and its professional advisers reasonable access to:

13.27.2.1	the personnel of the Vendor or its subsidiaries in order to interview the personnel in relation to any Pension Claim;

13.27.2.2	other than in respect of correspondence between the Vendor and its professional advisers, any accounts, documents and records which are relevant to the Pension Claim and which are within the power, possession or control of the Vendor in order to, at the Purchaser’s expense, examine, photograph and take copies of such accounts, documents and records.

13.28	The Purchaser confirms that at the date of this Agreement it is not in the process of formulating any Indemnity Claim.

13.29	Within the period of 21 working days immediately following the payment by the Purchaser of the Payment Amount the Vendor shall procure that the Deferred Benefits under the Pension Scheme for and in respect of each Employee who immediately prior to the Completion Date is an active member of the Pension Scheme shall be increased (effective from the Completion Date) so that such Deferred Benefits shall be calculated as if each relevant Employee’s active service under the Pension Scheme ceased on the date falling one month after the Completion Date.

13.30

In the event that the Vendor fails to procure the increase to Deferred Benefits in accordance with clause 13.29 above within the period of 21 days referred to therein, the Vendor shall repay to the Purchaser the Payment Amount in full. For the avoidance of doubt the Vendor shall remain under an obligation to increase Deferred Benefits in accordance with clause 13.29 notwithstanding repayment of the Payment Amount in accordance with this clause 13.30.

13.31	In the event the Vendor, following repayment of the Payment Amount in accordance with clause 13.30, subsequently procures the increase to Deferred Benefits in accordance with clause 13.31, the Purchaser shall pay the Payment Amount in full to the Vendor, within 21 days of such increases being implemented.

14.	CONTRACTS

14.1	Subject to subclauses 14.2 and 14.3 and from Completion the Purchaser shall:

14.1.1	be entitled to the benefit of the Indian contracts (being contracts for the supply of goods in respect of the CFX Business in India) (the “Contracts”);

14.1.2	carry out, perform and complete all the obligations and liabilities to be discharged under the Contracts.

14.2	Nothing in this Agreement:

14.2.1	shall require the Purchaser to perform any obligation falling due for performance or which should have been performed before Completion; or

14.2.2	shall make the Purchaser liable for any act, neglect, default or omission in respect of any of the Contracts prior to the Completion or for any claim, expense, loss or damage arising from any failure to obtain the consent or agreement of any third party to the entry into of this agreement or from any breach of any of the Contracts caused by this Agreement or its completion; or

14.2.3	shall impose any obligation on the Purchaser for or in respect of any product delivered by the Vendor or any service performed by the Vendor prior to Completion.

14.3	The Vendor shall indemnify the Purchaser against all actions, proceedings, costs properly incurred (taking into account the context of the liability), damages, claims and demands in respect of:

14.3.1	any act or omission on the part of the Vendor in relation to the Contracts on or before Completion;

14.3.2	any defective workmanship or alleged fault, defect or error of any kind arising from goods supplied or services provided before Completion.

14.4	Insofar as the benefit or burden of any of the Contracts cannot effectively be assigned to the Purchaser except by an agreement or novation with or consent to the assignment from the person, firm or company concerned:

14.4.1	the Vendor shall use reasonable endeavours to procure the novation or assignment;

14.4.2	until the Contract is novated or assigned the Vendor shall hold it in trust for the Purchaser absolutely and the Purchaser shall (if such sub-contracting is permissible and lawful under the Contract), as the Vendor’s sub-contractor, perform all the obligations of the Vendor under the Contract to be discharged after Completion and shall indemnify the Vendor against all actions, proceedings, costs properly incurred (taking into account the context of the liability), damages, claims and demands in respect of any failure on the part of the Purchaser to perform those obligations; and

14.4.3	until the Contract is novated or assigned the Vendor shall give reasonable assistance to the Purchaser to enable the Purchaser to enforce its rights under the Contract.

15.	GENERAL

15.1	Subject to clause 6.1 neither the Vendor nor the Purchaser will be entitled to assign the benefit or delegate the burden of this Agreement (including all or any benefit, interest or right which arises under or out of this Agreement including any present, future or contingent interest or right to any sums or damages payable by either party under or in connection with this Agreement) without the prior written consent of the other save for any assignment to an Associated Company or, in the case of the Purchaser, a CFX Company, on the basis that prior to any assignee ceasing to be an Associated Company or CFX Company, as applicable, it will assign the benefit and burden of this Agreement back to the Vendor or Purchaser (as appropriate). The acquisition by a third party of the entire issued share capital of the Purchaser or the Vendor shall not be deemed to be an assignment of the Purchaser’s or the Vendor’s rights under this Agreement.

15.2	Except insofar as the same have been fully performed at Completion, each of the agreements, covenants, obligations, warranties, representations, indemnities and undertakings contained in this Agreement will continue in full force and effect notwithstanding Completion.

15.3	Any waiver of any breach of, or any default under, any of the terms of this Agreement will not be deemed a waiver of any subsequent breach or default and will in no way affect the other terms of this Agreement.

15.4	The rights and remedies expressly provided for by this Agreement will not exclude any rights or remedies provided by law and equity.

15.5	This Agreement may be executed in any number of counterparts, and by the parties on separate counterparts, each of which so executed and delivered will be an original, but all the counterparts will together constitute one and the same agreement.

15.6	The parties to this Agreement do not intend that any of its terms will be enforceable by virtue of the Contracts (Rights of Third Parties) Act 1999 by any person not a party to it and reserve the right pursuant to section 2(3)(a) of that Act to vary the contract made by this Agreement without the consent of any other person.

15.7	Following Completion, the Vendor shall subject to its obligations under the Data Protection Act 1998, upon reasonable notice and subject to reimbursement of its reasonable photocopying costs, provide to representatives of the Purchaser or of any CFX Company access to any and all documents held in any form by the Vendor, or any Associated Companies of the Vendor, which relate in any way to the employment or engagement of any Service Provider or historical customer/supplier invoices which have been transferred to Hyprotech UK Limited and shall upon request provide copies of such documents to the Purchaser (or as it directs). Further the Vendor shall use its reasonable endeavours to assist representatives of the Purchaser or of any CFX Company in obtaining access to documents held by any third party which relate to the employment or engagement of any Service Provider or historical customer/supplier invoices which have been transferred to Hyprotech UK Limited.

16.	ANNOUNCEMENTS

16.1	No announcement or circular concerning the transactions contemplated by this Agreement or any matter ancillary to it and no disclosure of the terms of this Agreement will be made by the Vendor except with the prior written approval of the Purchaser or by the Purchaser except with the prior written approval of the Vendor save that the Asset Purchase Agreement will be disclosed as required under French law.

16.2	This clause does not apply to any announcement, circular or disclosure required by law or, to the extent relevant, the regulations of any stock exchange or listing authority or the Panel on Takeovers and Mergers or any other governmental or regulatory organisation, provided, if practicable, that the party required to make it has first consulted and taken into account the reasonable requirements of the other party.

17.	COSTS

17.1	The Purchaser will pay to the Vendor $100,000 notwithstanding Completion in respect of the production of the Accounts and the translation into US GAAP of the part of the Accounts from 1 April 2001 to 31 March 2002 and the audit of the Accounts in US GAAP for the period from 1 April 2002 to 31 September 2002. Any amount in excess of such amount shall be paid for by the Vendor.

17.2	Except where expressly stated otherwise, each party to this Agreement will bear such party’s own costs and expenses relating to the negotiation, preparation and implementation of this Agreement.

18.	NOTICES

18.1	Any notice or other communication given in connection with this Agreement will be in writing and will be delivered personally or sent by pre-paid first class post (or air mail if overseas) or by fax to the recipient’s address set out in this Agreement or to any other address which the recipient has notified in writing to the sender received not less than seven Business Days before the notice was despatched.

18.2	A notice or other communication is deemed given:

18.2.1	if delivered personally, upon delivery at the address provided for in this clause; or

18.2.2	if sent by prepaid first class post, on the second Business Day after posting it; or

18.2.3	if sent by air mail, on the sixth Business Day after posting it; or

18.2.4	if sent by fax, on completion of its transmission,

provided that, if it is delivered personally or sent by fax on a day which is not a Business Day or after 4:00 pm on a Business Day, it will instead be deemed to have been given or made on the next Business Day.

18.3	Any notice or other communication given to the Vendor’s Solicitors or Purchaser’s Solicitors on a Business Day will be treated as validly given to the Vendor or the Purchaser as the case may be on the following Business Day.

18.4	The provisions of this clause will not apply, in the case of service of court documents, to the extent that such provisions are inconsistent with the Civil Procedure Rules.

19.	GOVERNING LAW AND JURISDICTION

19.1	This Agreement will be governed by and constructed in accordance with English law.

19.2	The courts of England will have exclusive jurisdiction to settle any dispute which arises out of or in connection with this Agreement and that the parties agree to submit to that jurisdiction.

SCHEDULE 4

Non-Taxation Warranties

1.	Capital

1.1	The information contained in Schedule 1 is true, complete and accurate in all respects and the relevant information is set out for each CFX Company.

1.2	The Shares and the other issued shares of each CFX Company are fully paid and are beneficially owned and registered as set out in Schedule 1 free from any Encumbrance or any claim to, or contract to grant, any Encumbrance.

1.3	No CFX Company has allotted, issued, authorised or reserved any share capital other than the shares shown in Schedule 1 as being allotted, issued, authorised or reserved and no CFX Company has granted any options to allot, issue, authorise or reserve any share capital.

1.4	No contract has been entered into which requires or may require any CFX Company to allotted, issued, authorised or reserved or transfer any share or loan capital and no CFX Company has allotted, issued, authorised or reserved any securities which are convertible into share or loan capital.

1.5	No CFX Company nor the CFX France Business has any interest in the share capital of any body corporate save as specified in Schedule 1.

1.6	Other than as specified in Schedule 1, no CFX Company nor the CFX France Business has, or ever has had, any subsidiary undertakings (as defined in sections 258 to 260 CA 1985 or under equivalent foreign legislation in the relevant foreign jurisdiction).

VENDOR

2.	Capacity

The Vendor has full power to enter into and perform this Agreement and this Agreement constitutes obligations binding on the Vendor in accordance with its terms.

ACCOUNTS AND RECORDS

3.	The Accounts

3.1	A true, complete and accurate copy of the Accounts is annexed to the Disclosure Letter.

3.2	The Accounts were prepared under the historical cost convention and complied with and were adjusted in accordance with US GAAP.

3.3	The Accounts:

3.3.1	present fairly in all material respects, the financial position of the CFX Business as at 31 March 2002 and 30 September 2002 and of their profits for the financial period ended on 31 March 2002 and 30 September 2002 respectively;

3.3.2	disclose all actual and contingent liabilities (where there is considered to be a possibility of loss to the CFX Business), unquantified or disputed, all capital commitments and all bad or doubtful debts of the CFX Business as at 30 September 2002;

3.3.3	make full provision for all amounts relating to income taxes in accordance with US GAAP.

3.4	In the Accounts, the book debts included in the Accounts have realised or will realise, in the ordinary course of collection, their nominal amounts plus any accrued interest less any provisions for bad and doubtful debts included in the Accounts.

3.5	The statement of the CFX Companies’ bank accounts and of the credit or debit balances on them as at a date not more than three Business Days before the date of this Agreement attached to the Disclosure Letter is correct and none of the CFX Companies which would not covered by the categories of warranty included in this Schedule 4 has any other bank or deposit account (whether in credit or overdrawn) not included in the statement and since the date of that statement there has not been any payment out of any of the accounts except for routine payments and the balance on the accounts is not substantially different from the balances shown on the statement.

3.6	All debts owed by any debtor of any CFX Company or the CFX France Business have been properly invoiced in the ordinary course of business.

3.7	So far as the Vendor is aware and save as fairly and clearly disclosed in the Disclosure Letter or as provided for or disclosed in the Accounts, no CFX Company nor the CFX France Business has any liability of any kind, whether actual, contingent, unquantified or disputed, in respect of any matter.

4.	Records

4.1	Each CFX Company’s and the CFX France Business’ accounting records are up to date and contain complete and accurate details of all transactions of that CFX Company and the CFX France Business and comply with the provisions of sections 221 and 222 CA 1985 or under equivalent legislation in the relevant foreign jurisdiction. Each CFX Company’s and the CFX France Business’ records and information are exclusively owned by it and under its direct control. The copies of the company records, including minutes, of each of the CFX Companies (which are referenced at paragraph 4.1 of the Disclosure Letter) are complete and accurate in all respects, and the originals of such company records are in the control of the CFX Companies.

4.2	None of the Shares (other than the UK Shares) are registered in a register kept in the United Kingdom or paired with shares of another company incorporated in the

United Kingdom, nor have any of the Shares (other than the UK Shares) been so registered or so paired prior to the date of this Agreement.

CHANGES

5.	General

5.1	Since 30 September 2002, the business of each CFX Company and the CFX France Business has been carried on in the ordinary and usual course and there has been no adverse change in the financial or trading position of any CFX Company or the CFX France Business.

5.2	Since 30 September 2002 the CFX Business has not been adversely affected by the loss of any customer, client or distributor and no such person whose business or custom is material to the Company has indicated an intention to cease trading or dealing with the Vendor or any CFX Company in respect of the CFX Business or with any CFX Company or, in relation to the CFX France Business, AEAT France or is anticipated to do so.

6.	Specific

Since 30 September 2002 in respect of any CFX Company and the CFX France Business:

6.1	neither the CFX Business nor any CFX Company nor, in respect of the CFX France Business, AEAT France has, other than in the ordinary course of business, acquired or agreed to acquire any single asset having a value in excess of £50,000 or assets having an aggregate value in excess of £150,000;

6.2	neither the CFX Business nor any CFX Company nor, in respect of the CFX France Business, AEAT France, has other than in the ordinary course of business, disposed of, or agreed to dispose of, any asset having a value in excess of £50,000 or assets having an aggregate value in excess of £150,000;

6.3	no dividend or other payment which is, or could be treated as, a distribution for the purposes of Part VI ICTA or section 418 ICTA or under equivalent legislation in the relevant foreign jurisdiction has been declared, paid or made by any CFX Company or, in respect of the CFX France Business, AEAT France;

6.4	no resolution of the shareholders of any CFX Company has been passed;

6.5	no CFX Company or AEAT France has changed its accounting reference date;

6.6	no management charge has become payable or been paid by any CFX Company;

6.7	no share or loan capital has been allotted, issued, repaid or redeemed or agreed to be allotted, issued, repaid or redeemed by any CFX Company; and

6.8	neither the CFX Business nor any CFX Company has borrowed any money from any party.

ASSETS

7.	General

7.1	The assets of the CFX Business and the CFX France Business are owned absolutely by one or more CFX Companies and AEAT France both legally and beneficially and are in the possession of one or more CFX Companies or AEAT France and under its/their control and are free from any Encumbrance.

7.2	The assets of the CFX Companies and the French Assets comprise all the assets reasonably necessary to operate the CFX Business effectively in the manner conducted immediately prior to Completion.

7.3	The Business Intellectual Property Rights comprise all the Intellectual Property Rights necessary to operate the CFX Business effectively in the manner conducted prior to Completion.

7.4	Other than at the location of the Properties, no CFX Company nor the CFX France Business has any branch, agency or place of business or any permanent establishment (as that expression is defined in the relevant double taxation relief orders current at the date of this agreement) in any location.

8.	Debts/Debtors

8.1	No CFX Company or, in relation to the CFX France Business, AEAT France has made, or entered into any contract to make, any loan to, or other arrangement with, any person as a result of which it is or may be owed any money, other than trade debts incurred in the ordinary course of business and cash at bank.

8.2	There are no Intra Group Obligations and, no liabilities arose (including in relation to Tax) on the discharge of any Intra Group Obligations effected prior to the date of this Agreement.

8.3	No CFX Company or, in relation to the CFX France Business, AEAT France is entitled to the benefit of any debt otherwise than as the original creditor and no CFX Company nor the Vendor or AEAT US has factored, deferred or discounted any debt or agreed to do so.

8.4	No event has occurred which constitutes an event of default under any agreement relating to borrowing or indebtedness in the nature of borrowing by any CFX Company or, in relation to the CFX France Business, AEAT France (including by cross-default) or which would lead to (i) any such borrowing or indebtedness becoming payable prior to its stated maturity or (ii) any security constituted or created in connection with any borrowing or indebtedness in the nature of borrowing, guarantee, indemnity or other obligation of any CFX Company or, in relation to the CFX France Business, AEAT France becoming enforceable.

8.5	No CFX Company or, in relation to the CFX France Business, AEAT France is subject to any arrangement for receipt or repayment of any grant, subsidy or financial assistance from any government department or other body.

9.	Plant, etc

9.1	The plant and machinery, vehicles, fixtures and fittings, furniture, tools and other equipment used in the CFX Business:

9.1.1	are in a good and safe state of repair and condition and good working order fair wear and tear excepted and have been regularly and properly maintained; and

9.1.2	are the absolute property of the relevant CFX Company or, in relation to the CFX France Business, AEAT France.

10.	Intellectual Property Rights

10.1	All CFX Intellectual Property Rights are legally and beneficially owned by a CFX Company or, in relation to the CFX France Business, AEAT France free from any Encumbrance other than licences granted in the ordinary course of business. A detailed breakdown of the ownership of the registered CFX Intellectual Property Rights and material non-registered CFX Intellectual Property Rights is set forth in Schedule 3.

10.2	All CFX Intellectual Property Rights which are registered or the subject of applications for registration and any unregistered trademarks are listed and described in Schedule 3 of this Agreement or in the Disclosure Letter.

10.3	All material Licensed Intellectual Property Rights are disclosed in Schedule 3, Part II.

10.4	No CFX Intellectual Property Rights are jointly owned.

10.5	So far as the Vendor is aware, the Business Intellectual Property Rights are valid, subsisting and enforceable. In respect of registered CFX Intellectual Property Rights, all renewal fees have been duly paid, all steps required for their maintenance and protection have been taken and there are, so far as the Vendor is aware, no grounds on which any person is or will be able to seek cancellation, rectification or any other modification of any registration.

10.6	So far as the Vendor is aware, there are, and have been, no proceedings, actions or claims and no threatened proceedings, actions or claims (and neither the Vendor nor any CFX Company or, in relation to the CFX France Business, AEAT France has received written notice) either impugning the title, validity or enforceability of the Business Intellectual Property Rights or claiming any right or interest in such Business Intellectual Property Rights.

10.7	So far as the Vendor is aware, there is, and has been, no infringement of the CFX Intellectual Property Rights and so far as the Vendor is aware, none is pending or threatened.

10.8

Save for (1) non-exclusive licences granted under a CFX Business standard licence agreement subject only to Standard Amendments (copies of which standard form agreements are set out in the Disclosure Letter) or (2) any non-standard non-exclusive licence agreements entered into by the Relevant CFX Company and the licensee, no contract or consent in respect of any of the CFX Intellectual Property Rights has been entered into or given by a CFX Company, the Vendor or, in respect of the CFX France Business, AEAT France in favour of any third party and neither the Vendor, AEAT France, nor any CFX Company is obliged to enter into or grant any such contract or consent, save for non-exclusive licences granted under a CFX Business standard licence agreement (and for the purposes of this paragraph 10 Standard Amendments shall mean the completion of blank fields, terms of delivery or payment, length of term, or numbers or categories of users).

10.9	The past and present activities of each CFX Company and, in relation to the CFX France Business, AEAT France, (including the processes, methods, Software, goods and services used or dealt in by it, and the products or services manufactured or supplied by it) so far as the Vendor is aware:

10.9.1	do not infringe or misappropriate and have not infringed or misappropriated any Intellectual Property Rights of any third party; and

10.9.2	have not resulted in a claim to any compensation under sections 40 and 41 of the Patents Act 1977 or any foreign patent statute.

10.10	(1) no CFX Company and, in relation to the CFX France Business, AEAT France, has disclosed, nor is obliged to disclose, nor has permitted access to any Confidential Information to any third party, other than those of its employees or contractors who are bound by obligations of confidence had, before the date of such disclosure, entered into legally binding confidentiality agreements with the CFX Company and, in relation to the CFX France Business, AEAT France, or in the normal course of business, (2) no CFX Company and, in relation to the CFX France Business, AEAT France, is restricted in its ability to use, or to disclose to any third party, any of its own Confidential Information that relates to the business and products of any CFX Company and, in relation to the CFX France Business, AEAT France, or its customers or suppliers and (3) no CFX Company and, in relation to the CFX France Business, AEAT France, uses any Confidential Information of a third party without permission.

10.11	The Vendor is not aware of any circumstances which would render any current application for registration of the CFX Intellectual Property Rights unacceptable to the relevant registry or other authority or which would prevent any such application from proceeding to grant and registration.

10.12	Copies of all licences, sub-licences or other agreements which have an aggregate value or liability (save for any category of liability which cannot by law be limited or excluded) in excess of £30,000 and including but not limited to:

10.12.1	a licence which includes a licence of source code granted by any CFX Company and, in relation to the CFX France Business, AEAT France; or

10.12.2	an agreement which includes any joint project between any CFX Company and, in relation to the CFX France Business, AEAT France; and any third party; or

10.12.3	any licences, sub-licences or other agreements whereby:

10.12.3.1	a CFX Company and, in relation to the CFX France Business, AEAT France, is licensed or otherwise authorised to use the Intellectual Property Rights of a third party (including the Vendor and its other Associated Companies); or

10.12.3.2	a CFX Company and, in relation to the CFX France Business, AEAT France, licenses or otherwise authorises a third party to use Licensed Intellectual Property Rights or CFX Intellectual Property Rights

are in the Disclosure Letter at 10.12 (save where rights are granted by a CFX Company and, in relation to the CFX France Business, AEAT France, on standard form contracts subject only to Standard Amendments, in which case, such standard forms are included at tab C57-68, S19 and Q31 of the Disclosure Bundle). The current licence or contract period has not expired in respect of any of them, no notice having been given to terminate them, and, so far as the Vendor is aware, the obligations of all parties in respect of them have been fully complied with save for Waivers (which for the purposes of this paragraph 10 shall mean any obligation in relation to time of performance which obligation has been relaxed by either party and the obligation subsequently performed), there are no current breaches in respect of them and so far as the Vendor is aware none of them will be terminated or affected as a result of the Completion.

10.13	The CFX Companies have the benefit of the Business Intellectual Property Rights. All Business Intellectual Property Rights are in full force and effect, no notice having been given to terminate any such rights and the obligations of the Vendor, CFX Companies and in relation to the CFX France Business, AEAT France in respect of the Business Intellectual Property Rights have save for waivers been fully complied with in all respects. There are no current disputes in respect of them and so far as the Vendor or any CFX Company or, in relation to the CFX France Business, AEAT France is aware none of them will be terminated or affected as a result of the Completion.

11.	Computer Systems

11.1	For the purposes of this paragraph 13:

“Computer Systems”

all computer hardware, Software microprocessors and firmware and any other items that connect with any of them which in each case are used in the CFX Business or are in the possession of a CFX Company and, in relation to the CFX France Business, AEAT France.

11.2	Full details of all Software (other than the Software in which Business Intellectual Property Rights subsist) used or held by a CFX Company and, in relation to the CFX France Business, AEAT France, in which the Intellectual Property Rights are owned by a third party are set out in Part 2 of Schedule 3 or in the Disclosure Letter. Any payments due and owing under the licenses of such Software have been made by the Vendor or a CFX Company. The licences of such Software are complied with in all respects in the operation of the CFX Business and any restrictions in those licences do not adversely affect the present conduct of any business of any CFX Company and, in relation to the CFX France Business, AEAT France.

11.3	Each CFX Company and, in relation to the CFX France Business, AEAT France has a prudent disaster recovery plan in respect of the Computer Systems.

11.4	Each CFX Company or, in relation to the CFX France Business, AEAT France, has prudent procedures in place which are designed to give reasonable security of the Computer Systems and data stored on them.

11.5	Each CFX Company or, in relation to the CFX France Business, AEAT France, has a sufficient number of employees who are technically competent and appropriately trained to ensure the proper operation and use of the Computer Systems.

11.6	So far as the Vendor is aware save for security mechanisms, the Computer Systems do not contain disabling Software code, including computer instructions and data that alter, destroy or inhibit any of the Computer Systems and/or any of the processing environments of any of the Computer Systems.

12.	Property

12.1	The particulars of the Property shown in Schedule 2 are true, complete and correct.

12.2	The Vendor and each CFX Company has good and marketable title to the Gemini Property and title to the other Property for the relevant estate or interest as shown in Schedule 2.

12.3	To the extent any of the Property shown in Schedule 2 is the subject of a lease to which the Vendor or a CFX Company is a party, neither the Vendor nor such CFX Company is in breach or violation of, or default under, any such lease, and no event has occurred, is pending or, to the knowledge of the Vendor, is threatened, which, after the giving of notice thereof, with lapse of time, or otherwise, would constitute a breach or default by the Vendor or such CFX Company.

13.	Services

All administration and business support services (including but not limited to the provision of management, administration, computer, insurance, personnel, accounting, legal or similar services) used by any CFX Company or, in relation to the CFX France Business, AEAT France, are internal to the CFX Business or provided for in the Transitional Services Agreement and there are no such services that any CFX Company or, in relation to the CFX France Business, AEAT France, has used within the year prior to Completion other than those provided for by such CFX Company or, in relation to the CFX France Business, AEAT France, or as set out in the Transitional Services Agreement.

ENVIRONMENTAL/HEALTH AND SAFETY (EHS) MATTERS

14.	Environmental/Health And Safety (EHS) Matters

14.1	For the purposes of this warranty the following expressions have the following meanings:

“EHS Laws”

all or any applicable laws and regulations (including, without limitation, any related judicial or administrative interpretation, guidance notes or codes of practice) of the United Kingdom, European Union and any relevant foreign country or foreign jurisdiction which relate to EHS Matters

“EHS Matters”	all or any matters relating to the pollution or protection of the Environment or harm to or the protection of human health and safety or the health of animals and plants

“EHS Permits”	all or any permits, consents, licences, approvals, certificates and other authorisations required by EHS Laws for the operation of the CFX Business

“Environment”

any air, (including air within natural or man-made structures above or below ground); water (including territorial, coastal and inland waters and groundwater and water in drains and sewers); and land (including the seabed or river bed under any water), surface land and sub-surface land.

14.2	All EHS Permits have been obtained by the CFX Companies and CFX France and are in full force and effect and have been materially complied with at all times.

14.3	There are no facts or circumstances which are likely to result in any new EHS Permit being required by the CFX Business or any existing EHS Permit being varied, modified, revoked or suspended.

14.4	No EHS Permit is non-transferable or requires any consent, notification or other action to be obtained, made or taken in order for it to remain in full force and effect (without variation) as a result of Completion.

14.5	In relation to the carrying on of the CFX Business the Vendor and each CFX Company and, in relation to the CFX France Business, AEAT France complies with EHS Laws and so far as the Vendor is aware there are no circumstances which may give rise to any liability, obligation or duty (whether actual or contingent) under EHS Laws.

14.6	Neither the Vendor nor AEAT France nor any CFX Company or, in relation to the CFX France Business, AEAT France has received any complaints, demands, notices or is involved in any action, litigation, arbitration or proceedings or is subject to any investigation under EHS Laws and the Vendor is not aware of any facts which may give rise to such matters.

14.7	Neither the Vendor nor any CFX Company is, and the Purchaser will not become, as a result of its purchase of the Shares or the CFX France Business, subject to any actual or contingent liability under any EHS Law in relation to EHS Matters.

14.8	So far as the Vendor is aware, there is no pollution of the Environment on, in, at or under or migrating to or from any Property which may give rise to any liability or obligation or duty (whether actual or contingent) under EHS Laws.

14.9	So far as the Vendor is aware, there is no pollution of the Environment caused by the CFX Business on, in, at or under or migrating to or from any property other than the Properties which may give rise to any liability or obligation or duty (whether actual or contingent) under EHS Laws.

14.10	So far as the Vendor is aware, neither the Properties nor any plant or machinery or other assets employed in the conduct of the CFX Business contains asbestos or any asbestos containing material.

14.11	The Gemini Property is not on a site licensed under the Nuclear Installations Act 1965 (as amended).

14.12	The CFX India Branch Office shall on establishment comply with all applicable EHS Laws in India. Without limiting the generality of the preceding sentence, the CFX India Branch Office shall obtain and be in compliance with all of the terms and conditions of any permit license, authorisation, consent, or certificate that is required under any applicable EHS laws in India.

EMPLOYEES AND PENSIONS

15.	UK and Non UK Employees

15.1	The Disclosure Bundle Index Reference P122 correctly sets forth the name of each Consultant and correctly sets forth the name and the terms of engagement of all Consultants of the CFX Companies and, in relation to the CFX France Business, AEAT France.

15.2	The schedule at Disclosure Bundle Index Reference P165 correctly sets forth each employee and officer employed in, or engaged by each CFX Company and, in relation to the CFX France Business, AEAT France and correctly sets forth with reference to each Employee, their name, position and title, the dates of commencement of employment and continuous service, ages, notice periods, remuneration and benefits (whether contractual or discretionary) and all of their significant employment terms (together “the Terms”) in a manner which allows the Terms applicable to any particular named Employee to be determined and identifies any Employee who is absent from active employment (whether on maternity, parental workers’ compensation leave secondment, sick leave or garden leave, authorised leave or absence or any other reason as being so absent and the expected date of return to work, if known).

15.3

No Senior Employee has already terminated or given notice of termination of employment from any CFX Company or, in relation to the CFX France Business, AEAT France and neither the Vendor nor any CFX Company or, in relation to the CFX France Business, AEAT France has threatened to terminate or terminated or given notice of the termination of employment to any Senior Employee and neither, so far as the Vendor and each CFX Company and, in relation to the CFX France

Business, AEAT France is aware, does any Senior Employee have any plans to terminate their employment.

15.4	The Disclosure Letter correctly sets forth details of the name of any person who has accepted an offer of employment or consultancy made by any CFX Company or, in relation to the CFX France Business, AEAT France but whose employment or consultancy has not yet started, together with conditions of retention and hire, and of any outstanding offer of employment or consultancy made to any person by any CFX Company or in relation to the CFX France Business, AEAT France.

15.5	So far as the Vendor is aware, in connection with the CFX Business, the Vendor and all CFX Companies and, in relation to the CFX France Business, AEAT France have complied with all laws, orders declarations and awards and regulations relating to applicants for employment, the employment or engagement of the Employees and Consultants and the employment or engagement of Employees and Consultants whose employment or engagement terminated in the three years prior to the date of this Agreement, (including, but not limited to any provisions or regulations, codes of conduct, codes of practice, terms and conditions of employment, orders of any court, tribunal or regulatory authority agreements with third parties, awards relevant to their conditions of service or to relations between it and any recognised trade union or other body representing the Employees) and it is not aware of any matter indicating that it has not complied with its obligations concerning health and safety at work, wages, hours, pay equity, equal opportunity, vacation entitlements, statutory leave entitlements, overtime, termination, notice of termination requirements, statutory termination and severance pay, human rights, workers compensation, collective bargaining and the payment of social security, national insurance and other statutory deductions and contributions and other Taxes), and no CFX Company or, in relation to the CFX France Business, AEAT France has or over the past 12 months had any threatened or actual strikes, lock-outs or work stoppages or work to rule arrangements.

15.6	There are no amounts owing other than in the normal course of salary/bonus payments to or from any Service Provider including but not limited to compensation for overtime or accrued but untaken vacation, compensation, damages, a redundancy payment, a protective award, a severance payment or any other payment or award either pursuant to, or as a consequence of failing to comply with any statute, regulation or agreement (including a settlement, compromise or COBRA agreement). Neither is any CFX Company or, in relation to the CFX France Business, AEAT France under any outstanding obligation to provide any benefit (including the provision of a reference) other than in the normal course of employment to any Service Provider.

15.7	The Vendor and each CFX Company and, in relation to the CFX France Business, AEAT France has maintained adequate and up-to-date records as required by statute, or reasonably necessary to operate the business of the CFX Companies and, in respect of the CFX France Business, AEAT France (including the conduct of limitation or other restriction of disputes regarding the employment or engagement of each Employee and Consultant and the employment or engagement of Employees and Consultants whose employment terminated in the three years prior to the date of this Agreement.

15.8	Neither the Vendor nor any CFX Company or, in relation to the CFX France Business, AEAT France has made any binding agreement or commitment regarding any future variation in any contract of employment or engagement or working conditions in respect of any of the Employees or Consultants or any agreement or commitment imposing an obligation on any CFX Company or, in relation to the CFX France Business, AEAT France to increase vary or improve the basis and/or rates of remuneration and/or the provision of other benefits (including any share incentive, share option, profit related pay, change of control, profit sharing bonus or other incentive scheme) to or on behalf of any of the Employees or Consultants at any future date.

15.9	All contracts of employment or engagement (written or unwritten) with any Employee or Consultant can be terminated by three (3) months’ notice or less without giving rise to a claim for damages, severance pay or compensation (other than statutory termination payments).

15.10	No payment has been made or promised to be made or benefit given or promised to be given by any CFX Company or by the Vendor or, in relation to the CFX France Business, AEAT France in connection with the actual or proposed termination or suspension of employment or engagement (howsoever arising) or variation of any contract of employment or engagement of any of the Employees or Consultants.

15.11	Other than pension benefits due on retirement or earlier death in relation to those of the Employees who, at any time prior to 31 March 1996, were active members of the AEA Technology Principal Non-Industrial Superannuation Scheme, neither the Vendor nor any CFX Company or, in relation to the CFX France Business, AEAT France has made or agreed to make any payment to, or provided or agreed to provide any benefit for, any Employee, former employee or Consultant or any spouse or dependent of any Employee, former employee or Consultant on termination of their employment.

15.12	There are no collective bargaining or other labour union agreements (including recognition agreements) currently in effect or expired to which a CFX Company or, in relation to the CFX France Business, AEAT France is or has been a party or was bound and no collective bargaining or recognition agreement is being negotiated by any CFX Company or, in relation to the CFX France Business, AEAT France and there is no threatened industrial action. No CFX Company or, in relation to the CFX France Business, AEAT France has been engaged in an unfair labour practice and no unfair labour practice, complaint, grievance or arbitration is proceeding, pending or has been threatened.

15.13	There is no term of employment for any Employee or Consultant which provides that a change of control of any CFX Company or in relation to the CFX France Business, the transfer of the CFX France Business shall entitle the Employee or Consultant to treat the change of control as amounting to a breach of the contract or entitling him to any payment or benefit whatsoever (whether immediately or in the future) or entitling him to treat himself as redundant or otherwise dismissed or released from their employment or from any other obligation.

15.14	Except as required by law, no CFX Company has an obligation to make any payment on redundancy in excess of any statutory redundancy payment and no CFX Company has operated any discretionary practice of making any such excess payment.

15.15	No CFX Company has made any loan or advance, or provided any financial assistance to any Employee or Consultant which is outstanding.

15.16	No CFX Company nor, in respect of the CFX France Business, AEAT France has any shadow directors within the meaning of section 741 CA 1985.

15.17	Other than routine claims for benefits no claim in relation to any CFX Company’s or, in relation to the CFX France Business, AEAT France’s Service Provider or any representative of a Service Provider or the Pension Scheme has been made or threatened against any CFX Company or, in relation to the CFX France Business, AEAT France or the trustees of the Pension Scheme or against any person whom any CFX Company or, in relation to the CFX France Business, AEAT France are or may be liable to compensate or indemnify.

15.18	No Employee is a registered radiation worker or is otherwise entitled to access to the Compensation Scheme for Radiation Linked Diseases operated by BNFL, UKAEA, parts of MOD, Scottish Nuclear, British Energy, Nirex and Magnox Electric.

15.19	As a result of the Atomic Energy Authority Act 1995 and any regulations and/or transfer schemes made thereunder, no Employee has any rights following Completion to be provided with, or continue to be provided with, benefits which are no less favourable than the benefits conferred by the provisions, as in force immediately before the Vendor ceased to be publicly owned, of any pension scheme of the UK Atomic Energy Authority in which such Employee has participated or had a right to participate and there has been no commitment to that effect made by the Vendor, AEAT US and the CFX Companies and, in relation to the CFX France Business, AEAT France.

15.20	The enabling agreement between the Vendor and various trade unions has not been declared an “Agreement for Recognition” by the Central Arbitration Committee and no application has been made to have it so declared.

15.21	None of the Employees or Consultants participates or has participated in any share scheme established by the Vendor, any Associated Company or any CFX Company or, in relation to the CFX France Business, AEAT France other than the AEA Technology PLC Savings Related Share Option Scheme (the “SAYE Scheme”) and the International Share Save 2000 Plan.

15.22	On 27 March 2002, each Employee employed by CFX UK received a letter with attached terms and conditions in the form at Disclosure Bundle Index Reference P146 of the Disclosure Letter. No such Employee, and no representative of any Employee, raised a formal objection to any part of the letter and attachment.

15.23	The AEA Technology plc 1997 Employee Trust established by deed made between the Vendor and the Royal Bank of Canada Trust Company (Jersey) Limited on 17 September 1997 has not been used so as provide benefit to any of the Employees otherwise by way of satisfying the exercise of options granted under the SAYE Scheme and there are no grounds or circumstances which exist which could reasonably be expected to create an expectation that such benefit will be provided.

US and Non US Plans

15.24	Except where a US Plan is expressly identified as a defined benefit plan, none of the US Plans are either a “defined benefit plan” (as defined in section 3(35) of ERISA) or a “multi employer plan” (as defined in section 3(37) of ERISA); and no Non US Plan provides a defined benefit pension.

15.25	So far as the Vendor is aware there is no obligation under any US Plan or Non US Plan to provide medical, dental, vision care, health or life insurance benefits to current or future retired or terminated employees of the CFX Business and their beneficiaries (except for benefit coverage required to be provided under COBRA or under applicable state or local law).

15.26	Except where a US Plan or Non US Plan is expressly identified as a “defined contribution plan”, no such US Plan or Non US Plan is a “defined contribution plan” (as defined in Section 3(34) of ERISA or applicable local laws of all jurisdictions), whether or not terminated.

15.27	With respect to the US Plans and Non US Plans, all required or recommended (in accordance with historical practices) payments, premiums, contributions, reimbursements or accruals including the value of post employment and post retirement benefits where required by local accounting practice for all shall have been made up to Completion and/or have been properly accrued in the Accounts.

15.28	The US Plans, the Non US Plans and all related trusts, insurance contracts and funds have been maintained, funded, and, so far as the Vendor is aware, are administered in compliance in all material respects with their terms and with the applicable provisions of ERISA, the Code or other applicable local laws of all jurisdictions. So far as the Vendor is aware neither the Vendor nor any CFX Company nor any trustee or administrator of any US Plan or Non US Plan nor, in relation to the CFX France Business, AEAT France has engaged in any transaction with respect to the US Plans or Non US Plans which would subject the Vendor or any CFX Company or any trustee or administrator of the US Plans or Non US Plans, or any party dealing with any such US Plan or Non US Plan, nor do the transactions contemplated by this Agreement constitute transactions which would subject any such party, to either a civil penalty assessed pursuant to Section 502(i) of ERISA or the tax or penalty on prohibited transactions imposed by Section 4975 of the Code or any Tax or penalty under applicable local law of all jurisdictions. So far as the Vendor is aware there are no actions, suits or claims with respect to the assets of the US Plans or Non US Plans (other than routine claims for benefits) pending or, threatened which could result in or subject the US Plans, the Non US Plans, the Vendor or any CFX Company to any material liability, nor any grounds or circumstances which would give rise to or be expected to give rise to any such actions, suits or claims.

15.29

Each of the US Plans which is intended to be qualified under section 401(a) of the Code has received a favourable determination from the Internal Revenue Service that such plan is qualified under section 401(a) of the Code and so far as the Vendor is aware there are no circumstances which would adversely affect the qualified status of any such Plan. Each Non US Plan has been properly registered, invested and administered where required under the applicable local laws of its jurisdiction and in accordance with the terms of the Non US Plan.

15.30	The Vendor, AEAT US and all CFX Companies have provided the Purchaser with true and complete copies of all material documents pursuant to which the US Plans and (where required) Non US Plans are maintained, funded and administered, including (where appropriate) the most recent actuarial, accounting, and annual reports (Form 5500 and attachments), if any, for the US Plans and similar reports, if any, for the Non US Plans which exist which could reasonably be expected to create an expectation that such benefit will be provided.

15.31	CFX India Branch Office is in compliance in form and operation with the applicable requirements of the labour and welfare laws in India including, without limitation, the Employees Provident Funds and Miscellaneous Provisions Act 1952, the Industrial Employment (Standing Orders) Act 1946, the Employees State Insurance Act 1948, the Payment of Gratuity Act 1972, the Payment of Bonus Act 1965, and the Contract Labour (Regulation and Abolition) Act 1970. All required reports, returns, and descriptions have been filed or distributed appropriately with respect to each such Acts.

UK Arrangements

15.32	In respect of Employees or Service Providers of the CFX Business employed in the UK (together “UK Employees”):

15.32.1	with the exception of the Pension Scheme the Vendor and CFX UK are under no liability or obligation (whether legally enforceable or not and whether actual or contingent, present or future) in terms or in respect of any ex gratia arrangement, understanding, undertaking or promise (whether contractual or otherwise) to pay, make provision for or provide any relevant benefits (as defined in section 612(1) of ICTA) in respect of the UK Employees or any of their dependants, relatives, spouses, former spouses or any other person otherwise connected with any UK Employee.

15.32.2	no proposal has been announced by the Vendor, or CFX UK to alter the Pension Scheme and which proposal will affect the Employees which proposal remains outstanding and has not been fully implemented. The benefits referred to in all booklets published and announcements made to employees concerning the Pension Scheme have been incorporated in the terms of the deeds or documents governing the Pension Scheme and true and complete copies of all material booklets and announcements are set out in the Disclosure Letter.

15.32.3	particulars of the following documents relating to the Pension Scheme have been disclosed to the Purchaser:

15.32.3.1	all material documents containing the provisions currently governing the Pension Scheme; and

15.32.3.2	all material announcements that have not been incorporated into the documents mentioned in 15.32.3.1.

15.32.4	no discretion or power has been exercised under the Pension Scheme in respect of any UK Employees (or any beneficiaries claiming under them) to:

15.32.4.1	augment benefits;

15.32.4.2	provide or offer to provide any benefit which would not otherwise be provided in respect of any potential member or former member; or

15.32.4.3	pay any additional contribution on the part of the Vendor or CFX UK which would not otherwise have been paid.

15.32.5	the Pension Scheme is an exempt approved scheme within the meaning of section 592(1) of ICTA and so far as the Vendor is aware there is no reason why such approval could be withdrawn. A contracting-out certificate (within the meaning of section 7 of the Pension Schemes Act 1993) in respect of the Pension Scheme naming the Vendor and each CFX Company which employs a UK Employee has not been issued. So far as the Vendor is aware no reason exists why such a contracting-out certificate will not be issued with effect from the commencement of participation; on the Pension Scheme in respect of each CFX employer which employs a UK Employee. No reason exists why such certificate once issued should be cancelled, surrendered or varied.

15.32.6	no UK Employee has been excluded or prevented from participating (or been granted restricted participation) in the Pension Scheme on the grounds of part-time employment, marital status, sexual orientation, age or otherwise where such exclusion, prevention or restriction constitutes (or could reasonably be expected to constitute) discrimination in breach of the EC Treaty or any European Directive.

15.32.7	the Pension Scheme has been operated at all times from and including 17 May 1990 in accordance with the provisions of the EC Treaty relating to equal treatment and all Acts of Parliament, European Directives and other relevant legislation including (save in respect of Guaranteed Minimum Pensions) the provision of sex equal benefits accruing after 16th May 1990.

15.32.8	all amounts due from the Vendor and/or CFX UK to the trustee of the Pension Scheme for and in respect of the UK Employees have been paid.

15.32.9	the Vendor and CFX UK have no obligation or liability (actual or contingent, present or future) to contribute to any personal pension scheme (as defined in section 630 of ICTA) or any stakeholder pension arrangement for or in respect of any of the UK Employees.

15.32.10	all UK Employees are eligible to become members of the Pension Scheme so that CFX UK has not been under any obligation to nominate a stakeholder pension arrangement.

15.32.11	the Vendor does not intend to close (whether for future service or otherwise) any part of the Pension Scheme during any period of participation by CFX UK post Completion in such a way as would impact on any of the UK Employees.

15.33	Of the CFX Companies only CFX UK participates or has participated in the Pension Scheme.

15.34	AEAT France does not and has not participated in the Pension Scheme.

15.35	Lars Kaltin is not and has not been a member of the Pension Scheme.

15.36	The membership and pensionable earnings data in relation to the Employees’ membership of the Pension Scheme provided by Hewitt Bacon & Woodrow to Punter Southall & Co and the responses in relation to queries in respect of such data was at the time it was provided reasonably accurate and is not misleading.

15.37	The Vendor and any CFX Company employing any UK Employee has at all times complied with the stakeholder pension requirements of the Welfare Reform and Pensions Act 1999 and regulations made thereunder.

16.	Insurance

16.1	The French Assets and all the assets of each CFX Company of an insurable nature are, and have at all times been, insured adequately against employer’s liability, public liability, product liability and (where appropriate) professional indemnity liability.

16.2	All premiums due in relation to insurance in respect of the CFX Business have been fully paid, and so far as the Vendor is aware nothing has been done or omitted to be done which would make any policy of insurance of the CFX Business void or voidable or which is likely to result in an increase in premium.

16.3	Particulars of each CFX Company and, in relation to the CFX France Business, AEAT France insurances are given in the Disclosure Letter, no claim is outstanding under any such insurances and neither the Vendor nor any CFX or, in relation to the CFX France Business, AEAT France Company has any intention of making a claim under any such insurances.

17.	Contracts

17.1	Except as set forth in the Disclosure Letter, there are no contracts relating to the CFX Business or any CFX Company or in relation to the CFX France Business, AEAT France:

17.1.1	in excess of £10,000 in respect of any lease of personal property from or to third parties or any leasing or hiring agreement, hire purchase agreement, conditional sale or credit sale agreement, sale and leaseback, agreement for payment on deferred terms;

17.1.2	under which any customer of any CFX Companies has granted manufacturing rights, “most favoured nation” pricing provisions or marketing or distribution rights relating to any products or territory or has agreed to purchase a minimum quantity of goods or services or has agreed to purchase goods or services exclusively from a certain party;

17.1.3	establishing a partnership, a joint venture or a joint development arrangement;

17.1.4	under which any CFX Company has created, incurred, assumed or guaranteed (or may create, incur, assume or guarantee) indebtedness (including capitalised lease obligations) in excess of £10,000 or under which it has imposed (or may impose) an Encumbrance on any of its assets, tangible or intangible;

17.1.5	which involve future capital expenditure by any CFX Company in excess of £10,000;

17.1.6	so far as the Vendor is aware currently in effect involving any officer, director or stockholder of any of the CFX Companies;

17.1.7	that contain any provisions requiring the CFX Companies to indemnify any other party thereto (excluding indemnities contained in contracts for the purchase, sale or license of products and service contracts entered into in the ordinary course of business);

17.1.8	that were entered into outside the ordinary course of business or otherwise than on an arm’s length basis;

17.1.9	which have more than six months left to run other than Standard Amendments (as defined in paragraph 10.8 of Schedule 4) and contracts with Consultants and is not capable of being terminated by one month’s notice or less without payment of compensation or damages;

17.1.10	are expected to result in a loss in excess of £15,000 or are of an onerous nature or cannot be fulfilled or performed by the relevant CFX Company on time without undue or unusual expenditure of money and effort;

17.1.11	require an aggregate consideration payable by any CFX Company in excess of £30,000;

17.1.12	involve the supply of goods the aggregate sales value of any one of which will represent in excess of five per cent. of the turnover expected by the CFX Business for the current financial year;

17.1.13	involve payment by that CFX Company by reference to fluctuations in the Index of Retail Prices or any other index;

17.1.14	require payment of any sum by that CFX Company in any currency other than sterling; or

17.1.15	are for the provision of management or similar services to that CFX Company and which are not terminable by it on less than three months’ notice without compensation.

17.2	No threat or claim of default under any contract has been made and is outstanding and, so far as the Vendor is aware, there is nothing whereby any contract may be terminated or rescinded by any other party as a result of anything done or omitted to be done by the Vendor or any CFX Company.

17.3	All contracts relating to the CFX Business or any CFX Company are in full force and effect and have been duly complied with by the relevant CFX Company and (so far as the Vendor is aware) the relevant counterparty in all respects and nothing has occurred (except for Standard Amendments as defined in Warranty 10.8) which could result in the invalidity of, or a ground for termination, loss of benefit, avoidance or repudiation of such a contract. No party to such a contract has given notice of its intention to terminate or, so far as the Vendor or, in respect of the CFX France Business, AEAT France is aware, has sought to repudiate or disclaim that contract.

17.4	Except as set out in the Disclosure Letter, there are no contracts involving the CFX Business and/or any one or more CFX Company for which the consent of the other party or parties thereto must be obtained for the completion of the Reorganisation or the execution and delivery of this Agreement or consummation of the transaction contemplated hereby.

18.	Agencies, etc.

18.1.1	Except as set forth in the Disclosure Letter, no CFX Company nor, in respect of the CFX France Business, AEAT France is a party to any Contract which involves:

18.1.1.1	any agency or distributorship agreement; or

18.1.1.2	any agreement or arrangement which restricts its freedom to carry on the whole or any part of its business in any part of the world in such manner as it thinks fit.

19.	The Properties

19.1	The Properties are the only properties owned, controlled, used or occupied by any of the CFX Companies and all deeds and documents necessary to prove title to each Property are in the possession of the relevant CFX Company or are the subject of acknowledgements for production.

19.2	Each CFX Company is the legal and beneficial owner in possession of each Property set out against its name in Schedule 2 and each such CFX Company, is in exclusive occupation of it and has a good and marketable title to it.

19.3	Each Property is served by drainage, water, electricity and gas services, (as appropriate) all of which are connected to the mains by media located entirely on, in or under the Property or by media elsewhere in respect of the use of which the relevant Company and those deriving title under it to the Property have a permanent legal easement free from onerous or unusual conditions, the passage and provision of the services is uninterrupted and neither any Vendor nor any CFX Company knows of any imminent or likely interruption of the passage or provision of the services.

19.4	None of the facilities necessary for the enjoyment and current use of any Property are enjoyed on terms entitling any person to terminate or curtail them.

19.5	Each Property is free from any Encumbrance or any agreement or commitment to create any of the foregoing.

19.6	There is no covenant, restriction, burden or stipulation affecting any Property which is of an onerous or unusual nature or which conflicts with its present use as set out in Schedule 2.

19.7	All covenants (whether affecting the freehold or leasehold titles to the Properties) have been properly performed and observed and neither any Vendor nor any CFX Company has received notice of any outstanding breach of covenant in respect of any Property.

19.8	There are no disputes regarding boundaries, easements, covenants or other matters relating to any Property or its use.

19.9	No development, alterations or other works which would require any permission or consent under relevant planning acts or under any bye-laws, building regulations or other relevant legislation have been carried out without all those permissions and consents having been obtained and all conditions attached to those permissions and consents have been observed and performed.

19.10	The Vendor is not aware of any breach of relevant planning acts or of any bye laws, building regulations or other relevant legislation has been committed in relation to any Property and no notice has been issued or injunction granted or applied for in respect of any breach or alleged breach of planning control or of any bye laws, building regulations or other relevant legislation.

19.11	Neither any Vendor nor any CFX Company has entered into any planning agreement or planning obligation.

19.12	Neither any Vendor nor any CFX Company has received any notice or order affecting any Property from any Government department, any authority or any third party.

19.13

So far as the Vendor is aware, no substance which is or may reasonably be suspected to be unstable, inadequate, dangerous, combustible or otherwise unsuitable for building purposes or for the type of building or conditions for which it was used or which is the subject of statutory control or which does not conform to the building standards applicable in the relevant jurisdiction has been used in the construction of, or any alterations or additions to, any building or other erection on any Property including (without limitation) any high alumina cement in structural elements, calcium chloride in admixtures for use in reinforced concrete, asbestos or asbestos products, wood-wool slabs in permanent form work to concrete or in structural elements, aggregates for use in reinforced concrete which do not comply with British Standard Specification 882: 1983, aggregates for use in concrete which do not comply with British Standard Specification 8110: 1985, aggregates susceptible to alkali silica reaction, lead or lead products in or on the interior of any building on any Property, its fixtures and fittings, water piping, sanitation or drainage, urea formaldehyde, calcium silicate bricks or tiles or materials containing fibres less than 3 microns in diameter and between 5 and 1,000 microns in length.

19.14	The Lease has not been varied nor have any licences or consents been issued under it and no collateral assurances or undertakings have been entered into with the reversioner or any third party.

19.15	All buildings or other erections on each Property are in good and substantial repair and condition and are in such condition and state of repair as to be substantially fit for the purpose for which they are used at present.

19.16	Neither the Vendor, AEAT US nor any CFX Company is aware of any major item of expenditure already incurred by the landlord of any Property or expected to be incurred by him within the next 12 months which is recoverable in whole or in part from any CFX Company.

19.17	No notices have been given or received under any Lease and there are no subsisting disputes between any CFX Company and the reversioner in relation to any Lease.

19.18	No CFX Company is a guarantor of the tenant’s covenants in any lease.

19.19	No CFX Company has assigned or transferred any leasehold property of which it was the original tenant or in respect of which it entered into a covenant with the landlord to observe and perform the tenant’s covenants under that lease without receiving a full and effective indemnity (a copy of which is annexed to the Disclosure Letter) in respect of its liability under that lease.

19.20	No CFX Company has conveyed or transferred any freehold property in respect of which it entered into any covenant (including an indemnity covenant) which continues to bind it without having received a full and effective indemnity (a copy of which is annexed to the Disclosure Letter) in respect of its liability under that covenant.

19.21	The Disclosure Letter contains true and accurate details of every lease, tenancy, licence and agreement for occupation or use to which any Property is subject.

19.22	There are no overriding interests.

19.23	There are no public or private rights of way and other rights of easement or quasi easement and way leaves affecting the Gemini Property other than mentioned in the Title Matters and the Lease of the Gemini Building.

19.24	To the Seller’s knowledge, there is no mortgage, charge of other encumbrance, other than referred to in paragraph 1.5 of Schedule 2, Part A, affecting the lease of the Gemini Building.

19.25	In respect of the Lease to which CFX Japan is a party referred to in paragraph 2, Schedule 2, Part A, there is no mortgage on the Property subject to said Lease in favour of a third party registered prior to the initial date of the Lease, and CFX Japan has not received any notice of foreclosure of such mortgage, if any.

19.26	The outgoings for the Gemini Property, including rent, rates, gardening services, building services, depreciation of fixtures and fittings, utilities and insurance do not currently exceed £28,500 per month.

20.	General

Save as clearly and fairly disclosed in the Disclosure Letter, no contract:

20.1	constitutes a sale or purchase option or similar agreement, arrangement or obligation affecting the CFX Business; or

20.2	is one which is prohibited by competition law in any relevant jurisdiction.

20.3	is cancellable by the other party to the contract by virtue of the sale and purchase of the Shares or the French Assets as contemplated hereunder.

21.	Terms of trade and business

21.1	Creditors

21.1.1	No CFX Company nor, in relation to the CFX France Business, AEAT France is involved in any disputes in relation to creditors.

21.1.2	No trade creditor has a trade credit payment period of more than one month from the date of invoice and neither the Vendor, any CFX Company, nor, in relation to the CFX France Business, AEAT France has entered into any agreement to extend any credit payment period with any trade creditor.

21.2	Suppliers and customers

21.2.1	During the 12 months ending on the date of this Agreement no substantial customer or supplier of the CFX Business (being a customer making orders of £50,000 or more per annum) has:

21.2.1.1	reduced its trading with or supplies to any CFX Company or, in relation to the CFX France Business, AEAT France by greater than 30% (compared with the previous years orders and supplies); or

21.2.1.2	substantially changed any terms on which it is prepared to trade with or supply any CFX Company or, in relation to the CFX France Business, AEAT France (other than normal price and quota changes),

21.2.1.3	and as far as the Vendor is aware no supplier will cease supplying or will reduce its supplies to any CFX Company as a result of the entry by the Vendor into this Agreement.

21.3	Defective Products

21.3.1	So far as the Vendor is aware no CFX Company nor, in relation to the CFX France Business, AEAT France, has manufactured or sold products which are or have or will become dangerous, faulty or defective or which do not comply with any warranty or representation expressly or impliedly made by it.

21.3.2	No CFX Company nor, in relation to the CFX France Business, AEAT France, has accepted any obligation to service, repair, maintain, take back or otherwise do anything in respect of any article sold or delivered by it.

21.4	Computer records

None of the records, systems, data or information of the CFX Business is recorded, stored, maintained, operated or otherwise wholly or partially dependent on or held or accessible by any means (including, without limitation, an electronic, mechanical or photographic process, computerised or not) which are not included among the French Assets or the assets of a CFX Company.

21.5	Data protection

21.5.1	The Vendor, AEAT France (in respect of the CFX France Business) and each CFX Company has obtained and maintained in force each registration under the Data Protection Acts 1984 and 1998 and all foreign statutes and regulations relating to data privacy and protection necessary or appropriate including, without limitation, each registration relating to the obtaining, holding, processing, transfer and disclosure of personal data effected by the Vendor, AEAT France (in respect of the CFX France Business), or a CFX Company.

21.5.2	The Vendor and each CFX Company has in respect of personal data relating to the CFX Business at all times complied in all material respects with any Data Protection Principles contained in the Data Protection Acts 1984 and 1998 (in respect of CFX UK) and all other statutes and regulations relating to data privacy and protection in the jurisdiction relevant to such other CFX Company.

COMPLIANCE, DISPUTES

22.	Company law matters

22.1	Compliance has been made with all legal requirements in connection with the formation of each CFX Company and all issues and grants of shares, debentures, notes, mortgages or other securities of each CFX Company.

22.2	The copy of the memorandum and articles of association, articles of incorporation or amendment, constitutional documents, by-laws and each other comparable charter document, as applicable of each CFX Company attached to the Disclosure Letter is true and complete. Each CFX Company has at all times carried on its business and affairs in all respects in accordance with its memorandum and articles of association, articles of incorporation or amendment constitutional documents or by-laws and all such resolutions and agreements.

22.3	All returns, particulars, resolutions and other documents required to be filed with or delivered to the Registrar of Companies or equivalent foreign authority by each CFX

Company or any of its officers have been correctly and properly prepared and so filed and delivered within the timeframe stipulated, and no such returns, particulars, resolutions or other documents have been so filed or delivered during the period of 14 days ending on the date of this Agreement.

22.4	The statutory books (including all registers and minute books) of each CFX Company are up to date and have been properly kept and contain an accurate and complete record of the matters which should be dealt with in those books and no notice or allegation that any of them is incorrect or should be rectified has been received.

22.5	The CFX India Branch Office on establishment shall hold, keep and maintain valid in all respects, all certificates, licenses, approvals permits and registrations under the relevant laws and regulations applicable in India from time to time in force, which are necessary to enable the CFX India Branch Office to carry on CFX Business in India. The certificates, registrations, consents, approvals, permits, licenses, and approvals will not be adversely affected by the transactions contemplated by this Agreement.

23.	General legal compliance

23.1	So far as the Vendor is aware the CFX Business has been conducted in accordance with all applicable laws and regulations of the United Kingdom and any foreign country or jurisdiction in which the CFX Business has been operated.

23.2	The Reorganisations were conducted in accordance with all applicable laws and regulations of the relevant jurisdiction in which such reorganisation took place.

23.3	There is not in existence, or so far as the Vendor is aware, pending any investigation or enquiry by, or on behalf of, any governmental or other body in respect of the affairs of the CFX Business.

23.4	All necessary licences, consents, permits and authorities (public and private) have been obtained by the Vendor and each CFX Company to enable the CFX Business to be carried on and in the manner in which the business is now carried on. All such licences, permits and authorities have been complied with in all material respects and, so far as the Vendor is aware, are valid and subsisting and there is no reason why any of them should be suspended, cancelled or revoked.

23.5	The CFX India Branch Office on establishment shall hold, keep and maintain valid in all respects, all certificates, licenses, import licenses, approvals, permits and registrations under the relevant laws and regulations applicable in India and all other relevant or applicable statutes, laws, rules and regulations from time to time in force, as the case may be, which are necessary to enable the CFX India Branch Office to carry on CFX Business in India and no suspension, revocation, or cancellation or any of them is threatened. These certificates, registrations, consents, franchises, approvals, permits, licenses and approvals will not be adversely affected by the transactions contemplated by this Agreement.

23.6	CFX India Branch Office has at all times complied with all applicable laws, rules and regulations in force including without prejudice to the generality of the foregoing, the applicable provisions of the Foreign Exchange Management Act, 1999 and the Rules and Regulations framed thereunder, the Reserve Bank of India Approvals dated June 26, 2000 and January 29, 2003, the Companies Act, 1956 and Rules framed thereunder, income tax laws sales tax laws, and other laws, rules and regulations relating to or pertaining to CFX India Branch Office carrying on the business in India, as far as they may be applicable. All required reports, returns and descriptions have been filed or distributed appropriately with respect to each such Acts, Rules, Regulations and all certificates, licenses, import licenses, approvals, permits and registrations issued in relation to CFX India Branch Office for conducting the CFX Business in India under the relevant laws and regulations of India.

24.	Litigation

24.1	Save for debt collection from debtors of the Vendor, AEAT France and the CFX Companies in the ordinary course of business, neither the Vendor, AEAT France nor any CFX Company is involved (whether as plaintiff or claimant, defendant, respondent or any other party) in any civil, criminal, tribunal, arbitration or mediation proceedings which relate to the CFX Business and so far as the Vendor is aware there are no facts likely to give rise to any such proceedings.

24.2	There is no unsatisfied judgement, award or unfulfilled order outstanding against the Vendor, AEAT France (in respect of the CFX France Business) or any CFX Company in respect of the CFX Business and neither the Vendor, AEAT France (in respect of the CFX France Business) nor any CFX Company is party to any undertaking or assurance given to a court, tribunal or any other person in connection with the determination or settlement of any claim or proceedings.

24.3	There is no proceeding, claim or other litigation pending or threatened wherein an unfavourable judgement, order, decree, stipulation or injunction would (i) prevent consummation of the transactions contemplated by this Agreement, (ii) cause the transactions contemplated by this Agreement to be rescinded following consummation or (iii) materially and adversely affect the CFX Business.

24.4	No CFX Company nor, in relation to the CFX France Business, AEAT France is the subject of any investigation, inquiry or enforcement proceedings or process by any governmental, administrative or regulatory body nor is the Vendor aware of any anything which is likely to give rise to any such investigation, inquiry, proceedings or process.

25.	Insolvency

25.1	No meeting has been convened at which a resolution will be proposed, no petition has been presented, no order has been made and no resolution has been passed for the winding-up of any CFX Company or AEAT France or for the appointment of any provisional liquidator. No CFX Company or AEAT France has called any formal or informal meeting of all or any of its creditors.

25.2	No administrative receiver, receiver or manager has been appointed of the whole or any part of the property, assets or undertaking of any CFX Company or AEAT France.

25.3	No administration order has been made appointing an administrator in respect of any CFX Company or AEAT France and no petition has been presented for an administration order in respect of any CFX Company or AEAT France.

25.4	No voluntary arrangement has been proposed or approved under Part I Insolvency Act 1986 or any foreign equivalent and no compromise or arrangement has been proposed, agreed to or sanctioned under section 425 Insolvency Act 1986 or any foreign equivalent in respect of any CFX Company or AEAT France.

25.5	No distress, execution or other process has been levied on or applied for in respect of any asset of any CFX Company or AEAT France.

25.6	No unsatisfied judgement, order or award is outstanding against any CFX Company or AEAT France and no CFX Company or AEAT France has stopped or suspended the payment of its debts or received a written demand pursuant to section 123(1)(a) Insolvency Act 1986 or under equivalent legislation in the relevant jurisdiction and no CFX Company or AEAT France is insolvent or unable to pay its debts within the meaning of section 123 Insolvency Act 1986 or under equivalent legislation in the relevant jurisdiction.

25.7	No disqualification order has at any time been made pursuant to the provisions of the Company Directors Disqualification Act 1986 or any foreign equivalent against any former or current officer of any CFX Company or AEAT France.

25.8	There are no facts in existence which are likely to lead to any of the events or circumstances referred to in this paragraph 25.

25.9	No CFX Company or AEAT France and none of the directors of any CFX Company or AEAT France has consulted a person qualified to act as an insolvency practitioner under Part XIII of the Insolvency Act 1986 or under equivalent legislation in the relevant jurisdiction with a view to minimising the potential loss to the relevant CFX Company’s or AEAT France creditors or otherwise in relation to any financial difficulty of such CFX Company or AEAT France.

25.10	No CFX Company or AEAT France has been a party to any transaction at an undervalue as defined in section 238 of the Insolvency Act 1986 or under equivalent legislation in the relevant jurisdiction nor has any CFX Company or AEAT France given or received any preference as defined in section 239 of the Insolvency Act 1986 or under equivalent legislation in the relevant jurisdiction, in either case within the period of two years ending on the date of this Agreement.

SCHEDULE 5

Completion Arrangements

At Completion the following will take place:

1.	Items for Delivery

1.1	The following items will be, or will be procured to be, produced and delivered by the Vendor (or where appropriate copy documents will be provided with confirmation that the original documentation is held by or on behalf of the relevant CFX Company):

Share Transfers

1.1.1	Executed transfers of the Shares of CFX UK and CFX Japan in favour of the Purchaser (or its nominee(s)) together with the share certificates for the Shares (or in the case of any lost certificate an indemnity satisfactory to the Purchaser in relation to it).

1.1.2	Share certificates representing the CFX US Shares and the Canadian Shares duly endorsed or accompanied by a duly executed stock transfer power in blank, together with any stock transfer stamps.

1.1.3	Any waiver, consent or other document necessary to give the Purchaser (or its nominee(s)) full legal and beneficial ownership of the Shares.

1.1.4	Transfers of all Shares not held in the name of the Vendor, an Associated Company or another CFX Company duly executed in favour of the Purchaser (or its nominee(s)) together with share certificates in respect of all the issued shares of each CFX Company (or in the case of any lost certificate an indemnity satisfactory to the Purchaser in relation to it).

French Asset Transfer

1.1.5	Six original copies of the Asset Purchase Agreement, in the form set out in Schedule 18, duly executed by an authorised officer of AEAT France, executed by a duly authorised officer or actuary of the Purchaser (or, as the case may be, by its assignee with respect to the French Assets):

1.1.6	shareholders resolutions for buyer and seller;

1.1.7	two copies of the tax returns 2672 and 2676 executed by the Purchaser and AEAT France; and

1.1.8	two copies of the Letter relating to VAT executed by the Purchaser and AEAT France.

Authorisations

1.1.9	A copy of a resolution of the board of directors of the Vendor and of the shareholders meeting of AEAT France authorising the transaction and the transfer of the Shares and the French Assets (as applicable).

1.1.10	If the Purchaser requests, a power of attorney (or proxy) in the agreed terms by each registered holder of the Shares which enables the Purchaser or its nominee to attend and vote at general meetings of each CFX Company.

1.1.11	A copy of a resolution of the board of directors of the Purchaser authorising the acquisition of the French Assets.

Resignations and Appointments

1.1.12	Where instructed by the Purchaser, a letter of resignation in the agreed terms from each director of each CFX Company and in the case of CFX Japan, where instructed by the Purchaser, from the representative director of Japan.

1.1.13	Where instructed by the Purchaser, a letter of resignation in the agreed terms from each officer of each CFX Company.

1.1.14	Where instructed by the Purchaser, a copy of a letter to each CFX Company (other than CFX Germany) from its auditors resigning from office with effect from Completion and containing the statement required by section 394 CA 1985, the original of the letter having been deposited at the registered office of the relevant company.

Company Documentation

1.1.15	The certificate of incorporation, any certificate(s) of incorporation on change of name, the common seal and the statutory books and registers (which will be written up to but not including Completion) or the equivalent for jurisdictions other than the United Kingdom of each CFX Company.

1.1.16	All deeds and documents relating to the title or leasehold estate of any CFX Company to any Property.

Financial

1.1.17	A copy of the bank mandate (or signature card) of each CFX Company and copies of bank statements in respect of each account of each CFX Company or AEAT, as applicable, as at the close of business on the last Business Day prior to Completion, together in each case with a reconciliation statement prepared by the Vendor to show the position at Completion (listing unpresented cheques drawn or received by the relevant CFX Company and standing orders payable since the date of such bank statements).

1.1.18	Deeds of release for charges and guarantees.

1.1.19	Letters of non-crystallisation.

2.	Convening of Meetings

2.1	The Vendor will procure that duly convened board meetings or, as required in the relevant jurisdiction, a shareholders meeting of each relevant CFX Company and, if necessary, any Associated Company are held at which:

2.1.1	the names of AEA Technology Engineering Software Limited, AEA Technology Engineering Software Limited (Canada) and AEA Technology Engineering Software, Inc. are changed to names that do not include the words AEA Technology;

2.1.2	the transfers referred to in paragraphs 1.1.1, 1.1.2 and 1.1.4 (subject to stamping if not previously effected) are approved for registration in the books of the relevant CFX Companies;

2.1.3	the accounting reference date (or fiscal year-end) of each CFX Company is changed to 31 December;

2.1.4	subject to compliance with relevant foreign statutory requirements relating to those resignations, the resignations of directors, officers, secretaries and auditors referred to in each of paragraphs 1.1.7, 1.1.8 and 1.1.9 are accepted with effect from the end of the relevant board meeting;

2.1.5	subject to compliance with relevant foreign statutory requirements relating to those appointments, such persons as are nominated by the Purchaser as directors, secretary and auditors of each CFX Company are appointed with effect from the end of the relevant board meeting or shareholders meeting;

2.1.6	the registered office of AEA Technology Engineering Software Limited is changed to 47 Castle Street, Reading, Berkshire, RG1 7SR; and

2.1.7	all existing instructions to the bankers of each CFX Company are revoked and new instructions given to such bankers as the Purchaser may nominate, in such form as the Purchaser directs.

3.	The Properties

3.1	The Vendor shall deliver the documents referred to in Schedule 2.

3.2	In the case of CFX Japan, a certified copy of registration of the Property on which CFX Japan has the leasehold right.

SCHEDULE 6

Limitation of Liability

1.	In the event that the Purchaser makes a claim under the indemnities at clauses 13.1 to 13.15 inclusive, but excluding clause 13.8 any such claim shall only be subject to the limitations in paragraphs 2.1 and 2.7 of this Schedule 6.

2.	Notwithstanding the provisions of this Agreement, in the absence of fraud, dishonesty or wilful concealment:

2.1	the aggregate liability of the Vendor in respect of all Claims (including a claim for breach of the Taxation Warranties or under the Tax Deed) will be limited to the Consideration;

2.2	the Vendor will be under no liability in respect of any Claim (including a claim for breach of the Taxation Warranties) unless the amount of its liability in respect of such Claim is in excess of $5,000, provided however, that this paragraph 2.2 shall not apply to any Claim for breach of warranties under paragraphs 10.13 and 11.6 of Schedule 4;

2.3	the Vendor will be under no liability in respect of any Claim (including a claim for breach of the Tax Warranties), unless the amount of its liability in respect of such Claim is (when aggregated with its liability in respect of any other Claim, including claims for breach of the Tax Warranties made by the Purchaser but excluding any Claims for which the Vendor shall have no liability pursuant to paragraph 2.2) in excess of $320,000, in which event the Vendor will (subject to the other provisions of this Schedule 6) be liable for the whole amount of such liability and not merely for the excess;

2.4	the Vendor will be under no liability in respect of any Claim concerning a breach of the Warranties (other than the Tax Warranties) unless written particulars of such Claim (giving reasonable details of the matter in respect of which such Claim is made) have been given to the Vendor within 24 months from Completion and unless legal proceedings in respect of such Claim are commenced and served upon the Vendor in accordance with the following timescales:

2.4.1	24 months after notification if written particulars of the Claim are given to the Vendor in the first 6 months after Completion;

2.4.2	18 months after notification if written particulars of the Claim are given to the Vendor more than 6 but less than 12 months after Completion;

2.4.3	12 months after notification if written particulars of the Claim are given to the Vendor more than 12 but less than 18 months after Completion;

2.4.4	nine months after notification if written particulars of the Claim are given to the Vendor more than 18 but less than 24 months after Completion;

2.5	the Vendor will have no liability in respect of any Claim (other than a Claim for breach of the Tax Warranties in which case clause 4.1 of the Tax Deed shall apply):

2.5.1	to the extent that it arises or is increased as a result of the passing of any legislation (or making of any subordinate legislation) with retrospective effect or an increase in rates of Taxation after 31 March 2002, or any provision or reserve in the management accounts to 31 March 2002 being insufficient by reason of any increase in rates of Taxation after 31 March 2002;

2.5.2	to the extent that such Claim arises, or has otherwise arisen and is increased, as a result of any reorganisation or change made in the ownership of a CFX Company after Completion or any change in any accounting or taxation policies or practice or accounting reference date of the Purchaser or any other company in the same group of companies as a CFX Company or the Purchaser made after Completion which is carried out or effected or which occurs otherwise than in the ordinary course of business;

2.5.3	to the extent that the Purchaser or any CFX Company is indemnified by an insurance payment, or to the extent which it would have been so indemnified if at the relevant time there had been maintained the type of insurance cover (as disclosed in the Disclosure Letter) in force in relation to the relevant CFX Company or the French Assets at the date of this Agreement;

2.6	if the Purchaser or a CFX Company is entitled to recover from some other person any sum in respect of any matter or event which could give rise to a Claim, it shall assign (following payment in full of such Claim by the Vendor and on the written request by the Vendor) the rights in relation to the Claim to the Vendor;

2.7	the Purchaser is not entitled to recover damages or otherwise obtain payment reimbursement or restitution from the Vendor more than once in respect of the same loss or liability; and

2.8	If the Vendor makes payment by way of damages for breach of the Warranties (the “Damages Payment”) and the Purchaser receives payment otherwise than from the Vendor which it would not have received but for the Claim in respect of which the Damages Payment was made, the Purchaser shall repay to the Vendor an amount equal to the lesser of the amount of such payment and the Damages Payment.

3.	As soon as reasonably practicable after the Chief Executive Officer of the Purchaser becoming aware that matters have arisen which will or will probably give rise to a Claim (other than a claim for breach of the Tax Warranties in which case clause 7 of the Tax Deed shall apply) the Purchaser will:

3.1	as soon as reasonably practicable notify the Vendor in writing of the potential Claim and of the matters which may give rise to such Claim;

3.2	if the matter giving rise to such Claims relates to a liability or an alleged liability of a third party, upon the Vendor first fully indemnifying the Purchaser to the satisfaction of the Purchaser against all losses, costs, liabilities, damages and expenses (including interest on overdue Taxation which may be incurred thereby) take such action as the Vendor may reasonably require to avoid, resist, contest or compromise the potential Claim or the matters which will or are likely to give rise to such Claim;

3.3	if the Vendor has fully indemnified the Purchaser in accordance with paragraph 3.2 above, not make and procure no CFX Company makes any admission of liability, agreement or compromise with any person, body or authority in relation to the potential Claim without the prior written consent (not to be unreasonably withheld or delayed) of the Vendor provided that, should the Vendor request that the Purchaser take any action that, in the reasonable opinion of the Purchaser, would have a detrimental effect on the goodwill of the Purchaser or the CFX Companies (or any of them), the Purchaser shall after notifying the Vendor be free to make any such admission, agreement or compromise without the consent of the Vendor; and

3.4	if the Vendor has fully indemnified the Purchaser in accordance with paragraph 3.2 at all times prior to the settlement of any action or matter relating to the Claim clearly and fairly disclose in writing to the Vendor, subject to the right of privilege, all information and documents known to it and in its possession relating to the potential Claim and, if requested by the Vendor, give the Vendor and its professional advisers reasonable access to the personnel of the Purchaser and any relevant CFX Company and to any relevant premises, chattels, accounts, documents and records within the power, possession or control of the Purchaser and any relevant CFX Company to enable the Vendor and its professional advisers to interview such personnel, and to examine such premises, chattels, accounts, documents and records and to take copies or photographs of them at its own expense, provided that, on the settlement of any action or matter relating to the Claim, the Vendor shall return all such copies and photographs and, at the request of the Purchaser, certify that neither it nor any of its advisers have retained any such copies or photographs.

4.	Nothing in this Agreement will in any way diminish the Purchaser’s common law duty to mitigate its loss.

5.	If any potential Claim arises by reason of a liability of the Vendor which is contingent only, then the Vendor will not be under any obligation to make any payment in respect of such Claim until such time as the contingent liability ceases to be contingent and becomes actual.

6.	The Purchaser confirms to the Vendor that at the date of this Agreement it has no intention of making a Claim, nor is it in the process of formulating any Claim.

7.	Provided that the Vendor has provided James Cashman (or such other person who is provided with the information by the Vendor under clause 6.3.3) with the information that would ensure that he could make an informed decision under clause 6.3.2, including to the extent that the Vendor is aware of them as to the consequences of making the decision so made, the Vendor shall have no liability in respect of a Claim to the extent that it arises or is increased as a direct result of actions carried out between the date of this Agreement and Completion or omitted to be carried out with the consent of the Purchaser pursuant to clause 6.3.

8.

The Purchaser shall not be entitled to a Claim for breach of Warranty 3.7 if the subject matter of the Claim relates to Capital, Capacity, Accounts, Records, Changes (including general and specific), Assets, Debts/Debtors, Plant, Intellectual Property Rights, Computer Systems, Property, Services, Environmental/Health and Safety, Employees and Pensions, Insurance, Contracts, Agencies, General (to the extent of the Warranties contained under this sub-heading in Schedule 4), Terms of Trade and

Business, Company Law Matters, General Legal Compliance, Litigation and Insolvency. Any Claims in respect of such matters will only be valid to the extent that they are brought under the relevant section of the Warranties and not Warranty 3.7.

     The provisions of this Schedule apply notwithstanding any other provision of this Agreement or its Schedules to the contrary.

SCHEDULE 7

Tax Deed

DATED                                                                                     2003

(1)	AEA TECHNOLOGY PLC

(2)	ANSYS, INC

T A X   D E E D

For the sale and purchase

of the CFX Companies

Eversheds

Senator House

85 Queen Victoria Street

London EC4V 4JL

Tel: 020 7919 4500

Fax: 020 7919 4855

THIS DEED is made on                             2003

BETWEEN

(1)	AEA Technology plc (registered number 3095862) whose registered office is at 329 Harwell, Didcot, Oxfordshire OX11 1QJ (“the Vendor”); and

(2)	Ansys, Inc whose principal place of business is at 275 Technology Drive, Canonsburg, PA 15317, USA (“the Purchaser”)

BACKGROUND

This Deed is made pursuant to the provisions of the Agreement, but in the event of a conflict between the provisions of the Agreement and this Deed, the terms of this Deed shall prevail.

OPERATIVE PROVISIONS

PART 1—INTERPRETATION

1.	Interpretation

In this Deed:

1.1	the following expressions have the following meanings unless inconsistent with the context:

“Actual Liability to Taxation”	any liability of the CFX Company to make an actual payment of Taxation

“Adverse Consequences”

all actions, suits, proceedings, hearings, investigations, charges, complaints, claims, demands, injunctions, judgements, orders, decrees, rulings, damages, dues, penalties, fines, costs, amounts paid in settlement, liabilities, obligations, Taxes, liens, losses, expenses and fees, including court costs and reasonable attorneys fees and expenses.

“AEAT US”	AEA Technology, Inc., a corporation incorporated under the laws of Delaware and having its main place of business at 241 Curry Hollow Road, Pittsburgh, Pennsylvania

“the Agreement”	an agreement of even date herewith and made between the Vendor (1), the Purchaser (2) providing for the acquisition by the Purchaser of the Shares

“the Auditors”	the auditors for the time being of the CFX Company

“the Balance Sheet”	the Completion Balance Sheet as defined in the Agreement

“CAA”	Capital Allowances Act 2001

“Claim”

any notice, demand, assessment, letter or other document issued, or action taken, by or on behalf of any Taxation Authority and the submission of any Taxation form, return or computation from which, in either case, it appears that the CFX Company is or may be subject to a Liability to Taxation in respect of which the Vendor is or may be liable under clause 2 or for breach of any Taxation Warranty

“CFX Company”

notwithstanding the definition contained in clause 1 of the Agreement, each company individually details of which are set out in Schedule 1 as if the provisions of this Deed were set out in full in respect of each such company and, to the extent that the CFX Company in question is CFX US, any successor to such company but only to the extent that such successor company is liable for a Liability to Taxation which would have been a Liability to Taxation of CFX US if it still existed

“CFX Reorganisation”

the reorganisation of the CFX Business operated by the Vendor by (i) creating the CFX Companies and transferring the CFX Business to the CFX Companies, the completion of which was on or about 17 July 2002

“Effective Liability to Taxation”	(a)

the use by the CFX Company (in whole or in part) of any Future Relief or Relevant Relief to reduce or eliminate any liability of the CFX Company to make an actual payment of Taxation (whether or not the CFX Company is primarily so liable and whether or not the CFX Company has any right of recovery against any other person) in respect of which the Vendor would otherwise have been liable under clause 2;

	(b)	the non-availability to the Company (in whole or in part) of any Relevant Relief falling within paragraphs (a) and (b) of the definition of that term;

	(c)	solely to the extent that the liability in question results from Taxation imposed by the United States of America, any state therein or any political subdivision thereof, the use by the Purchaser of any Purchaser Relief to reduce or eliminate any such liability of CFX US to make an actual payment of Taxation (whether or not CFX US is primarily so liable and whether or not CFX US or the Purchaser has any right of recovery against any other person) in respect of which the Vendor would otherwise have been liable under clause 2;

“Event”

any event, including any transaction or action or omission or the earning or receipt for any Taxation purpose (as opposed to any accounting purpose) of any income, profits or gains, and including (for the avoidance of doubt) the completion of the sale of the UK Shares, the Canadian Shares and the US Shares to the Purchaser pursuant to the Agreement

“Future Relief”	any Relief which arises as a result of an Event which has occurred or occurs after Completion

“Group Relief”

(in relation to United Kingdom Taxation only) any relief surrendered pursuant to Chapter IV of Part X of ICTA or advance corporation tax surrendered or claimed pursuant to section 240 of ICTA or any Taxation refund surrendered or claimed pursuant to section 102 of the Finance Act 1989

“ICTA”	Income and Corporation Taxes Act 1988

“IHTA”	Inheritance Tax Act 1984

“Internal Revenue Code”	United States Internal Revenue code of 1986 as amended

“ITA”	Income Tax Act (Canada) as amended

“Liability to Taxation”	any Actual Liability to Taxation and/or any Effective Liability to Taxation and/or any liability of the CFX Company to make any other payment within clause 2 of this Deed

“non-availability”	includes in relation to a Relief the reduction, modification, loss, claw-back, counteraction, disallowance or cancellation of that Relief or right to repayment of Taxation or a failure to obtain a Relief or to receive the benefit of a right to repayment of Taxation to which the CFX Company was or assumed it was entitled

“Overprovision”	(a)	the amount by which any provision for Taxation in the Balance Sheet proves to be an over provision; and

	(b)	the amount by which any repayment of Taxation which is treated as an asset in the Balance Sheet proves to be understated

BUT only to the extent that such overprovision or understatement does not result from the utilisation of a Relevant Relief or a Future Relief

“Purchaser Relief”

any Relief available to the Purchaser or any member of the Purchaser’s affiliated group of corporations, other than (for the avoidance of doubt) a Relevant Relief or a Future Relief which is attributable to a CFX Company

“Relevant Relief”	(a)	any Relief which was treated as an asset of the CFX Company in the Balance Sheet; and

(b)

any Relief which was taken into account in computing (and so reducing or eliminating) any provision for deferred tax which appears in the Balance Sheet or which would have appeared in the Balance Sheet but for the presumed availability of such Relief; and

for this purpose “Relief” shall include any Relief which the CFX Company has assumed is available to it and has been recorded in the manner described in (a) or (b) above whether or not at the time of such record the CFX Company was actually entitled to any such Relief.

“Relief”	(a)	any relief, loss, allowance, exemption, set-off, deduction or credit available from, against or in relation to Taxation or in the computation for any Taxation purpose of income, profits or gains; and

	(b)	any right to a repayment of Taxation

“Reorganisation”	together the German Reorganisation, the EASA Reorganisation, the Indian Reorganisation (each as defined in the Agreement) and the CFX Reorganisation

“Repayment”	the obtaining by the CFX Company of:

(a)

a repayment of Taxation where the Vendor has made a payment under Part 2 of this Deed or for breach of any Taxation Warranty in either case in respect of the same Taxation which is the subject of the repayment; or

(b)

a repayment of Taxation in respect of which Taxation the Vendor was not liable under Part 2 of this Deed or for breach of any Taxation Warranty, where such repayment occurs as a result of the use of any Relief, and where such Relief arose as a result of a Liability to Taxation in respect of which the Vendor has made a payment under Part 2 of this Deed or for breach of any Taxation Warranty, and would not otherwise have arisen

“Respective Time Limit”	(c) seven years after the Date of Completion for any Claim which arises as a result of a Liability to Taxation of CFX UK, CFX India Branch Office, CFX Japan;

(d)

one hundred and eighty (180) days after the expiration of the relevant limitations period for assessing the relevant tax for any Claim which arises as a result of a Liability to Taxation of CFX US, or, notwithstanding any other provision of this definition, any Liability to Taxation of any CFX Company other than CFX US to the extent such Liability to Taxation of the CFX Company other than CFX US results from Tax imposed by the United States of America, any state therein or any political subdivision of either

(e)

ninety days after the expiration of all periods after the relevant authorities shall no longer be entitled to assess or reassess AEA Technology Engineering Software Ltd or 2011767 Ontario Inc. for any Claim which arises as a result of a Liability to Taxation of AEA Technology Engineering Software Ltd or 2011767 Ontario Inc. (provided that the Respective Time Limit shall not be extended by virtue only of any waiver given by any of AEA Technology Engineering Software Limited or 2011767 Ontario Inc. after Completion without the consent of the Vendor, such consent not to be unreasonably withheld),

(f)

one hundred and eighty (180) days after the assessment by a Tax Authority for all accounting periods of CFX Germany ended on or before completion, based on a tax audit (steuerliche Aussenpruefung) or the respective waiver thereof, has become final and binding (bestandskraeftig).

“Saving”

the reduction or elimination of any liability of the CFX Company or the Purchaser or any member of the same group of companies as the Purchaser to make an actual payment of Taxation in respect of which the Vendor would not have been liable under clause 2 or for breach of any Taxation Warranty, where such reduction or elimination occurs as a result of the use of any Relief, and where such Relief arose as a result of a Liability to Taxation in respect of which the Vendor has made a payment under clause 2 or for breach of any Taxation Warranty, and would not otherwise have arisen

“Tax” or “Taxation”

all forms of taxation including statutory, governmental, federal, state, provincial, local governmental or municipal impositions, duties, imposts, contributions, fees, premiums, assessments, rates and levies in the nature of taxation, in each case whether of the United Kingdom or elsewhere in the world whenever imposed, and any payment whatsoever which the CFX Company may be or become bound to make as a result of any enactment relating to Taxation to any person as a result of the discharge by that person of any Taxation which the CFX Company has failed to discharge including (without limitation):

(g)

income tax (including income tax required to be deducted or withheld from or accounted for in respect of any payment under section 203 ICTA or otherwise), corporation tax, capital gains tax, inheritance tax, VAT, customs and import or export duties, stamp duty, stamp duty reserve tax and national insurance contributions excluding rates and water rates

(h)

any United States federal, state, local, or non-United States income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental (including taxes under Section 59A of the Internal Revenue Code), customs duties, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated, or other tax of any kind whatsoever, including any interest, penalty, or addition thereto, whether disputed or not;

(i)

any German customs duties, taxes, contributions fees or levies including corporation tax, trade tax, value added tax, wage withholding tax or other withholding taxes in respect of dividends interest and royalties, real estate tax and social securities contributions;

(j)

any and all Canadian federal, provincial, municipal, local assessments and other governmental charges, duties, impositions and liabilities including Canada Pension Plan and Provincial Pension Plan contributions and unemployment insurance contributions and employment insurance contributions and workman’s compensation and deductions at source, including taxes based upon or measured by gross receipts, income, profits, sales, capital use and occupation, goods and services, and value added, ad valorem, transfer, franchise, withholding, customs duties, payroll, recapture, employment, excise and property taxes, together with all interest, penalties, fines and additions imposed with respect to such amounts,

(k)

all central, state, local or foreign taxes, including but not limited to net income, corporate income, gross income, gross receipts, windfall profits, value added, severance, social security, property, capital, production, sales, use, ad valorem, value added, goods and services, license, payroll, employment, disability, employer health, severance, unemployment, occupation, environmental, withholding, excise, transfer (including real property transfer or gains), stamp, documentary, filing and recordation taxes or similar taxes, together with any interest, additions or penalties imposed by any taxing authority (whether domestic or foreign, including any state, local or foreign government or any subdivision or taxing agency thereof, any interest imposed in respect of such additions or penalties by any taxing authority, whether computed on a separate, consolidated, unitary, combined or any other basis,

(l)

any and all Japanese national or local taxes, levies, duties, contributions and fees, including but not limited to corporation tax, income tax, customs duties, consumption tax, local consumption tax, stamp duties, registration license tax, prefecture or municipal inhabitant taxes, enterprise tax, property tax, fixed assets tax, payroll withholding tax and other withholding taxes in respect of dividends, interest and royalties, and labour insurance contributions, employee health insurance contributions, severance payment contributions, and all interest, penalties, fines and additions payable with respect to such amounts, and any fine, penalty, surcharge or interest relating to any tax mentioned in any paragraph of this definition or to any account, record, form, return or computation required to be kept, preserved, maintained or submitted to any person for the purposes of any such tax

“Taxation Authority”

any authority, whether of the United Kingdom or elsewhere, competent to impose, assess or collect Taxation, including but not limited to the Board of Inland Revenue, and the Commissioners of Customs & Excise

“Taxation Benefit”	any Relief or other Taxation benefit available in the computation of any Liability to Taxation.

“Taxation Statute”

any statute (and all regulations and other documents having the force of law under such statute) published, enacted, issued or coming into force on or before the date of the Agreement relating to Taxation

“Taxation Warranty”	the Warranties set out in Schedules 8-13 (inclusive) of the Agreement or any other Warranty to the extent that it relates to Taxation

“TCGA”	Taxation of Chargeable Gains Act 1992

“US Treasury Regulations”	United States Treasury Income Tax Regulations issued by the United States Treasury Department

“VAT”	value added tax

“VATA”	Value Added Tax Act 1994

“Vendor’s Relief”	any Relief which is or subsequently becomes available to the CFX Company other than a Future Relief, Relevant Relief or a Purchaser Relief;

1.2	references to Events include Events which are deemed to have occurred for any Taxation purpose and references to income, profits or gains earned, received or accrued for any Taxation purpose include income, profits or gains which are deemed to have been earned, received or accrued for any Taxation purpose (as opposed to any accounting purpose);

1.3	words and expressions defined or used in the Agreement shall (unless the context requires otherwise) have the same meaning in this Deed;

1.4

references to any statute or statutory provisions will, unless the context otherwise requires, be construed as including references to any earlier statute or the corresponding provisions of any earlier statute, whether repealed or not, directly or indirectly amended, consolidated, extended or replaced by such statute or provisions, or re-enacted in such statute or provisions, and to any subsequent statute or the corresponding provisions of any subsequent statute directly or indirectly amending, consolidating, extending, replacing or re-enacting the same, and will include any orders, regulations, instruments or other subordinate legislation made under the relevant statute or statutory provisions;

1.5	for the avoidance of doubt, reference to any Liability to Taxation of the CFX Company which results from any gains earned or received or any Event which occurs or is deemed to occur on or before Completion for the purposes of Taxation shall include a reference to any Liability to Taxation arising under section 179 TCGA or paragraph 58 or 59 of Part 9 of Schedule 29 Finance Act 2002 (or any corresponding legislation in any foreign jurisdiction) which results from the sale of the Shares pursuant to the Agreement.

PART 2—TAX COVENANT

2.	Covenant

2.1	Subject to the provisions of this Deed, the Vendor covenants with the Purchaser to pay to the Purchaser an amount equal to the amount of :

2.1.1	any Actual Liability to Taxation which has arisen or arises as a result of or by reference to:

2.1.1.1	any Event which occurred on or before Completion;

2.1.1.2	any Tax period which ended on or before Completion;

2.1.1.3	for the purposes of CFX US only any Tax Period that includes (but does not end on) the Completion Date (but only to the extent that such Actual Liability to Taxation is properly allocable to a Tax period ending on or before the Completion Date as determined under clause 2.2); or

2.1.1.4	any income, profits or gains earned, accrued or received on or before Completion;

2.1.2	any Actual Liability to Taxation resulting from or by reference to the provisions of section 767A and 767AA ICTA or sections 190 and 191 TCGA (or any corresponding legislation in any foreign jurisdiction) in relation to corporation tax (or any corresponding Taxation in any foreign jurisdiction) assessed on any company (other than any CFX Company) remaining unpaid where the company in question is or was under the control of the Vendor on or before Completion;

2.1.3	any Liability to Taxation resulting from any Event occurring after Completion in pursuance of a legally binding obligation or arrangement, whether or not conditional, incurred or entered into outside the ordinary course of business of the CFX Company on or before Completion;

2.1.4	any Effective Liability to Taxation;

2.1.5	any liability of the CFX Company (other than to another CFX Company) pursuant to any agreement or arrangement entered into by the CFX Company on or before Completion to make a payment relating to the surrender of Group Relief or any Taxation Benefit;

2.1.6	any liability of the CFX Company to pay or repay (other than to another CFX Company) an amount in respect of Taxation under any agreement or indemnity, guarantee, covenant, mortgage or charge or other contractual obligation given by a CFX Company on or before Completion which is outside the ordinary course of business of the CFX Company;

2.1.7	any Actual Liability to Taxation of the CFX Company which is also an Actual Liability to Taxation of another person (other than any CFX Company) and which is payable by the CFX Company by virtue of:

2.1.7.1	the other person failing to discharge such Actual Liability to Taxation; and

2.1.7.2	the CFX Company being at any time before Completion a member of the same group as such other person or otherwise connected with or related to such other person for Taxation purposes; and

2.1.8	any reasonable costs, fees or expenses reasonably and properly incurred by the Purchaser or the CFX Company directly as a result of any Liability to Taxation in respect of which the Vendor is liable under clause 2.1.

2.2	For the purposes of clause 2.1.1.3, in the case of any Tax period that includes (but does not end on) the Completion Date, and in respect of any Tax arising in the United States (or in any state or political subdivision thereof) only, (i) the amount of real property, personal property and other ad valorem Taxes which relate to the portion of such Tax period through the end of the Completion Date shall be deemed to be the amount of such Tax for the entire Tax period multiplied by a fraction, the numerator of which is the number of calendar days in the Tax period ending on the Completion Date and the denominator of which is the number of calendar days in such Tax period; and (ii) the amount of all other Taxes for the portion of the Tax period through the end of the Completion Date shall be determined based on an interim closing of the books as of the close of business on the Completion Date.

2.3	The Vendor hereby covenants to pay to the Purchaser an amount equal to any Liability to Taxation of any CFX Company resulting from the Reorganisation, including (for the avoidance of doubt and without limitation):

2.3.1	any liability to corporation tax pursuant to section 179 TCGA (or any corresponding legislation in any foreign jurisdiction);

2.3.2	any liability to corporation tax pursuant to Part 9 of Schedule 29 Finance Act 2002 (or any corresponding legislation in any foreign jurisdiction);

2.3.3	any liability to VAT (or any corresponding legislation in any foreign jurisdiction); and

2.3.4	the amount of any stamp duty (or any corresponding legislation in any foreign jurisdiction) payable on any document of transfer in relation to the Reorganisation or in relation to the trade and assets of any CFX Company,

PROVIDED THAT the Vendor will not be liable under this clause 2.3 in respect of a Liability to Taxation of the CFX Company resulting from the Reorganisation to the extent to which specific provision was made in the Balance Sheet for such Liability to Taxation and such provision has, pursuant to Schedule 18 of the Agreement, reduced the Consideration that would otherwise have been payable to the Vendor.

2.4	The Vendor hereby covenants to pay to the Purchaser an amount equal to any Liability to Taxation of any CFX Company resulting from the application of Schedule 28AA of ICTA (or any equivalent Taxation in any foreign jurisdiction) to any transactions or arrangements involving such CFX Company entered into on or prior to Completion.

3.	Quantification

3.1	For the purposes of clause 2 the amount of an Actual Liability to Taxation will be the amount of the actual payment of Taxation which the CFX Company is liable to make, and the amount of an Effective Liability to Taxation shall be determined as follows:

3.1.1	the amount of an Effective Liability to Taxation falling within paragraph (a) of the definition of that expression in clause 1.1 will be the amount of Taxation saved by the CFX Company as a result of the use of the Relevant Relief or Future Relief; and

3.1.2	the amount of an Effective Liability to Taxation falling within paragraph (b) of the definition of that expression in clause 1.1 will be:

3.1.2.1	the amount of Taxation which would have been saved by the CFX Company but for the loss of the Relevant Relief; or

3.1.2.2	if the Relevant Relief lost was a right to a repayment of Taxation, the amount of the repayment of Taxation so lost

3.1.3	the amount of an Effective Liability to Taxation falling within paragraph (c) of the definition of that expression in clause 1.1 will be the amount of Taxation saved by the Purchaser or CFX US as a result of the use of the Purchaser Relief.

3.2	Notwithstanding anything else in this Deed, any payment under this Deed shall be limited in accordance with paragraph 2.1 of Schedule 6 of the Agreement.

4.	Exclusions

4.1	Subject to clause 4.3 the Vendor will not be liable under clauses 2.1 or 2.4 or for breach of any Taxation Warranty in respect of a Liability to Taxation of the CFX Company to the extent to which:

4.1.1	such Liability to Taxation or other liability was discharged on or before Completion; or

4.1.2	provision was made in the Balance Sheet for such Liability to Taxation or other liability; or

4.1.3	such Liability to Taxation or other liability would not have arisen but for a change in legislation (including but not limited to an increase in rates of Taxation) or in the published practice of any Taxation Authority first enacted or announced after Completion whether having retrospective effect or otherwise; or

4.1.4	such Liability to Taxation or other liability would not have arisen but for the CFX Company changing any of its accounting policies, bases or practices (including, but not limited to, the date to which the CFX Company prepares its accounts, the treatment of timing differences, the bases on which the CFX Company values its assets and its taxation reporting practice) after Completion but not including any such change in order to comply with any generally accepted accounting principles, any financial reporting standard, any statement of standard accounting practice or any rule of law, in each case existing at the date hereof; or

4.1.5	such Liability to Taxation or other liability would not have arisen but for a voluntary act, transaction or omission of the Purchaser or the CFX Company after Completion but not including any act, transaction or omission:

4.1.5.1	carried out or effected under a legally binding commitment created on or before Completion; or

4.1.5.2	carried out or effected in the ordinary course of business of the CFX Company; or

4.1.5.3	which the Purchaser or the CFX Company was not aware, and could not reasonably have been expected to be aware, would give rise to such Liability to Taxation; or

4.1.6	such Liability to Taxation or other liability would not have arisen but for the decision of any court or tribunal which is delivered after Completion other than pursuant to clause 7 or on which any appeal of the CFX Company for Taxation purposes which is current at Completion depends; or

4.1.7

such Liability to Taxation or other liability would not have arisen but for the CFX Company ceasing to carry on any trade or business after Completion or effecting a major change after Completion in the nature or conduct of any trade or business carried on by it, but not including any cessation or change carried out or effected under a legally binding commitment created on or before Completion; or

4.1.8	such Liability to Taxation or other liability would not have arisen but for the failure by the CFX Company or the Purchaser after Completion to make any claim, election, surrender or disclaimer or to give any notice or consent or to do any other thing, the making, giving or doing of which was permitted by law and which was taken into account in computing and so reducing any provision for current or deferred Taxation which appears in the Balance Sheet (or eliminating any provision for current or deferred Taxation which, but for such claim, election, surrender, disclaimer, notice, consent or other thing, would have appeared in the Balance Sheet) or in computing any right to a repayment of Taxation which appears in the Balance Sheet, but not including any failure

4.1.8.1	carried out or effected under a legally binding commitment created on or before Completion;

4.1.8.2	which the Purchaser or the CFX Company was not aware, and could not reasonably have been expected to be aware, would give rise to such Liability to Taxation; or

4.1.9	to the extent that the Purchaser has made recovery in respect of the same Liability to Taxation under any other provision of the Agreement; or

4.1.10	such Liability to Taxation or other liability would not have arisen but for any failure or delay by the Purchaser or the CFX Company in paying over to any Taxation Authority any payment previously made by the Vendor under this Deed;

4.1.11	a Vendor’s Relief is available to be used to reduce or eliminate the Liability to Taxation in question; or

4.1.12	such liability is a liability to any interest, fines or penalties which would not have arisen but for any failure by the Purchaser or the CFX Company to comply with its obligations under clause 7 of this Deed.

4.2	For the purposes of this Deed, and without limitation, none of the following will be regarded as an Event occurring in the ordinary course of business of the CFX Company:

4.2.1	any distribution (within the meaning of Part VI (with section 418) ICTA) or deemed distribution, or dividend or deemed dividend for the purposes of the ITA;

4.2.2

the disposal or acquisition of any asset (including trading stock) or the supply or obtaining of any service or business facility of any kind (including a loan of money or the letting, hiring or licensing of any tangible or intangible property) in circumstances where the consideration (if any) actually received or given for such disposal, acquisition, supply or obtaining is different from the consideration deemed to have been received or given for any Taxation purpose but only to the extent that the consideration deemed to have been received is greater than that actually received;

4.2.3	any Event which gives rise to a Liability to Taxation in respect of deemed (as opposed to actual) income, profits or gains but only to the extent that the consideration deemed to have been received is greater than that actually received;

4.2.4	any Event which gives rise to a Liability to Taxation primarily chargeable against or attributable wholly or partly to or recoverable wholly or partly from any other person;

4.2.5	any scheme, arrangement or transaction containing steps or stages designed for the purpose of avoiding a Liability to Taxation.

4.3	Notwithstanding any other provision of this Deed, the provisions of clause 4.1 shall not apply to limit, restrict, exclude or modify any liability of the Vendor under clause 2.3, and none of the provisions of clause 4.1 (other than clauses 4.1.1, 4.1.2, 4.1.9 and 4.1.11) shall apply to limit, restrict, exclude or modify any liability of the Vendor under clause 2.4.

5.	Due date for payment

The due date for the making of a payment by the Vendor under this Deed will be the date falling five clear Business Days after the Purchaser has served a notice on the Vendor demanding such payment, or, if later, on the following dates:

5.1	in so far as a Claim represents an Actual Liability to Taxation, the date falling five clear Business Days before the last date upon which the Taxation is required to be made to the relevant Taxation Authority (after taking into account any postponement of the due date for payment of any Taxation which is obtained); or

5.2	in any case involving an Effective Liability to Taxation falling within paragraph (a) or (c) of the definition of that expression in clause 1.1, the date falling five clear Business Days before the last date upon which the payment of Taxation which has been reduced or eliminated by the use of the Future Relief or the Relevant Relief is or would have been required to be made to the relevant Taxation Authority; or

5.3	in any case involving an Effective Liability to Taxation falling within paragraph (b) of the definition of that expression in clause 1.1:

5.3.1	if the Relevant Relief unavailable was a Relief other than a right to repayment of Taxation, the date falling five clear Business Days before the last date upon which Taxation is paid to the relevant Taxation Authority which would not have been paid but for the loss of the Relevant Relief

5.3.2	if the Relevant Relief lost was a right to a repayment of Taxation, the date upon which the repayment was due from the relevant Taxation Authority.

6.	Time limitations

6.1	Subject to clause 6.2, the Vendor will not be liable in respect of any Claim unless it receives from the Purchaser written particulars of the Claim within the Respective Time Limit.

6.2	If the Vendor or the CFX Company shall have committed acts or omissions which constitute fraudulent or negligent conduct (pursuant to section 36 of the Taxes Management Act 1970) (or any corresponding legislation in any foreign jurisdiction) clause 6.1 shall not apply.

7.	Claims procedure

7.1	The Purchaser will, or will procure that the CFX Company will as soon as reasonably practicable give notice of any Claim to the Vendor (but such notice shall not be a condition precedent to the liability of the Vendor under this Deed). The notice of the Claim will, in reasonable detail, explain the Claim and the Liability to Taxation to which the Claim relates, give an estimate of the amount thereof and show how the estimate was calculated.

7.2	Subject to clause 7.3 the Purchaser will procure that the CFX Company, at the Vendor’s cost and expense, takes such action and gives such information and assistance in connection with its Taxation affairs as the Vendor may reasonably request to dispute, appeal against, settle or compromise any Claim including but not limited to:

7.2.1	applying to postpone (so far as legally possible) the payment of any Taxation;

7.2.2	obtaining the prior written approval of the Vendor (not to be unreasonably withheld or delayed) to the content and sending of written communications relating to any Claim;

7.2.3	obtaining the prior written approval of the Vendor (not to be unreasonably withheld or delayed) to the settlement or compromise of the Claim which is the subject of the action and the agreement of any matter in the conduct of the action which is likely to affect the amount of the Claim; and

7.2.4	diligently, promptly and (so far as it is able) within any applicable time limits dealing with the Claim.

7.3	In relation to any action, information or assistance which the Vendor may reasonably request pursuant to clause 7.2:

7.3.1

the Purchaser shall not be obliged to procure that the CFX Company appeal against the Claim, if having given the Vendor written notice of the receipt of the Claim the Purchaser has not within 30 Business Days thereafter (or if earlier 5 Business Days prior to the expiry of any time limit by which action must be taken) received instructions from the Vendor, in accordance with the preceding provisions of this clause 7.2, to make that appeal and in such circumstances the Purchaser shall (without prejudice to its rights under this Deed) be free to pay or settle the Claim on such terms as they may in their absolute discretion consider fit and the Vendor acknowledges that if the Purchaser pays or otherwise settles the amount specified in the Claim then a sum equal to that amount is a liability of the Vendor under the covenant in clause 2;

7.3.2	the Purchaser shall not be obliged to procure that the CFX Company pursue any appeal beyond the General Commissioners of Inland Revenue, the Special Commissioners of Inland Revenue or Value Added Tax Tribunal, the Appellate Division of the Internal Revenue Service, or any equivalent forum in the United Kingdom or the United States or any other jurisdiction unless the Vendor furnishes the Purchaser with the written opinion of leading Tax Counsel to the effect that an appeal against the liability to Taxation will, on the balance of probabilities, be won; and

7.3.3	the Purchaser shall not in any event be obliged to comply with any unreasonable instruction of the Vendor to make a settlement or compromise of the Claim or agree any matter in the course of disputing the Claim which could materially increase the amount thereof or materially increase any other Liability to Taxation or adversely affect the relationship of the CFX Company or the Purchaser with the relevant Taxation Authority.

7.4	If the Vendor or the CFX Company shall have committed acts or omissions which constitute fraudulent or negligent conduct (pursuant to section 36 of the Taxes Management Act 1970) (or any corresponding legislation in any foreign jurisdiction) clause 7.2 shall not apply but the Purchaser will inform the Vendor of all material matters relating to any dispute or claim with any Taxation Authority and will provide the Vendor with copies of any material correspondence and other documents relating thereto.

7.5	The Vendor will inform the Purchaser of all material matters relating to any dispute with any Taxation Authority regarding a Claim conducted at the request of the Vendor and will provide the Purchaser with copies of all material correspondence and other documents relating thereto.

8.	Degrouping

8.1	Where an Actual Liability to Taxation has arisen in relation to CFX UK or for which the Vendor is liable to make a payment to the Purchaser under this Deed, and such Actual Liability to Taxation is a liability to corporation tax pursuant to section 179 TCGA or Part 9 of Schedule 29 Finance Act 2002, the Purchaser and the Vendor agree to act in accordance with clause 8.2.

8.2

To the extent that it is lawfully permitted to do so, the Vendor may require the Purchaser, or the Purchaser may require the Vendor, to procure that a joint election between the Vendor (or such Associated Company as the Vendor may specify) and CFX UK be entered into pursuant to section 179A TCGA or paragraph 66 of Schedule 29 Finance Act 2002 (as the case may be), whereby the whole or part of any chargeable gain or chargeable realisation gain (as the case may be) that would be deemed to accrue to CFX UK as a result of the Vendor entering the Agreement is deemed to accrue to the Vendor (or such Associated Company as the Vendor may specify) (without the Purchaser or CFX UK being liable to make any payment in consideration for the Vendor or the Associated Company entering into such joint election).

9.	Mitigation of liability

9.1	To the extent that it is lawfully permitted to do so, the Vendor may (at its own cost and expense) by notice in writing to the Purchaser reduce or eliminate any liability which the Vendor would, apart from this clause 9.1, have under this Deed or for breach of any Taxation Warranty by surrendering or procuring the surrender to the CFX Company of Group Relief, or an overpayment of corporation tax (or overseas equivalent) (without the Purchaser or the CFX Company being liable to make any payment in consideration for such surrender) and the Vendor’s liability under this Deed or for breach of the Taxation Warranty will be reduced or eliminated to the extent of the amount of Taxation reduced or eliminated by such surrender (as certified by the Auditors). To the extent that it is lawfully permitted to do so, the Purchaser will procure that the CFX Company takes all such steps, including (without limitation) making and giving all such claims and consents, as the Vendor may reasonably request to effect any such surrender and delivers to the Vendor a certificate from the Auditors confirming that such Group Relief, or overpayment of corporation tax has been so surrendered, such claims and consents so made and the amount of Taxation so reduced or eliminated.

10.	Savings, repayments and overprovisions

10.1	If, at the Vendor’s request and expense, the Auditors certify that the CFX Company has obtained a Saving or a Repayment or that an Overprovision has been made, the Saving, Repayment or Overprovision (as the case may be) will be applied as follows:

10.1.1	first, the amount of the Saving, Repayment or Overprovision will be set off against any payment then due from the Vendor under this Deed or for breach of any Taxation Warranty;

10.1.2	secondly, to the extent that there is an excess, the Purchaser will, within ten Business Days, pay to the Vendor the lesser of:

10.1.2.1	the amount of the excess; and

10.1.2.2	any amount previously paid by the Vendor under this Deed or for breach of any Taxation Warranty (to the extent not previously refunded under this clause 10);

10.1.3	thirdly, to the extent that the excess referred to in clause 10.1.2 is not exhausted, the remainder of that excess will be carried forward and set off against any future liability of the Vendor under this Deed or for breach of any Taxation Warranty.

10.2	The Purchaser shall not be required to procure that the CFX Company uses any Relief available to it which would give rise to a Saving in priority to any other Relief but subject thereto shall procure that the CFX Company uses its reasonable endeavours to use such Relief as soon as reasonably practicable.

10.3	In certifying whether or not the CFX Company has obtained a Saving or a Repayment or whether or not an Overprovision has been made and, if so, the amount, the Auditors will act as experts and not as arbitrators and their determination will (in the absence of manifest error) be conclusive and binding on the parties.

10.4	The Purchaser will inform the Vendor as soon as reasonably practicable after it or the CFX Company becomes aware that the CFX Company may obtain a Saving or a Repayment or that there may be an Overprovision.

10.5	The provisions of clause 7 will apply, with appropriate modifications, to this clause 10 so that, subject to the requirements and limitations in clause 7, the Purchaser will procure that the CFX Company, at the Vendor’s cost and expense, takes such action and gives such information as the Vendor may require to obtain a Repayment.

10.6	The provisions of this paragraph 10 will also apply, with appropriate modifications, to the obtaining by the Purchaser or any member of the same group of companies as the Purchaser of any Saving in respect of a Liability to Taxation in respect of which the Vendor has made a payment under this Deed.

10.7	Where any such certification as is mentioned in clause 10.1 above has been made, the Vendor or the Purchaser may (at their own expense) request the Auditors to review such certification in the light of all relevant circumstances, including any facts which have become known only since such certification, and to certify whether such certification remains correct or whether, in the light of those circumstances the amount that was the subject of such certification should be amended.

10.8	If the Auditors certify under clause 10.7 that an amount previously certified should be amended, that amended amount shall be substituted for the purposes of clause 10.1 as the amount in respect of the certification in question in place of the amount originally certified, and such adjusting payment (if any) as may be required by virtue of the above mentioned substitution shall be made as soon as practicable by the Vendor or the Purchaser, as the case may be.

11.	Purchaser’s covenant/undertaking

11.1	The Purchaser covenants with the Vendor to pay to the Vendor an amount equal to any liability of the Vendor to Taxation under section 767A or 767AA ICTA in connection with an Event occurring in the accounting period of the CFX Company current at Completion or in any earlier accounting period and arising as a result of the CFX Company failing to discharge such liability together with any losses, costs or expenses incurred by the Vendor in connection with such liability.

11.2	The Purchaser will be entitled to set off against any amount which it is liable to pay to the Vendor under clause 11.1 any amount which the Vendor is liable to pay the Purchaser under this Deed or for breach of any Taxation Warranty in connection with the same Event.

11.3	The Purchaser undertakes to the Vendor that it shall procure that no major change in the nature or conduct of the trade of any CFX Company shall occur in the 24 hours following Completion.

11.4	The Vendor covenants with the Purchaser that it shall make no claim under clause 11.1 above to the extent that it has recovered the Taxation in question under section 767B ICTA and to the extent that it recovers any amount under clause 11.1 above it shall not seek to recover payment under section 767B(2) ICTA.

12.	Tax returns

12.1	The Vendor or their duly authorised agents will (subject to clause 12.4) at the CFX Company’s cost and expense prepare the corporation tax (or foreign equivalent) returns and computations of the CFX Company for all accounting periods ended on or before Completion, to the extent that they have not been prepared before Completion, and will submit them to the Purchaser.

12.2	At least 20 Business Days before any such returns or computations are due to be submitted to the relevant Taxation Authority, the Vendor will submit them to the Purchaser (or its duly authorised agents) for review, and the Purchaser will procure that the CFX Company causes the returns and computations mentioned in clause 12.1 to be authorised, signed and submitted to the relevant Taxation Authority without amendment or with such amendments as the Purchaser may reasonably require.

12.3	The Vendor or its duly authorised agents will prepare all documentation and deal with all matters (including correspondence) relating to the corporation tax (or foreign equivalent) returns and computations of the CFX Company for all accounting periods ended on or before Completion. The Vendor will inform the Purchaser of all material matters relating to the agreement of such corporation tax returns (or foreign equivalent) with the CFX Company’s relevant Taxation Authority and will provide the Purchaser with copies of all material correspondence and other documents relating thereto. Furthermore, no such material matters will be agreed with the CFX Company’s relevant Taxation Authority without the Purchaser’s written agreement (such agreement not to be unreasonably withheld or delayed).

12.4	In the event that the sum of the costs and expenses incurred by all of the CFX Companies in accordance with clause 12.1 and clause 12.3 exceeds, in total, £50,000, the Vendor hereby covenants to pay the excess to the Purchaser.

12.5	The Purchaser will procure that the CFX Company affords the Vendor or its duly authorised agents such access to the CFX Company’s books, accounts and records as is reasonable to enable the Vendor or its duly authorised agents to prepare the corporation tax returns and computations of the CFX Company for all accounting periods ended on or before Completion and conduct matters relating to them in accordance with this clause 12.

12.6	The Purchaser will procure that the CFX Company promptly makes or gives such claims, elections, surrenders and consents as the Vendor reasonably requests in writing in relation to any Vendor’s Relief.

12.7	The Vendor shall procure that the Purchaser is promptly sent a copy of any communication from any Taxation Authority insofar as it relates to or impacts upon the Taxation affairs of the CFX Company for the accounting period current at Completion. The Vendor shall afford or procure that there is afforded to the CFX Company or its duly authorised agents such information and assistance as the

Purchaser or the CFX Company or its duly authorised agents may reasonably request for the purpose of preparing, submitting and agreeing the Taxation returns of the CFX Company for the accounting period current at Completion.

12.8	The Purchaser will procure that the CFX Company keeps the Vendor fully informed of its Taxation affairs in respect of its accounting period current at Completion and will not submit any correspondence or submit or agree any return or computation for such period to any Taxation Authority without giving the Vendor a reasonable opportunity to comment upon such correspondence, return or computation and shall make such amendments as the Vendor reasonably requires.

13.	Surrender of tax losses

13.1	The Purchaser will procure that the CFX Company does not without prior written consent of the Vendor withdraw:

13.1.1	any surrender to the CFX Company of Group Relief made prior to the date of this Agreement; or

13.1.2	any surrender by the CFX Company of Group Relief made prior to the date of this Agreement (unless such Group Relief is a Relevant Relief).

14.	Sale of Stock of CFX US

14.1	The Purchaser and the Vendor agree that with regards to the sale of the US Shares by AEAT US to the Purchaser, the following provisions of this clause 14 will apply notwithstanding anything else in this Tax Deed to the contrary. In the event of a conflict between the other provisions of this Tax Deed and the provisions of this clause 14, the provisions of this clause 14 shall apply.

14.2	The Purchaser and the Vendor agree as follows:

14.2.1	The Vendor will cause AEAT US to include the income, gain and loss (including any deferred items triggered into income by Regulation Section 1.1502-13 and any excess loss account taken into income under Regulation Section 1.1502-19) of CFX US on AEAT US’ consolidated federal income tax return for all tax periods up to and including the date of Completion and pay any federal income taxes attributable to such income, gain or loss. The income, gain and loss of CFX US will be apportioned to the period up to and including the date of Completion and the period after the date of Completion by closing the books of CFX US as of the close of the date of Completion. AEAT US and the Purchaser will not exercise any option or election (including any election to rateably allocate a tax year’s items under US Treasury Regulation §1.1502-76(b)(2)(ii)) to allocate tax items in a manner inconsistent with a closing of the books method.

14.2.2	The Purchaser agrees to make an election under Internal Revenue Code section 172(b)(3) to waive the carry back period and to only carry forward any net operating losses incurred by CFX US for any tax period after the date of Completion.

14.2.3	The Purchaser and Vendor shall be liable, as to 50% each, for and pay any and all transfer taxes arising in connection with the transfer of the US Shares.

14.3	Any Tax sharing agreement between AEAT US and CFX US is terminated as of Completion and shall have no further effect for any Taxable year (whether the current year, a future year or a past year).

14.4	The Vendor agrees to indemnify the Purchaser and CFX US from and against any Adverse Consequences the Purchaser or CFX US may suffer resulting from, arising out of, relating to, in the nature of, or caused by any liability of CFX US for Taxes of any person other than CFX US under Treasury Regulation section 1.1502-6 (or any similar provision of state, local or foreign law), by contract or otherwise, provided such Tax liability of CFX US results from CFX US filing a consolidated Tax return with an affiliated group of corporations for any period up to and including the Completion Date, or any contractual or other obligation agreed to or incurred by Vendor, AEAT US or CFX US (or any other affiliate thereof) during the period up to and including Completion.

14.5	AEAT US shall allow Purchaser and/or CFX US (and their counsel) to participate in any audit of an AEAT US consolidated federal income Tax return (at the Purchaser and/or CFX US cost and expense) to the extent that such returns relate to CFX US. AEAT US shall not settle any audit of an AEAT US consolidated federal income Tax return to the extent that such return relates to CFX US without the prior written consent of CFX US, which consent shall not unreasonably be withheld.

14.6	Subject to clause 5.7 of the Agreement, the Vendor and the Purchaser will jointly agree as to whether or not to make an election under Section 338(h)(10) of the Code, with respect to the sale and purchase of the US Shares (the “Section 338(h)(10) Election”). Subject to clause 5.7 of the Agreement, such determination should be made jointly by the Vendor and the Purchaser within 10 days after receipt of the valuation to determine the allocation of the Consideration pursuant to clause 3.1 of the Agreement. If the Vendor and the Purchaser decide in accordance with clause 5.7 of the Agreement to jointly make a Section 338(h)(10) Election with respect to the sale and purchase of the US Shares, the Vendor and the Purchaser shall co-operate fully with each other and the Vendor will procure the full co-operation from AEAT US in the making of such 338(h)(10) Election. In particular, if the Vendor and the Purchaser decide in accordance with clause 5 of the Agreement to make a Section 338(h)(10) Election with respect to the sale and purchase of the US Shares, the Vendor and the Purchaser agree to and the Vendor agrees to have AEAT US:

14.6.1	execute Internal Revenue Service Form 8023 and all attachments required to be filed with respect to such election; and

14.6.2	report the transaction for United States federal and state income tax purposes, and to file all tax returns in a manner consistent with the making of such elections;

14.6.3

determine the allocation of the Consideration, and other relevant items, among the assets of the CFX Group in accordance with Section 338 of the Code and the regulations promulgated thereunder (after receiving the

Purchaser’s comments on such allocation and the consent of the Purchaser, such consent not to be unreasonably withheld); and

14.6.4	the Vendor will cause AEAT US to include any income, gain, loss, deduction or other Tax items resulting from the Section 338(h)(10) Election on its Tax returns to the extent required by applicable law and to pay any Tax attributable to the making of the Code Section 338(h)(10) Election.

14.7	The Vendor shall provide or cause to be provided an affidavit dated as of the Completion Date and in the form and substance required under the Treasury Regulations issued under Section 1445 of the Internal Revenue Code so that Purchaser is exempt from withholding any portion of the Consideration.

14.8	The Purchaser shall procure that CFX US shall not engage in any transaction not in the ordinary course of business during the period commencing immediately after the Purchaser’s purchase of the stock of CFX US and ending at the close of the Completion Date.

14.9	If the Purchaser and the Vendor do not file a Section 338(h)(10) Election (as described in clause 14.6 of this Deed) and any portion of the consolidated net operating loss carryforward allocable to CFX US under Treasury Regulations Section 1.1502-21(b) is subject to a consolidated section 382 limitation (or a subgroup section 382 limitation), AEAT US shall elect in accordance with Treasury Regulation Section 1.1502-95(c) to apportion to CFX US a portion of the consolidated section 382 limitation for AEAT US’s affiliated group (the “AEAT US Consolidated Section 382 Limitation”) to CFX US. The portion of the AEAT US Consolidated Section 382 Limitation apportioned to CFX US pursuant to Treasury Regulation Section 1.1502-95(c)(2)(i)(A) shall equal an annual amount equal to the lesser of:

14.9.1	the product of the amount of the Consideration allocated to the US Shares under clause 3.1 of the Agreement multiplied by the long-term tax exempt rate (as defined by Code section 382(f)) as of the Completion Date; or

14.9.2

an amount equal to the AEAT US’s Consolidated Section 382 Limitation times a fraction, the numerator of which is the amount of net operating loss carryforward existing as of the date of Completion incurred prior to September 26, 1996 allocable to CFX US under Treasury Regulation Section 1.1502-21(b) after Completion and the denominator of which is the amount of total net operating loss carryforwards of AEAT US’s affiliated group as of the date of Completion incurred prior to September 26, 1996. In addition, the portion of the “adjustment element” of AEAT US Consolidated Section 382 limitation allocated to CFX US pursuant to Treasury Regulation Section 1.1502-95(c)(2)(i)(B) shall be an amount equal to the product of the total amount of such adjustment element multiplied by a ratio, the numerator of which equals the amount of AEAT US Consolidated Section 382 Limitation allocated to CFX US above pursuant to Treasury Regulation Section 1.1502-95(c)(2)(i)(A) above, and the denominator of which is the total amount of the AEAT US Consolidated Section 382 Limitation prior to such allocation. The portion of the AEAT US Consolidated Section 382 Limitation allocated to CFX US pursuant to Treasury Regulation Section

1.1502-95(c)(2)(ii) shall be the amount net unrealised built-in gain (if any) directly attributable to CFX US; and

the Purchaser and the Vendor shall co-operate (and the Vendor shall cause AEAT US to co-operate) with the Purchaser and CFX US in preparing any election required by Section 1.1502-95(f) and any other election required to apportion the agreed upon portion of AEAT US Consolidated Section 382 Limitation to CFX US. The Vendor, the Purchaser and the CFX Companies shall not take any position (whether in audits, Tax Returns, or otherwise) that is inconsistent with the agreed upon allocation unless required to do so by applicable law.

15.	VAT Groups

15.1	CFX UK is a member of a VAT group (“The VAT Group”) of which the Vendor is the representative member.

15.2	Forthwith after Completion the Vendor shall if it has not already done so, make an application to H M Customs & Excise for the exclusion of CFX UK from The VAT Group and the Vendor shall use its reasonable endeavours to ensure that such application takes effect from Completion or, if later, the earliest date which H M Customs & Excise will allow (“The Leaving Date”).

15.3	The Purchaser will procure that CFX UK provides the Vendor with all information relating to CFX UK required for the purposes of the preparation of the VAT return of The VAT Group in respect of any period that CFX UK is or has been a member of that VAT Group.

15.4	The Purchaser will procure that CFX UK pays to the Vendor an amount equal to:

15.4.1	the amount of VAT for which the Vendor is obliged to account to HM Customs and Excise in respect of supplies, acquisitions or importations made or deemed to be made by CFX UK during any period that CFX UK remains in The VAT Group; after deducting

15.4.2	an amount equal to all credit allowable in respect of supplies made to CFX UK during the same period by reference to input tax incurred or deemed to be incurred by CFX UK;

provided that if the amount determined under clause 15.4.2 exceeds the amount determined under clause 15.4.1 the Vendor will pay to CFX UK an amount equal to that excess. Any amount payable under this clause 15.4 shall be paid by no later than the due date for payment of VAT in respect of the relevant period.

15.5	The Vendor will, in respect of any period up to The Leaving Date, correctly account for VAT in respect of CFX UK’s supplies and its entitlement to input tax and submit the VAT return of The VAT Group, within the requisite time period for so doing together with payment for the appropriate amount as represented on the VAT return (subject, in respect of any payment due from CFX UK in accordance with the above provisions, to the receipt of the same from CFX UK).

15.6	The Vendor will afford the Purchaser, CFX UK and their representatives, agents and employees access on reasonable notice to all material information and documents relating to The VAT Group and relating to a period during which CFX UK has been or remains a member of The VAT Group (including VAT records for the purposes of the VATA relating to the affairs of CFX UK) and will keep those records for such period as may be required by law.

16.	General

16.1	All payments by the Vendor under this Deed will be treated as repayments by the Vendor of the consideration paid for the Shares pursuant to this Agreement, provided that this clause 16.1 will not operate in any way to limit the liability of the Vendor under this Deed.

16.2	If any term of this Deed is held to be illegal, invalid or unenforceable, in whole or in part, under any rule or law or enactment, such term will to that extent be deemed not to form part of this Deed, but the enforceability of the remainder of this Deed will not be affected.

16.3	Each party will bear his, her or its own costs and expenses relating to the preparation and execution of this Deed.

16.4	Clauses 15 (General), 18 (Notices) and 19 (Governing Law) to the Agreement shall apply to this Deed as if set out herein.

THIS DOCUMENT is executed as a deed and delivered on the date stated at the beginning of this Deed.

SIGNED AS A DEED by	)
AEA TECHNOLOGY PLC	)
acting by:	)

Director

Director/Secretary

SIGNED AS A DEED by	)
ANSYS INC	)
acting by:	)

Director

Director/Secretary

SCHEDULE 8

Tax Representations and Warranties for AEA Technology Engineering Software Ltd and 2011767 Ontario Inc.

1.	INTERPRETATION

1.1	For the purpose of this Schedule 8 all definitions shall have the same meaning as those set out in the Agreement and the Tax Deed unless otherwise specified.

1.2	The following words shall have the following meanings for the purpose of this Schedule.

“Company”	AEA Technology Engineering Software Ltd. (Canada) and 2011767 Ontario Inc.

“ITA”	the Income Tax Act (Canada), as amended, and the regulations thereunder.

“Tax Returns”

all returns, reports, declarations, elections, notices, filings, forms, statements and other documents (whether in tangible, electronic or other form) and including any amendments, schedules, attachments, supplements, appendices and exhibits thereto, made, prepared, filed or required to be made, prepared or filed by any Taxation Statute in respect of Taxes.

2.	TAX WARRANTIES

2.1	Residence of the Vendor

2.1.1	The Vendor is not a resident of Canada for purposes of ITA.

2.1.2	The Shares are not Taxable Quebec Property within the meaning of the Taxation Act, Quebec.

2.1.3	The paid-up capital of the Canadian Shares with the meaning of the ITA is equal to C$19,112,100.

2.2	Tax Matters

To the knowledge of the Vendor, except as specifically disclosed in the Disclosure Letter:

2.2.1	the Company has duly and timely made or prepared all Tax Returns required to be made or prepared by it, has duly and timely filed all Tax Returns required to be filed by it with the appropriate Taxation Authority and has duly, completely and correctly reported all income and all other amounts and information required to be reported thereon.

2.2.2	the Company has duly and timely paid all Taxes, including all instalments on account of Taxes for the current year, that are due and payable by it. Provision has been made on the Balance Sheet for amounts at least equal to the amount of all Taxes owing by the Company that are not yet due and payable and that relate to periods ending on or prior to Completion.

2.2.3	the Company has not requested, offered to enter into or entered into any agreement or other arrangement, or executed any waiver, providing for any extension of time within which (i) to file any Tax Return covering any Taxes for which the Company is or may be liable; (ii) to file any elections, designations or similar filings relating to Taxes for which the Company is or may be liable; (iii) the Company is required to pay or remit any Taxes or amounts on account of Taxes; or (iv) any Taxation Authority may assess or collect Taxes for which the Company is or may be liable.

2.2.4	other than those agreements and arrangements described in clause 2.2.3 above, the Company has not made, prepared and/or filed any elections, designations or similar filings relating to Taxes or entered into any agreement or other arrangement in respect of Taxes or Tax Returns that is not disclosed in the Company’s Tax Returns.

2.2.5	there are no proceedings, investigations, audits or Claims now pending or threatened against the Company in respect of any Taxes and there are no matters under discussion, audit or appeal with any Taxation Authority relating to Taxes.

2.2.6	the Company has duly and timely withheld all Taxes and other amounts required by applicable Taxation Statute to be withheld by it (including Taxes and other amounts required to be withheld by it in respect of any amount paid or credited or deemed to be paid or credited by it to or for the account or benefit of any person, including any Employees, officers or directors and any non-resident person), and has duly and timely remitted to the appropriate Taxation Authority such Taxes and other amounts required by applicable Taxation Statute to be remitted by it. The amount of Tax withheld but not remitted by the Company will be retained in its respective account(s) and will be remitted by the Company to the appropriate authorities, on a timely basis, if due prior to or on Completion.

2.2.7	the Company has duly and timely collected all amounts on account of any sales or transfer taxes, including goods and services, harmonised sales and provincial sales taxes, required by any Taxation Statute to be collected by it and has duly and timely remitted to the appropriate Taxation Authority any such amounts required by any Taxation Statute to be remitted by it.

2.2.8	the Company is duly registered under subdivision (d) of Division V of Part IX of the Excise Tax Act (Canada) with respect to the goods and services tax and harmonised sales tax.

2.2.9

the Company has not, and has never been deemed to have for purposes of the ITA, acquired or had the use of property for proceeds greater than the fair market value thereof from, or disposed of property for proceeds less than the fair market value thereof to, or received or performed services for other than the fair market value from or to, or paid or received interest or any other amount other than at a fair market value rate to or from, any person, firm or company with whom it does not deal at arm’s length within the meaning of the ITA.

2.2.10	the Company has not at any time benefited from a forgiveness of debt or entered into any transaction or arrangement (including conversion of debt into shares of their share capital) which resulted in the application of section 80 and following of the ITA.

2.2.11	all refund of taxes or credits claimed with respect to research and development (“R&D Credit or Refunds”) were claimed by the Company in accordance with the provisions of the ITA and the relevant provincial legislation and the Company has satisfied at all relevant times the relevant criteria and conditions entitling it to such R&D Credit or Refunds. All expenses claimed as research and development expenses by the Company qualified as such. All refunds received or receivable by the Company in any financial year were claimed in accordance with the ITA and any applicable provincial legislation and the Company satisfied at all times the relevant criteria and conditions entitling it to claim such refunds.

2.2.12	as of Completion, there will not be any contract, plan or arrangement, including but not limited to the provisions of this Agreement, covering any employee or former employee of the Company that, individually or collectively, gives rise to the payment of any amount that would not be deductible by the Company as an expense under Taxation Law other than reimbursements of a reasonable amount of entertainment expenses and other non-deductible expenses that are commonly paid by similarly situated businesses in reasonable amounts.

2.2.13	the Company’s tax basis in its assets (and the non-depreciated capital cost of such assets) for purposes of determining future amortisation, depreciation and other Federal or Provincial income tax deductions is accurately reflected on the Company’s tax returns and records.

SCHEDULE 9

Tax Representations and Warranties in respect of the CFX India Branch Office

1.	INTERPRETATION

1.1	For the purpose of this Schedule 9 all definitions shall have the same meaning as those set out in the Agreement and the Tax Deed unless otherwise specified.

1.2	The following words shall have the following meanings:

“Taxation”

all central, state, local or foreign taxes, including but not limited to net income, corporate income, gross income, gross receipts, windfall profits, value added, severance, social security, property, capital, production, sales, use, ad valorem, value added, goods and services, license, payroll, employment, disability, employer health, severance, unemployment, occupation, environmental, withholding, excise, transfer (including real property transfer or gains), stamp, documentary, filing, registration and recordation duty or similar taxes, customs duty; and

any fine, penalty, surcharge or interest relating to any tax mentioned in paragraph (a) of this definition or to any account, record, form, return or computation required to be kept, preserved, maintained or submitted to any person for the purposes of any such tax.

“Taxation Authority”	Any authority, whether of India or elsewhere, competent to impose, assess or collect Taxation.

“Taxation Statute”

Any Indian statute (and all rules, regulations, notifications and other documents having the force of law under such statute) published, enacted, issued or coming into force on or before the date of the Agreement relating to Taxation.

2.	TAX WARRANTIES

2.1	Returns, disputes and clearances

2.1.1	All notices, returns, computations, registrations and payments which should have been made by the CFX India Branch Office for any Taxation purpose have been made within the requisite periods and are in all material respects, correct and none of them is the subject of any dispute with any Taxation Authority.

2.1.2	The CFX India Branch Office is not involved in any dispute with any Taxation Authority concerning any matter likely to affect in any way the liability of the CFX India Branch Office to Taxation.

2.1.3	The Taxation affairs of the CFX India Branch Office have never been the subject of any investigation or enquiry by any Taxation Authority (other than routine questions and audit visits) and no Taxation Authority has indicated that it intends to investigate the Taxation affairs of the CFX India Branch Office.

2.2	Penalties and interest

2.2.1	The CFX India Branch Office has not since the Accounting Date paid, any fine, penalty, charge, surcharge or interest charged by virtue of any of the provisions of any Taxation Statute.

2.2.2	There are no circumstances which are likely to cause the CFX India Branch Office to become liable to pay any fine, penalty, charge, surcharge or interest.

2.3	Distributions and payments

2.3.1	The CFX India Branch Office has deducted and timely deposited to the appropriate Taxation Authority all amounts which it has been obliged to deduct in respect of Taxation and has complied in all material respects with all reporting requirements relating to all such amounts and has duly provided certificates of deduction of tax to the recipients of payments from which deductions have been made.

2.4	Excise and Customs Duty: general

The CFX India Branch Office:

2.4.1	has complied in all material respects with all statutory requirements, orders, provisions, directions, notifications, conditions, rules or regulations relating to Excise & Customs Duty;

2.4.2	maintains in all material respects correct and up-to-date records for the purposes of all legislation relating to Excise & Customs Duty;

2.4.3	is not in receipt of any show cause or demand notice from the Excise or Customs Authorities, which remains undischarged on the hereof; and

2.4.4	is not in arrears with any payment or returns under legislation relating to excise duties, or liable to any abnormal or non-routine payment of Customs Duty, or any forfeiture or penalty, or to the operation of any penal provision.

SCHEDULE 10

Tax Representation and Warranties for CFX Asia Pacific KK

1.	INTERPRETATION

1.1	For the purpose of this Schedule 10 all definitions shall have the same meaning as those set out in the Agreement and the Tax Deed unless otherwise specified.

1.2	All references to “the Company” in this Schedule 10 mean CFX Japan.

1.3	“Tax(es)” shall mean any and all Japanese national or local taxes, levies, duties, contributions and fees, including but not limited to corporation tax, income tax, customs duties, consumption tax, local consumption tax, stamp duties, registration license tax, prefecture or municipal inhabitant taxes, enterprise tax, property tax, fixed assets tax, payroll withholding tax and other withholding taxes in respect of dividends, interest and royalties, and labour insurance contributions, employee health insurance contributions, severance payment contributions, and all interest, penalties, fines and additions payable with respect to such amounts.

1.4	“Tax Return(s)” shall mean all returns, reports, notices, forms, statements and other documents (whether in tangible, electronic or other form) and including any amendments, schedules, attachments, supplements, appendices and exhibits thereto, made, prepared, filed or required to be made, prepared or filed by any Taxation Statute in respect of Taxes.

1.5	“Tax Law(s)” shall mean any and all applicable Japanese national or local tax laws and regulations relating to Taxes.

2.	TAX WARRANTIES

2.1	There have been properly completed and filed on a timely basis and in correct form all Tax Returns required to be filed by the Company under all applicable Tax Laws on or prior to the date hereof or on or before Completion. As of the time of filing, the foregoing Tax Returns correctly reflected the facts regarding the income, business, assets, operations, activities, status or other matters of the Company or any other information required to be shown thereon in all material respects.

2.2	With respect to any and all amounts in respect of Taxes imposed upon the Company, or for which the Company could be liable, with respect to all taxable periods or portions of periods ending on or before the date hereof or on or before Completion, all applicable Tax Laws have been fully and timely complied with, and any and all amounts required to be paid by the Company to Taxation Authority have been paid.

2.3	There is no dispute, claim or other tax proceeding concerning any Tax liability of the Company being conducted or pending as at the date hereof and as at Completion.

SCHEDULE 11

Tax Representations and Warranties for CFX US

1.	INTERPRETATION

1.1	For the purpose of this Schedule 11 all definitions shall have the same meaning as those set out in the Agreement and the Tax Deed unless otherwise specified.

1.2	All references to “the Company” in this Schedule 11 mean CFX US.

1.3	The following words shall have the following meanings:

“Adverse Consequences”

all actions, suits, proceedings, hearings, investigations, charges, complaints, claims, demands, injunctions, judgments, orders, decrees, rulings, damages, dues, penalties, fines, costs, amounts paid in settlement, liabilities, obligations, Taxes, liens, losses, expenses and fees, including courts costs and reasonable legal fees and expenses

“Code”	United States Internal Revenue Code of 1986, as amended

“Regulations”	the regulations promulgated under the Code

“Tax or Taxes”

any United States federal, state, local, or non-United States income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental (including taxes under section 59A of the Internal Revenue Code), customs duties, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated, or other tax of any kind whatsoever, including any interest, penalty, or addition thereto, whether disputed or not

“Tax Return”	any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof

“US Companies”	CFX US and each wholly owned subsidiary of CFX US.

2.	TAX WARRANTIES

2.1	AEAT US and each of the US Companies has filed all Tax Returns (As defined herein) that it was required to file. All such Tax Returns were correct and complete in all respects.

2.2	All Taxes due and payable by or with respect to AEAT US and the US Companies, whether or not shown on any Tax Return, have been timely paid to the proper Taxation authority. None of the AEAT US and US Companies currently is the beneficiary of any extension of time within which to file any Tax Return.

2.3	No claim has ever been made by an authority in a jurisdiction where AEAT US and any of the US Companies does not file Tax Returns that it is or may be subject to taxation by that jurisdiction.

2.4	There are no Encumbrances for Taxes (other than Taxes not yet due and payable) on the assets of any of the US Companies.

2.5	There is no material dispute, claim or other Tax proceedings concerning any Tax liability of AEAT US or the US Companies being conducted or pending that either (A) has been claimed or raised by any foreign, federal, state or local taxing authority in writing or (B) as to which the Vendor and the directors and officers (or employees responsible for Tax matters) of the AEAT US and US Companies has knowledge.

2.6	None of AEAT US or the US Companies have waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a tax assessment or deficiency.

2.7	None of the US Companies has been a member of an affiliated group filling a consolidated federal income Tax Return for United States federal income tax purposes other than a group the common parent of which is AEAT US. AEAT US has filed a consolidated federal income Tax Return for United States federal income tax purposes with all of the US companies for the taxable year immediately preceding the current taxable year and is eligible to make an election under Section 338(h)(10) of the Code.

2.8	Each of the US Companies has withheld and paid all Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, stockholder, or other third party.

2.9

None of the US Companies has filed a consent under Code Section 341(f) concerning collapsible corporations. None of the US Companies is a party to any agreement, contract, arrangement or plan that has resulted or would result, separately or in the aggregate, in the payment of (i) any “excess parachute payment” within the meaning of Code Section 280G of the Code (or any corresponding provision of state, local or foreign Tax law) and (ii) any amount that will not be fully deductible as a result of Code Section 162(m) (or any corresponding provision of state, local or foreign Tax law). None of the US Companies has been a United States real property holding corporation within the meaning of Code Section 897(c)(2) of the Code during the applicable period specified in Code Section 897(c)(1)(A)(ii). None of the US Companies is a party to or bound by any Tax allocation or sharing agreement. None of the US Companies (i) has been a member of an affiliated group filing a consolidated income tax return for United States federal income tax purposes (other than a group the common parent of which was AEAT US) or (ii) has any liability for the Taxes of any entity or person (other than AEAT US and the US Companies) under Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by contract or otherwise.

2.10	The unpaid Taxes of the US Companies (i) did not, as of 30 September 2002, exceed the reserve for such Tax liabilities of the US Companies (rather than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the balance sheet set forth in the Accounts dated 30 September 2002 and (ii) do not exceed that reserve as adjusted for the passage of time through Completion in accordance with the past custom and practice of the US Companies in filing their Tax Returns. Since the date of the balance sheet dated 30 September 2002, none of the US Companies has incurred any liability for Taxes arising from extraordinary gains or losses, as that term is used in United States generally accepted accounting principles, outside the ordinary course of the business consistent with their past custom and practice.

2.11	None of the US Companies will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after Completion as a result of any: (i) change in method of accounting for a taxable period ending on or prior to Completion; (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign Tax law) executed on or prior to Completion; (iii) intercompany transactions or any excess loss account described in Regulations under Section 1502 of the Code (or any similar provision of state, local or foreign Tax law); (iv) instalment sale or open transaction disposition made on or prior to Completion; or (v) prepaid amounts received on or prior to Completion.

2.12	The net operating losses of the US Companies are not subject to limitation under Code Section 382.

2.13	None of the US Companies will be required to include any item of income in taxable income for any taxable period as a result of the Reorganisation.

SCHEDULE 12

Tax Representations and Warranties for AEA Technology Engineering Software Limited (UK)

1.	INTERPRETATION

1.1	For the purpose of this Schedule 12 all definitions shall have the same meaning as those set out in the Agreement and the Tax Deed unless otherwise specified.

1.2	All references to “the Company” in this Schedule 12 means AEA Technology Engineering Software Limited (UK).

2.	TAX WARRANTIES

2.1	Returns, disputes and clearances

2.1.1	All notices, returns, computations, registrations and payments which should have been made by the Company for any Taxation purpose have been made within the requisite periods and are in all material respects, correct and none of them is the subject of any dispute with any Taxation Authority.

2.1.2	The Company is not involved in any dispute with any Taxation Authority concerning any matter likely to affect in any way the liability of the Company to Taxation.

2.1.3	The Taxation affairs of the Company have never been the subject of any investigation or enquiry by any Taxation Authority (other than routine questions and audit visits) and no Taxation Authority has indicated that it intends to investigate the Taxation affairs of the Company.

2.1.4	All Taxation of any nature whatsoever whether of the United Kingdom or elsewhere for which the Company is liable or for which the Company is liable to account has been duly paid (insofar as such taxation ought to have been paid) and without prejudice to the generality of the foregoing the Company has made all such deductions and retentions as it was obliged or entitled to make and all such payments as should have been made.

2.2	Penalties and interest

2.2.1	The Company has not since the Accounting Date paid, any fine, penalty, charge, surcharge or interest charged by virtue of any of the provisions of TMA or any other Taxation Statute.

2.2.2	There are no circumstances which are likely to cause the Company to become liable to pay any fine, penalty, charge, surcharge or interest, or become subject to any forfeiture, as mentioned in paragraph 2.2.1.

2.3	Distributions and payments

2.3.1	The Company has deducted and properly accounted to the appropriate Taxation Authority for all amounts which it has been obliged to deduct in respect of Taxation, has complied in all material respects with all reporting requirements relating to all such amounts and has (where required by the applicable Taxation Statute) duly provided certificates of deduction of tax to the recipients of payments from which deductions have been made.

2.3.2	The Company has not at any time declared, paid or made any dividend or other payment which is, or could be treated as, a distribution for the purposes of Part VI ICTA or section 418 ICTA except any dividend disclosed in its audited statutory accounts nor is it bound to make such a distribution.

2.3.3	The Company has never repaid or agreed to repay or redeemed or agreed to redeem or purchased or agreed to purchase or granted an option under which it may become liable to purchase any shares of any class of its issued share capital.

2.3.4	The Company has never capitalised or agreed to capitalise in the form of shares or debentures any profits or reserves of any class or description or otherwise issued or agreed to issue any share capital other than for the receipt of new consideration (within the meaning of Part VI of the Taxes Act 1988) or passed or agreed to pass any resolution to do so.

2.3.5	No securities (within the meaning of Part VI of the Taxes Act 1988) issued by the Company and remaining in issue at the date of this agreement were issued in such circumstances that any interest or other distribution out of assets in respect thereof falls to be treated as a distribution under s.209(2)(d), (da) or (e) Taxes Act 1988, nor has the Company agreed to issue securities (within that meaning) in such circumstances.

2.3.6	All interest, discounts and premiums payable by the Company in respect of its loan relationships within the meaning of Chapter II of Part IV of the Finance Act 1996 are capable of being brought into account by the Company as a debit for the purposes of that Chapter as and to the extent that they are from time to time recognised in the Company’s accounts (assuming that the accounting policies and methods adopted for the purpose of the Accounts continue to be so adopted).

2.3.7	The Company is connected with the Vendor for the purposes of section 87 Finance Act 1996 as at the date of this Agreement and the Company will be so connected with the Vendor as at the date of Completion but not after Completion.

2.4	Close companies

2.4.1	The Company is not, and has never been, a close company within the meaning of section 414 ICTA.

2.5	Gifts

2.5.1	There is no outstanding Inland Revenue charge (as defined in section 237 IHTA) over any asset of the Company or over any of the Shares.

2.5.2	There are in existence no circumstances by virtue of which any such power as is mentioned in section 212 IHTA could be exercised in relation to any asset of the Company or to any of the Shares or by virtue of which any such power could be exercised but for the provisions of section 204(6) IHTA.

2.5.3	No transfer of value (as defined by IHTA) or disposal by way of gift (within the meaning of s.102 Finance Act 1986) has at any time been made by or to the Company, and there are no other circumstances by reason of which any liability in respect of Inheritance Tax has arisen or could arise on the Company.

2.6	Capital gains

2.6.1	The Company has not at any time made an election under section 35(5) TCGA.

2.6.2	The book value shown in or adopted for the purpose of the Accounts as the value of each of the assets of the Company on the disposal of which a chargeable gain or allowable loss could arise does not exceed the amount on which a disposal of such asset at the date of this agreement would be deductible under s.38 TCGA 1992.

2.6.3	The Disclosure Letter sets out full particulars of all claims and elections made (or assumed in the Accounts to be made) under s.23, s.247, s.248, s.152 to s.158, s161, s.162 or s.165 TCGA 1992 (indicating which claims are provisional) insofar as they could affect the chargeable gain or allowable loss which would arise in the event of a disposal after the Accounts Date by the Company of any of its assets, and indicates which assets (if any) so affected would not on disposal give rise to relief under Schedule 4 TCGA 1992.

2.6.4	The Disclosure Letter gives the date of the first disposal (if any) made by the Company to which s.35 TCGA 1992 applies, and the period during which an election under subsection (6) of that section could be made in relation to the Company has not (and will not at Completion have) expired.

2.6.5	The Company has not disposed of or acquired any asset in circumstances such that the provisions of s.17 TCGA 1992 could apply to such disposal or acquisition nor given or agreed to give any consideration to which s.128(2)(b) TCGA 1992 could apply.

2.7	VAT: general

The Company:

2.7.1	is duly registered and is a taxable person for the purposes of VAT;

2.7.2	has complied in all material respects with all statutory requirements, orders, provisions, directions or conditions relating to VAT;

2.7.3	maintains in all material respects correct and up-to-date records for the purposes of all legislation relating to VAT;

2.7.4	is not in arrears with any payment or returns under legislation relating to VAT or excise duties, or liable to any abnormal or non-routine payment of VAT, or any forfeiture or penalty, or to the operation of any penal provision;

2.7.5	has not been or applied for treatment as a member of a group for VAT purposes under section 43 VATA; and

2.7.6	is not, and has not agreed to become, an agent, manager or factor for the purposes of section 47 VATA of any person who is not resident in the United Kingdom.

2.7.7	The Company is not nor was partially exempt in its current or preceding value added tax year and there are no circumstances by reason of which the Company might not be entitled to credit for all Value Added Tax (or any corresponding Taxation in any foreign jurisdiction) chargeable on supplies received and imports and acquisitions made (or agreed or deemed to be received or made) by it since the beginning of its earliest value added tax year to include a period since the Accounts Date and there are no circumstances by reason of which Regulation 107 Value Added Tax Regulations 1995 might apply (or has since the Accounts Date applied) to the Company.

2.8	VAT: property transactions

2.8.1	Neither the Company nor any relevant associate (within the meaning of paragraph 3(7) Schedule 10 VATA) has made any election under paragraph 2(1) Schedule 10 VATA in respect of any land in, over or in respect of which the Company has any interest, right or licence to occupy.

2.9	Residence and offshore interests

2.9.1	The Company is and has at all times been resident in the United Kingdom for the purposes of all Taxation Statutes and, has not at any time been resident outside the United Kingdom for the purposes of any Taxation Statute or any double taxation arrangements.

2.9.2	No UK subsidiary company of the Vendor (other than the Company) has ceased or will cease to be resident in the United Kingdom in circumstances such that a notice might be served on the Company under s.132 Finance Act 1988 by virtue of the relationship (as specified in paragraph (a) or (b) of subsection (3) of that section) of the Company with that other company on or at any time prior to Completion.

2.9.3	The Company does not have nor in the past seven years has had any interest in a controlled foreign company as defined in Chapter IV Part XVII Taxes Act 1988 nor any material interest in an offshore fund as defined in s.759 Taxes Act 1988.

2.9.4	The Company has neither received nor become entitled to any income which is unremittable “overseas income” within the meaning of s.584 Taxes Act 1988, no gain has accrued to the Company to which the provisions of s.279 TCGA 1992 could apply and the Company has not made any transfer to which s.723 Taxes Act 1988 could apply.

2.9.5	The Company has no qualifying assets, qualifying liabilities or currency contracts to which the provisions of Chapter II, Part II Finance Act 1993 apply or will prior to Completion apply; nor any interest rate or currency contracts or options to which the provisions of Chapter II, Part IV Finance Act 1994 apply or will apply prior to Completion.

2.10	Capital Allowances

2.10.1	No balancing charge under the CAA would be made on the Company on the disposal of any pool of assets of the Company or of any asset of the Company not in such pool, on the assumption that the disposals are made for a consideration equal to the book value shown in or adopted for the purpose of the Accounts for the assets in the pool or (as the case may be) for the asset.

2.11	Employees

2.11.1	The Vendor has accounted to the Inland Revenue within the prescribed time scales (including, without limitation, operating the Pay As You Earn regime) and national insurance contributions (including, without limitation, both primary and secondary Class 1 national insurance contributions) in relation to the grant, holding or exercise of any options or other share based incentives granted to those employees and former employees of the Company employed or formerly prior to Completion.

2.11.2	Since the Accounts Date the Company has not made any payment which may be wholly or partially disallowed under s.112 Finance Act 1993 nor did any circumstances exist at the Accounts Date which could result in any payment made after that date being so disallowed.

2.12	Groups

2.12.1	The Disclosure Letter gives details of every written agreement that the Company has within the last seven years entered into for the claim or surrender of group relief under the provisions of s.402 to s.413 (inclusive) Taxes Act 1988 or of Advance Corporation Tax under the provisions of s.240 Taxes Act 1988.

2.12.2	Except as provided in the Accounts the Company is not nor will be under any obligation to make or has any entitlement to receive in respect of any period ending on or before the Accounts Date any payment for group relief as defined in s.402(6) Taxes Act 1988 or any payment for the surrender of the benefit of an amount of Advance Corporation Tax or repayment of such a payment.

2.12.3	No asset of the Company shall be deemed under s.179 TCGA 1992 to have been disposed of and reacquired by virtue of or in consequence of the entering into or performance of this agreement or any other event since the Accounts Date.

2.12.4	No tax has been or may be assessed on the Company pursuant to s.190 TCGA 1992 in respect of any chargeable gain accrued prior to the date of this agreement and the Company has not at any time within the period of seven years ending with the date of this agreement transferred any asset other than trading stock (including without limitation any transfer by way of share exchange within s.135 TCGA 1992) to any company which at the time of disposal was a member of the same group (as defined in s.170 TCGA 1992).

2.13	Tax avoidance

2.13.1	The Company has not been a party to or otherwise involved in any transaction to which any of the following provisions apply:

s.29 to s.34 TCGA 1992;
s.176 or s.177 TCGA 1992;
s.116 or s.118 Taxes Act 1988;
s.399 Taxes Act 1988;
s.729 to s.746 and s.774 to s.787 Taxes Act 1988.

2.13.2	The Company has not been a party to any transaction to which any of the following provisions have been applied other than transactions in respect of which all Inland Revenue clearances have been obtained after disclosure of all material facts:

s.139 TCGA 1992;
s.135 or s.136 TCGA 1992;
s.140A or s.140C TCGA 1992;
s.213 to s.218 Taxes Act 1988 and s.192 TCGA 1992;
s.219 Taxes Act 1988.

2.13.3	The Company has not been involved in any transaction or series of transactions which, or any part of which, may for any tax purposes be disregarded or reconstructed by reason of any motive to avoid, reduce or delay a possible liability to tax.

2.14	Stamp duty and stamp duty reserve tax

2.14.1	All documents in the enforcement of which the Company may be interested and which are liable to stamp duty (or any corresponding Taxation in any foreign jurisdiction) have been duly stamped.

2.14.2	The Company has not since the Accounts Date incurred any liability to or been accountable for any stamp duty reserve tax (or any corresponding Taxation in any foreign jurisdiction) and there has been no conditional agreement within s.87(1) Finance Act 1986 which could lead to the Company incurring such a liability or becoming so accountable.

2.14.3	The Companies is not nor has been a person falling within subsections (6) (7) or (8) of s.67 or of s.70 Finance Act 1986, nor has it given or become obliged to give any notification under s.68 or s.71 Finance Act 1986, nor has it incurred any liability to stamp duty reserve tax under s.93 to s.97 Finance Act 1986.

2.15	Position since last audited accounts

Since the date of the last audited accounts:

2.15.1	the Company has not been involved in any transaction which has given or may give rise to a liability to Taxation on it other than Taxation in respect of normal trading income or receipts of that Company arising from transactions entered into by it in the ordinary course of business;

2.15.2	the Company has not been involved in any transaction otherwise than on arm’s length terms; and

2.15.3	the Company has not made any payment in respect of Taxation primarily chargeable against some other company or person.

SCHEDULE 13

Tax Representations and Warranties for CFX Germany

1.	INTERPRETATION

1.1	For the purpose of this Schedule 13 all definitions shall have the same meaning as those set out in the Agreement and the Tax Deed unless otherwise specified.

1.2	The following words shall have the following meanings:

“Taxes”

any German Customs duties, taxes, contributions, fees or levies including corporation tax, trade tax, value added tax, wage withholding tax, withholding tax in respect of dividends, interest and royalties, real estate tax and social security contributions.

any penalties, interest or other additional payments relating to any tax mentioned in paragraph (a) of this definition levied for late filing of the appropriate returns or late payment of the initial tax liability as well as any additional charges (“Nebenleistungen”).

2.	TAX WARRANTIES

2.1	CFX Germany has properly and timely filed all Tax declarations and paid all Taxes due or reserved adequate amounts for Tax payments, including all tax payments and the contributions to statutory insurances (social security) due for employees.

2.2	CFX Germany neither resolved, declared or effected any profit distribution (including any hidden profit distributions).

SCHEDULE 17

Asset Purchase Agreement

SALE OF PART OF A BUSINESS AGREEMENT

BETWEEN THE UNDERSIGNED:

-	AEA Technology France, a French Société à Responsabilité Limitée (limited liability company) with a share capital of € 152,449.02, whose registered office is located at 16 rue Charles Martigny, 94700 Maisons Alfort, registered with the Trade and Companies Registry of (“Registre du Commerce et des Sociétés”) Creteil under number 417 592 649, represented for the purposes hereof by its Gérant, Mr. Stephen Fleet, duly authorized for this purpose by a decision of the Shareholders dated............ 2003, a copy of which is annexed hereto as Exhibit I to this agreement,

(hereinafter referred to as: the “Transferor”),

on the one hand,

AND:

-	ANSYS FRANCE, a French Société à Responsabilité Limitée (Limited Liability Company), with a share capital of € 16,000, whose registered office is located at 2 rue Troyon, 92316 Sèvres Cedex, registered with the Trade and Companies Registry (“Registre du Commerce et des Sociétés”) of Nanterre under number 422 803 270, represented for the purposes hereof by its Managing Director, Mr. Gary Carter, duly authorized for this purpose by a decision of the Shareholder dated January 20 2003, a copy of which is annexed hereto as Exhibit II to this agreement,

(hereinafter referred to as: the “Transferee”),

on the other hand,

The Transferor and the Transferee shall be referred to collectively as the “Parties” or individually as the “Party”.

WHEREAS:

The Transferor operates a business which consists in computer services, software development, supply of scientific and engineering services, performance of operations related to mechanics and electronics industry known as the n-code business, as well as an activity of supply of computational fluid dynamics software and value added services known as the CFX business.

The Transferor operates these two businesses (hereinafter the “Business”) in its premises located at 16 rue Charles Martigny, 94700 Maisons Alfort and is registered with the Trade and Companies Registry of Créteil under number 417 592 649.

The Transferee operates a business which consists in a consultancy in computer systems and the production and distribution of software in its premises located at 2 rue Troyon, 92316 Sèvres Cedex and is registered with the Trade and Companies Registry of Nanterre under number 422 803 270.

The Transferor is willing to transfer and the Transferee is willing to purchase the activity of supply of computational fluid dynamics software and value added services known as CFX Business (hereinafter the “CFX Business”) operated by the Transferor only.

THIS HAVING BEEN SET FORTH, IT HAS BEEN AGREED AS FOLLOWS:

Article 1.—SALE—DESCRIPTION

The Transferor hereby assigns and transfers to the Transferee, which hereby accepts, under the standard ordinary legal warranties and under the terms and conditions set forth hereinafter, the CFX Business which is part of the Business operated by the Transferor.

The CFX Business is assigned and transferred with all the tangible and intangible assets as below described, which are necessary to operate the CFX Business and which are included in the Business, i.e.:

-	the employee(s), a list of whom is annexed as Exhibit III to this agreement,

With respect to the intangible assets:

-	the customers attached to the CFX Business, a list of which is annexed as Exhibit IV to this agreement, subject to their approval if required,
-	the agreements attached to the CFX Business, a list of which is annexed as Exhibit V to this agreement, subject to, when necessary, the authorization of the assignment of these agreements by the co-contractor,

With respect to the tangible assets:

-	the materials and equipment, a list of which is annexed as Exhibit VI to this agreement,
-	the facilities, tools and other furniture used to operate the CFX Business, a list of which is included in the inventory acknowledged by the Parties (“inventaire contradictoire”) as annexed as Exhibit VII to this agreement.

and the customers receivables resulting from the operation of the CFX Business, a list of which is annexed as Exhibit VIII to this agreement.

The Parties expressly agree not to include in the transfer of the CFX Business all tangible or intangible assets which would not expressly be listed in this agreement. It being specified that said transfer does not include the lease on the premises located at 16 rue Charles Martigny, 94700 Maisons Alfort, nor any intellectual property rights or licenses of intellectual property rights and in particular the trade mark(s) used by the Transferor.

Article 2.—REPRESENTATIONS:

2.1.—Origin of Title

The Transferor represents that it is the owner of the CFX Business, which is part of the Business set-up on the incorporation of the Transferor i.e. on 6th April 1998.

The Transferee releases both the drafters of this agreement and the Transferor from disclosing any other information in connection with the origin of title and ownership of any Business other than the CFX Business.

2.2.—Registration of liens

As set forth on the statement regarding liens and publications issued by the clerk of the Trade and Companies Registry (Registre du Commerce et des Sociétés) of Creteil, to which the CFX Business was attached as at the date of issuance of such statement, dated 23 December 2002 and annexed as Exhibit IX to this agreement, the Business is encumbered by the following registrations:

-	registration of a lease agreement entered into between the Transferor and Locam in connection with lease of telecommunication equipment,
-	registration of two lease agreements entered into between the Transferor and DIAC Location in connection with the lease of two Renault Laguna cars.

The Transferor represents that these liens have been granted in connection with assets which are excluded from the CFX Business and as a consequence from the transfer of assets as contemplated in this agreement.

2.3.—Business Revenue and Profits

The Transferor represents that its revenue and profits, for the CFX Business transferred, over the last three last financial years was, as follows:

-	Revenue for the financial year ended on March 31, 2000: FRF 3,515,000 or € 535,858

-	Profit for the financial year ended on March 31, 2000: FRF (578,000) or (€ 88,115)

-	Revenue for the financial year ended on March 31, 2001: FRF 6,231,000 or € 949,909

-	Profit for the financial year ended on March 31, 2001: FRF (349,000) or (€53,204)

-	Revenue for the financial year ended on March 31, 2002: € 719,000

-	Profit for the financial year ended on March 31, 2002: (€ 86,000)

The Transferor represents that this revenue was earned by the performance of the CFX Business only.

The Transferee releases the Transferor from disclosing the revenue and profit for the period starting from 1st April 2002 to the date hereof for both the Business and the CFX Business.

The revenue and profit of the CFX Business stated in this clause 2.3 to this agreement have been established on the basis of the annual accounts of the Transferor in compliance with the accounting principles used by the Transferor during each of these periods of time, it being understood that no independent annual accounts are established for the CFX Business and that the figures supplied are merely an apportionment and estimate of the figures attributable to the CFX Business realised for the purpose of the assignment of the CFX Business.

2.4.—Other Representations

2.4.1.	The Transferor further represents:

-	that nothing exists within its legal status that could hinder the unrestricted disposal or enjoyment, by the Transferee, of the CFX Business, particularly as a result of a judicial reorganization or liquidation, suspension of payments, total or partial seizure of its assets;

-	that the employees whose employment contracts are taken over by the Transferee are set forth on the list annexed hereto as Exhibit III; the employment contracts of the employees remaining with the Transferor shall remain binding on the Transferor;

-	that this agreement has been duly authorised by its shareholder(s).

2.4.2.	The Transferee represents:

-	that nothing exists within its legal status that could hinder the unrestricted disposal or enjoyment of the CFX Business, particularly as a result of a judicial reorganisation or liquidation, suspension of payments;

-	that it has never been the subject of any criminal sentence or civil or administrative sanction of any kind whatsoever that could prevent it from performing a commercial activity,

-	that there is no infringement or other restriction, legal or contractual, to the acquisition of the CFX Business,

-	that this agreement has been duly authorised by its shareholder.

2.4.3.	Lastly, the Transferor and the Transferee represent that, prior to the signing of this Agreement, and in accordance with article 15 of the law dated June 28, 1935, they initialed the accounting books referring to the last three years of operation. They respectively acknowledge that they are in possession of one inventory of said books, prepared and signed by them.

Article 3.—TRANSFER OF THE OWNERSHIP RIGHTS AND ENJOYMENT

The Transferee shall be the full owner and have full enjoyment of the CFX Business transferred by taking real and effective ownership as at the date of signature of this agreement (hereinafter the “Date of Transfer”) whether or not full or partial possession thereof is taken by the Transferee.

As a result of the foregoing, the Transferor will, as of the Date of Transfer, exercise all rights and prerogatives attached to the assets hereto transferred as part of the CFX Business, and assume the CFX Business qualification of “Successor to the Transferor”.

Article 4.—TERMS AND CONDITIONS

This sale is approved and accepted under standard and de jure charges and conditions, and particularly under the following conditions:

4.1.  For the Transferor:

-	to pay and/or to reimburse all expenses, charges and cost resulting from the operation of the CFX Business being transferred, due up to the Date of Transfer;

-	to guaranty, in accordance with ordinary law, to the Transferee, particularly in application of articles 1641 et seq. of the Civil Code, the accuracy of all statements concerning the origin of title, the charges encumbering the business;

-	to keep the accounting books at the disposal of the Transferee for three years as of the Date of Transfer;

-	to be personally liable for the termination, at its own expense, of all leases, supply contracts for goods, or service provider contracts which could exist and not have been transferred despite their concerning the transferred CFX Business, it being stated that the Transferee undertakes to take over only those contracts transferred in this agreement or expressly accepted by it.

-	to be personally liable for the continuation or termination of any employment contracts directly related to the CFX Business in force as at the Date of Transfer which would not have been transferred, under the condition of personally paying all compensation which could be owed in the event of termination, so that no recourse may be exercised against the Transferee with respect thereto.

4.2.  For the Transferee:

-	to take over the part of the CFX Business being transferred as set forth above, as is and where is on the Date of Transfer;

-	to pay, as of Date of Transfer, all taxes, contributions, duties and other charges of any nature whatsoever which could arise from the operation of the CFX Business set forth above, it being agreed that the amount of the taxe professionnelle owed for the year 2003 and computed in connection with the CFX Business only shall be paid by the

Parties prorata temporis of the period of its enjoyment of the CFX Business. Consequently, the Transferee undertakes, within one (1) month after the payment of such tax by the Transferor to reimburse to the Transferor the amount of the taxe professionnelle that should have been paid by the Transferor corresponding to the sum prorata temporis of the period of its enjoyment of the CFX Business;

-	to deal personally with the subscription of all insurance policies necessary to operate the CFX Business;

-	to provide the Transferor with all and any financial, administrative, social or legal information and/or documentation in connection with the CFX Business that the latter could request;

-	to comply with all the conditions set by the law and regulations in force in order to operate the CFX Business.

Article 5.—TRANSFER PRICE

5.1.  Determination of the price

This assignment and transfer is approved and accepted in exchange for the price in principal of [one hundred thirteen thousand one hundred forty six TO BE CONFIRMED] (€ [113,146 TO BE CONFIRMED]) euros excluding VAT (hereto referred to as the “Price”).

The Price shall be allocated as follows:

(i)	............for the intangible assets TO BE CONFIRMED

(ii)	eighteen thousand three hundred forty eight (€ 18,348) euros TO BE CONFIRMED, for the tangible assets,

(iii)	[ninety four thousand seven hundred ninety eight TO BE CONFIRMED] (€ [94,798 TO BE CONFIRMED]) euros, for the receivables. (OUTSTANDING / RECEIVABLES)

5.2.  Payment of the price

The Price is paid in cash by wire transfer of the whole amount of [one hundred thirteen thousand one hundred forty six TO BE CONFIRMED] (€ [113,146 TO BE CONFIRMED] which shall be deposited onto the Transferor’s bank account, details of which are provided separately by the Transferor to the Transferee. The price shall not bear interest, as mutually agreed to herein.

Article 6.—EMPLOYMENT CONTRACTS

In accordance with article L.122-12 of the French Code du Travail, the current terms of employment of the employees whose names are set forth on the list annexed hereto as Exhibit III (hereinafter the “Employees”) are without exception or reserve, transferred to the Transferee who, as from the Date of Transfer, shall be the sole employer of the Employees.

The Transferee guarantees to maintain the seniority and all accumulated benefits and rights of the Employees. The Transferee shall thus have to pay to the Employees the paid vacations, the rights acquired and other premiums and advantages, when the date of payability is further to the Date of Transfer and to support all related social taxes thereto.

The Transferor shall bear the part of the social charges, salaries and amounts to be paid to the Employees, pursuant to any applicable law, collective bargaining agreement or agreements and in particular the paid vacation and other premiums and advantages relating to the period prior to the Date of Transfer as well as the related social taxes thereto.

The Transferor shall indemnify in full and hold harmless the Transferee against any actions, proceedings, costs, claims, demands, awards, fines, court orders, expenses and liability whatsoever (including, without limitation, reasonable legal and other professional fees and expenses) in connection with or as a result of any claim made by any past or present employees of the Transferor in connection with the implementation and/or termination of their employment contracts prior to the Date of Transfer and/or in connection with Article L.122-12§2 of the French Labour Code, being stated that the Transferor will indemnify the Transferee if such actions, proceedings, costs, claims, demands, awards, fines, court orders, expenses and liability whatsoever have effectively been brought to its attention by recorded delivery letter with acknowledgement of receipt within five (5) years as from the Date of Transfer only.

In respect of any claim arising pursuant to this article 6, immediately after becoming aware that matters have arisen which will or will probably give rise to a claim, the Transferee will notify the Transferor in writing of the potential claim and of the matters which may give rise to such claim. The Transferee will take such action as the Transferor may reasonably require to avoid, resist, contest or compromise the potential claim unless, in the reasonable opinion of the Transferee, such action would have a detrimental effect on the goodwill of the Transferee.

The Transferor shall be responsible for the day-to-day conduct of any dispute or court or tribunal proceedings which form the basis of an indemnity provided that the Transferor shall generally keep the Transferee appraised of significant developments in such proceedings and consult with the Transferee, with a view to seeking an agreement, on each significant step in the dispute or proceedings.

At all times prior to the settlement of any dispute or proceedings relating to a claim, each party will clearly and fairly disclose in writing to the other all information and documents known to it and in its possession relating to the potential claim and, if requested by the Transferor, the Transferee will give the Transferor and its professional advisers reasonable access to the personnel of the Transferee and to any premises, chattels, accounts, documents and records within the power, possession or control of the Transferee, which, in each case, are relevant to the dispute or proceedings which form the basis of the claim, to enable the Transferor and its professional advisers to interview such personnel, and to examine such premises, chattels, accounts, documents and records and to take copies of them at its own expense, provided that, on the settlement of any dispute or proceedings which form the basis of the claim, the Transferor shall return all such copies.

If the Transferee reasonably believes that, in order to avoid a matter which would otherwise have a detrimental effect on the goodwill of the Transferee, it is necessary to settle or compromise any dispute or proceedings underlying an claim then it shall be entitled to conclude such settlement or compromise without the prior consent of the Transferor provided that it shall first notify the Transferor of its intention to do so and provided that the amount of such settlement or compromise does not exceed an amount that a court tribunal or ombudsman might reasonably be expected to award as determined by an expert with employment expertise (appointed and instructed jointly by the Transferee and the Transferor whose fees shall be payable equally by the Transferee and the Transferor).

Article 7.—RELEASE OF THE DRAFTERS

The Parties hereby acknowledge that the drafters of this agreement were not involved in the negotiation process and have merely committed in writing the various undertakings of the Parties as the said Parties so wanted. The Parties represent that they release the drafters from all liability with respect to their representations and warranties as well as with respect to the information provided in this agreement and that, with respect to all hand-written additions to this document, such additions were made in the presence of the Parties, upon their request and with their mutual agreement.

Article 8.—ESCROW

The Transferor hereby represents that it will keep the amount of the Price paid unavailable throughout the legal period of time, following the publication of the details of the transfer, during which creditors may object to such transfer.

In the event that one or several creditors of the Transferor, regardless of whether their claim is payable or not, object to the payment of the Price, the Transferor guarantees to hold the Transferee harmless in the event of a claim for payment, and the Transferor represents that, upon first request, it will pay all the creditors, who will have applied either directly to him or to the Transferee and, in any case, it will bear all the costs pertaining to these objections, including procedural costs, payment of the releases of mortgage, and any cost pertaining to subsequent legal proceedings, if any.

The Parties admit and represent, both jointly and separately, that they discharge the drafter of this agreement simply, totally, and finally; they acknowledge that this agreement has been written on the basis of their representations and in accordance with their will, in full knowledge of the facts, not to give the assignment Price to an escrow agent for the time period during which an opposition may be made.

Article 9 – OBJECTIONS

For the validity of the objections, the Transferor and the Transferee elect residence at the offices of the [Name of the Process-Server] Process-Server and at the same time at the offices of the Transferor to receive the objections and for the validity of the objections.

The Transferor undertakes to inform without any delay the Transferee upon receipt by itself of any objection from the creditors of the CFX Business or from the Process-Server and shall pay and discharge the claims of the said creditors in accordance with the provisions of this agreement.

The cost of administrating the claims shall be borne by the Transferor who undertakes to proceed with their payment.

Likewise, the Transferor shall bear all costs and fees in relation with the deletion of surety registrations and releases of oppositions and/or encumbrances

Article 10.—FORMALITIES

The following formalities shall be performed:

10.1.—Publication

The Transferee shall perform, within the time periods provided by law, all publication formalities provided by the law of March 17, 1909, as amended by the law of July 26, 1955 within fifteen (15) days after the Date of Transfer and in particular pursuant to Article 3 last paragraph of the Decree n° 67-238 of 23 March 1967, the Transferee shall request from the competent Court Registrar the publication of the notice relating to this transfer of assets in the Official Bulletin of Civil and Commercial Announcements (BODACC).

The Transferee shall evidence to the Transferor that it has performed these publications within ten (10) days as from completion of such publication.

10.2.—Tax returns

The Transferee shall file an original of the French executed version as executed on the Date of Transfer of this agreement with the tax administration within ten (10) days after the first publication of the assignment that is the object of this agreement.

The Transferee undertakes to fill in and to file with the tax authorities to which it is affiliated, three copies of the tax returns n° 2672 and 2676.

The Transferee shall evidence to the Transferor that it has filed this agreement and the tax returns n° 2672 and 2676 within ten (10) days as from completion of such filing.

10.3. – Stamps duties, transfer taxes, costs and fees

The stamps duties and transfer taxes required for this agreement are exclusively borne by the Transferee who undertakes to pay them, it being stated that each of the Transferor and the Transferee will be responsible for the fees of their own legal counsel and financial advisers. The Transferee shall evidence to the Transferor that it has paid the said stamp duties within ten (10) days as from effecting such payment and the Transferee undertakes to hold the Transferor harmless in the event of any claim for payment from the French administration in connection with the payment thereto.

The Parties agree that the assignment of receivables listed in Exhibit VIII shall be notified to the creditors in accordance with the provisions of article 1690 of the French Code Civil at the sole costs of the Transferee. In addition, the Transferee undertakes to bear all and any costs connected to any other formalities required for such assignment

Article 11.—DECLARATION OF ACCURACY OF THE PRICE

The Parties declare, under those penalties established by article 1837 of the General Tax Code, that this agreement sets forth the total price agreed to. The Parties further acknowledge that they have been informed by the drafter(s) of the penalties and sanctions incurred in the event this declaration is inaccurate.

Article 12.—VALUE ADDED TAX

The parties hereto acknowledge that they have been informed of article 31-1 of the 1990 Finance Law which applies value added tax to all transfers of moveable property having received a total or partial VAT rebate. Such value added tax is due in principle upon delivery of the property

However, the instruction 3A6-90 of February 22, 1990 with respect to the application of the aforementioned article 31-1 provides that the taxation of the transfer of moveable property as an investment is not required if the Transferee provides, in the deed of sale, to subject all subsequent transfers of property to value added tax as well as, where applicable, all settlements provided for under articles 210 and 215 of Annex II of the General Tax Code which would have been owed if the Transferor had continued to use the property.

In the event of a subsequent transfer of the property, a tax return must be filed in duplicate with the local tax office of the new operator. Such tax office shall send one tax return to the previous operator’s tax office.

Consequently, the Transferee hereby irrevocably agrees to subject all subsequent transfers of equipment herein purchased by it, if any, to VAT and to make, where applicable, all adjustments provided for under articles 210 and 215 of Annex II to the General Tax Code.

Article 13. – JURISDICTION – LANGUAGE

This agreement which is executed in both French and English language is governed by and construed in accordance with French law. The Parties agree that the French version of this agreement is a sworn translation in view of its registration with the French tax administration and that the Transferee has been responsible for its preparation.

The English version of this agreement is the only one which is binding upon the Parties and represents the terms and conditions of their understanding and agreement. In the event of conflict and/or difference of any nature whatsoever between the French version and the English version of this agreement, the English version shall prevail.

For all disputes regarding this sale of a business, the parties hereby grant jurisdiction to the court of Paris.

Article 14.—ELECTION OF DOMICILE

For the performance of this agreement and the consequences hereof, the Parties hereby elect their respective domicile at their respective registered offices as set forth on the first page of this agreement and particularly for the validity of the registrations to be made with the Clerk’s Office of the Commercial Court of Creteil and as the case may be, Nanterre.

Any notice or other communication given in connection with this agreement will be in writing and will be delivered by recorded delivery letter to the recipient’s address set out in this agreement or to any other address which the recipient has notified in writing to the sender received not less than seven (7) days before the notice was dispatched.

Full powers are given to the bearer of an original of this agreement for the completion of formalities.

Executed in                         , on                 , 2003, in five copies,

For AEA Technology France SARL, Mr.	For ANSYS France SARL, Mr. Gary Carter

LIST OF EXHIBITS

I Decision of the Shareholders of AEA Technology France SARL dated                     , 2003

II Decision of the Shareholder of Ansys France SARL dated January 20, 2003

III List of employee(s) taken over by the Transferee

IV List of customers

V List of contracts

VI List of materials and equipment

VII List of facilities, tools and other furniture (“Inventaire contradictoire”)

VIII List of customer receivables with appropriate details (customer’s name and amount of each receivable)

IX Statement of recorded liens on AEA Technology France SARL (“Etats des inscriptions”)

SCHEDULE 18

Return of Cash

The Vendor undertakes that before Completion it will not repatriate cash, other than in the normal course of business, from the CFX Business, other than with the prior written consent of the Purchaser, such consent not to be unreasonably withheld. In recognition that the Consideration is free of cash and debt in the CFX Business, the Purchaser undertakes to return to the Vendor following Completion an amount equal to the net balance of cash and borrowings as set out in the agreed upon Completion Balance Sheet, subject to the following provisions:

1.	Definitions

“CFX Cash”—any cash payments in respect of Staff Reduction Costs that will fall due for payment by the CFX Business after Completion, the total of such cash payments being determined by the compromise, severance and termination agreements signed between the employees (production of such signed agreements by the Vendor shall be conclusive as to the amount of such cash payments), the CFX Business and, where appropriate, the Purchaser, net of any cash payments in respect of Staff Reduction Costs that have been made by the Vendor prior to Completion, or that both parties agree will be made by the Vendor after Completion.

“Total Cash at Completion” – the amount of cash, net of overdrafts and current borrowings, as per the Completion Balance Sheet.

“Initial Cash Settlement” – An amount equal to the difference between the amount of cash, net of overdrafts and current borrowings, as per the bank balances of the CFX Companies at Completion and the sum of: CFX Cash plus $1,000,000.

“Working Capital Balance” – all current assets (including cash) less 50% of deferred revenue less 50% of current capital lease obligations less all remaining current liabilities as per the Completion Balance Sheet, less the “Initial Cash Settlement” save that:

(i)	The provision for doubtful accounts receivable shall comprise only those accounts receivable that are 120 days overdue at completion where days overdue are reckoned from the payment terms described on the sales contract or sales invoice, whichever contains the later date for payment being due

(ii)	No liability shall be included in respect of holiday pay

(iii)	Any Intra-Group Obligations at Completion will be excluded, in accordance with 12.9 in the agreement.

2.	Settlements

2.1	Within seven Business Days following Completion, the Purchaser will pay to the Vendor an amount of cash equal to the Initial Cash Settlement in accordance with the instructions of the Vendor.

Within seven Business Days following the day on which the Completion Balance Sheet and the Working Capital Balance are agreed or determined in accordance with Schedule 14, payment (if any) will be made by either the Vendor or the Purchaser (as they each shall direct) in accordance with paragraph 2.2 below.

2.2	If the Working Capital Balance is positive, the Purchaser will return to the Vendor, the amount by which it is positive (such amount not to exceed the difference between Total Cash at Completion and the Initial Cash Settlement), plus accrued interest at a rate of 3.0% per annum. If the Working Capital Balance is negative, the Vendor will pay to the Purchaser, the amount by which it is negative, plus accrued interest at a rate of 3.0% per annum.

SCHEDULE 19

Part 1—German Share Transfer Agreement

File No: [NUMBER]

Notarised in [LOCATION],

this [DATE] 2003

Before Notary [NAME] at [LOCATION]

appeared

[NAME], born [LOCATION], [ADDRESS], personally known to the Notary, acting not in his own name but as representative without power of representation—awaiting approval from the Vendor and Purchaser—for

1.	AEA Technology plc, a public limited company incorporated under the laws of England and Wales (company registration number 3095862), having its registered office at 329 Harwell, Didcot, Oxfordshire, OX11 0QJ the “Vendor”); and

2.	CFD & Structural Engineering GmbH, [DETAILS] (the “Purchaser”).

The person appearing requested that the following declarations be recorded in the English language. The Notary who speaks English ascertained that the person appearing also has command of the English language.

The person appearing then declared:

Preamble

The Vendor is the sole shareholder of AEA Technology GmbH, a German limited liability company whose business address is at [LOCATION], Germany, which is registered at the Commercial Register of the Local Court in Munich under registration number HRB 94688 (the “Company”). The Vendor holds 3 shares in the Company in the nominal amount of DM 50,500 (consisting of one share at a nominal value of DM 40,000, one share at a nominal value of DM 10,000 and one share at a nominal value of DM 500) (the “Shares”). The Shares represents 100% of the issued share capital (“Stammkapital”) of the Company. The share capital of the Company is completely paid up.

Now therefore the person appearing declared:

A.	Transfer Agreement

In fulfilment of a sale and purchase agreement entered into in England under English law between AEA Technology plc, an English law public limited company and Ansys Inc., a corporation incorporated under the laws of [JURISDICTION], the Vendor and Purchaser conclude the following Transfer Agreement:

I.	The Vendor hereby transfers and assigns the Shares to the Purchaser who accepts this transfer and assignment. All ancillary rights relating to the Shares are transferred together with the Shares, in particular the right to participate in any profits.

II.	The transfer and assignment of the Shares shall become effective as of the date of approval of this Transfer agreement by the Vendor and the Purchaser (hereinafter referred to as “the Effective Date”).

III.	The Purchaser shall exclusively be entitled to all profits of the Company, which will accrue on or after the Effective Date. [In addition, the Purchaser shall be entitled exclusively to all undistributed profits that have accrued prior to the Effective Date.]

IV.	As the Vendor is the sole shareholder of the Company, no further approval to transfer the Shares is necessary.

V.	This Agreement shall be governed by the laws of the Federal Republic of Germany.

VI.	The Purchaser shall bear the costs of notarising this Agreement.

The Company is registered for tax purposes with the tax authorities in [LOCATION] under tax number [NUMBER].

The Company does not own any real estate.

The Notary has pointed out that notice of the transfer of the Share has to be given to the Company according to Section 16 GmbHG (German Act on Limited Liability Companies) and to the Commercial Register in Munich according to Section 40 GmbHG after the transfer has become effective. He has further drawn his attention to the parties to Sections 22 and 24 GmbHG.

The Notary is requested to notify the Company of the transfer according to Section 16 GmbHG by sending a complete certified copy of this document to the Company.

Any approval necessary for the validity of this document shall become valid when it has been received by the Notary.

This document has been read out to the person appearing, approved by him and signed by him and the Notary.

Part 2—Vendor Declaration of Approval of German Shares Transfer Agreement

DECLARATION OF APPROVAL

In the Notarial Deed of [DATE], Deed Roll No. [NUMBER] of Notary [NAME]

AEA Technology plc, an English law public limited company (registration number 3095862), whose registered office is at 329 Harwell, Didcot, Oxfordshire, OX11 0QJ, was represented by [NAME] as a representative without power of representation.

AEA Technology plc, represented by [NAME] hereby declares that it has knowledge of, and hereby approves as binding on itself, the contents of the aforementioned document and all declarations and statements made in its name in the aforementioned document.

SIGNED by

For and on behalf of

AEA Technology plc

Dated                                  2003

Part 3—Purchaser Declaration of Approval of German Shares Transfer Agreement

In the Notarial Deed of [DATE], Deed Roll No. [NUMBER] of Notary [NAME]

DECLARATION OF APPROVAL

Ansys GmbH, a [German limited liability company (registration number HRB [NUMBER] registered at the Commercial Register in [LOCATION]) OR COMPLETE AS APPROPRIATE FOR PURCHASER], whose business address is at [ADDRESS], was represented by [NAME] as a representative without power of representation.

[NAME], represented by its [Geschäftsführer/OR COMPLETE AS APPROPRIATE FOR PURCHASER] [NAME] hereby declares that it has knowledge of, and hereby approves as binding on itself, the contents of the aforementioned document and all declarations and statements made in its name in the aforementioned document.

SIGNED by

For and on behalf of

Ansys GmbH

Dated                          2003

SCHEDULE 20

GUARANTEE AND RETENTION FUND INSTRUCTION LETTER

ANSYS, Inc

of 275 Technology Drive,

Canonsburg, PA 15317, USA

and

AEA Technology plc

of 329 Harwell, Didcot,

Oxfordshire OX11 0QJ, UK

TO:	Brobeck Hale and Dorr Alder Castle 10 Noble Street London EC2V 7QJ Eversheds Cloth Hall Court Infirmary Street Leeds LS1 2JB	2003

Dear Sirs

Bank Guarantee and Retention Fund

This Guarantee and Retention Fund Instruction Letter relates to the provision of a Bank Guarantee and a Retention Fund, both as defined in an agreement (the “Share Purchase Agreement”) dated 4 February 2003 between the Vendor and the Purchaser relating to the sale and purchase of the entire issued share capital of the CFX Companies and the French Assets. Words and expressions defined in the Share Purchase Agreement shall, save as otherwise defined or as the context may require in this letter, have the same meanings in this letter.

We hereby jointly and irrevocably instruct you as follows:

1.	In accordance with clause 8.3 of the Share Purchase Agreement, the Bank Guarantee will be executed on Completion by National Westminster Bank plc (the “Guarantee Bank”) and will be addressed to, and held by, the Purchaser’s Solicitors.

2.	If within 24 months of the date of Completion the Purchaser provides notice (and attached to the notice is a consent to the Settled Claim signed by the Vendor or a copy of the court order in respect of the Settled Claim) (the “Guarantee Notice”) to the Purchaser’s Solicitors and the Vendor’s Solicitors (together the “Guarantee

Solicitors”) that there is a Settled Claim, then the Guarantee Solicitors will immediately give notice to the Guarantee Bank (in accordance with the terms of the Bank Guarantee) for the entire amount of the Settled Claim (including any costs which may be agreed or awarded in favour of the Purchaser, as set out in the Guarantee Notice) to be paid to the Purchaser.

3.	If the Purchaser provides notice to the Guarantee Solicitors that there is a matter in accordance with paragraph 2.4 of Schedule 6 (and including the amount claimed and a reasonable, in the circumstances, estimate of the Purchasers costs in connection with the matter), then immediately prior to the expiry of the 24 month period, the Purchaser’s Solicitors will immediately give notice to the Guarantee Bank (in accordance with the terms of the Bank Guarantee) for the Held Over Amount(s) (as defined below) to be paid into a joint, on demand interest bearing account with National Westminster Bank plc in the name of the Guarantee Solicitors (the “Retention Fund”) who will hold the Retention Fund as stakeholders upon trust for the Purchaser and the Vendor subject to the terms of this letter pending determination or agreement of the matter or an award in respect of it.

4.	For the purposes of this letter, the “Held Over Amount(s)” shall be the amount(s) of any Claims notified to the Vendor by the Purchaser in accordance with paragraph 2.4 of Schedule 6 to the Share Purchase Agreement which have not become Settled Claims by the 24 month anniversary of Completion (or which have become Settled Claims but have not been paid by the 24 month anniversary of Completion).

5.	The Vendor shall be entitled to seek Counsel’s opinion as to whether the amount of any Held Over Amount (after payment has been made into the Retention Fund) is in excess of the amount that would, in the opinion of Counsel, be reasonably likely to be awarded by a court to the Purchaser if it was successful in relation to the relevant Claim. Counsel shall be jointly instructed by the Purchaser and the Vendor to opine on what monetary amount a court would reasonably likely award to the Purchaser if it was successful in relation to the relevant Claim and both the Purchaser and the Vendor shall be entitled to make representations to Counsel. For this purpose Counsel shall be Queen’s Counsel of a minimum of 10 years’ call as selected by the Vendor with the agreement in writing of the Purchaser or, where no such agreement can be reached within 10 days of the Vendor providing the name of its selection to the Purchaser, as selected by the Chairman for the time being of the General Council of the Bar on the written application of either the Purchaser or the Vendor. The fees of Counsel shall, if Counsel’s opinion is that the Hold Over Amount is not in excess of the amount reasonably likely to be awarded by a court, be paid by the Vendor. The fees of Counsel shall, if Counsel’s opinion is that the Held Over Amount is in excess of the amount reasonably likely to be awarded by a court, be paid by the Purchaser. In the event that Counsel’s opinion is that the Held Over Amount is in excess of the amount reasonably likely to be awarded by a court, the Guarantee Solicitors shall, on receiving a signed copy of Counsel’s opinion stating the amount that, in the opinion of Counsel, represents the amount reasonably likely to be awarded by a court, give instructions to the Bank to return the excess over the relevant Held Over Amount immediately to the Vendor.

6.	Once a claim or dispute has been determined or agreed or an award has been made in respect of it then any amount payable out of the Held-over Amount(s) in respect of it to either the Purchaser or the Vendor will be paid by the Guarantee Solicitors forthwith to the Purchaser’s Solicitors or the Vendor’s Solicitors respectively as the case may be in accordance with the instructions of the Purchaser or the Vendor as appropriate.

7.	Any payments from the Retention Fund shall be made by you in accordance with the provisions of this letter. You shall not deal with the funds held from time to time in the Retention Fund except in accordance with the provisions of this Retention Fund Instruction Letter or any written instructions signed on our behalf in accordance with paragraph 9 of this letter.

8.	On receipt of a notice signed jointly by the Purchaser and the Vendor, you shall instruct the Bank to make such transfer from the Retention Fund to each of the Purchaser and the Vendor to the account nominated for the purpose by them respectively, the amount specified in such notice.

9.	You may (without making any further enquiries or checks) rely on and be protected in acting or refraining from acting on any written instructions, notice or request given by either the Purchaser or the Purchaser and the Vendor jointly (as appropriate) if provided by any one person for each of the Purchaser and the Vendor whose name and specimen signature is set out in the annexure to this letter and it shall not be necessary for you to enquire into the authority of any signatory or the authenticity of any such signature.

10.	You may withdraw from the Retention Fund and account to the Inland Revenue for any amount of tax payable on the interest earned on the Retention Fund for which you are accountable.

11.	You are authorised to pay any bank charges incurred in the conduct of the Retention Fund out of funds to its credit.

12.	Neither of you shall be liable for any loss or damage occurring as a result of any act, mistake or omission made by you in good faith or by reason of any other matter or thing, in each case done or purported to be done in accordance with the terms of this letter, except arising out of your fraud, wilful default or negligence.

13.	The Purchaser shall indemnify the Purchaser’s Solicitors and the Vendor shall indemnify the Vendor’s Solicitors, in each case against all actions, proceedings, claims, demands, liabilities, costs and expenses which you may suffer or incur in connection with the performance of your obligations under this letter, save insofar as the same result from your fraud, wilful default or negligence.

14.	The provisions of this letter will apply to and enure for the benefit of the partners for the time being of each of the firms respectively to whom it is addressed and to the partners of any firm resulting from any amalgamation, merger, reconstitution or name change of either firm and references to “partners” or “firms” will include references to such partners or firms.

15.	This letter shall be governed by and construed in accordance with English law.

Please indicate your acceptance of the instructions contained in this letter by signing and returning one of the two enclosed copies of this letter to each of us.

Yours faithfully, Acknowledged for and on behalf of Brobeck Hale and Dorr Acknowledged for and on behalf of Eversheds

Annex to Retention Fund Instruction Letter

Purchaser signatories

Name	[OFFICE] Office	Signature

Name	[OFFICE] Office	Signature

Vendor signatories Name	[OFFICE] Office	Signature

Name	[OFFICE] Office	Signature

Yours faithfully

SIGNED by
For and on behalf of AEA Technology plc

SIGNED by
For and on behalf of Ansys, Inc.

Omitted Schedules:

The following schedules to this Exhibit were omitted in accordance with Item 601(b)(2) of Regulation S-K:

Schedule 1: Disclosure schedules in respect of capitalization, etc. of the CFX Companies

Schedule 2: Disclosure schedules in respect of real property

Schedule 3: Disclosure schedules in respect of intellectual property

Schedule 14: Schedule in respect of preparation of Completion Balance Sheet.

Schedule 15: Disclosure schedule in respect of employment matters

Schedule 16: Agreement in respect of certain records

Schedule 21: Schedule in respect of certain purchase price adjustments

The Registrant hereby undertakes to furnish a copy of any omitted exhibit or schedule to the Commission upon request.